
02024671

No. 16/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: March 28, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....

Name: Dr. Markus Kick
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: March 28, 2002

Analyst Meeting

Swisscom

'Solid as a Rock'

26 March 2002
London

swisscom

Disclaimer

"The following presentation may contain forward looking statements. Actual results may differ materially from those expressed or implied in such forward looking statements. Additional information as to factors that could cause actual results to differ from anticipated or projected results is available in Swisscom's Annual Report on Form 20-F which is on public file with the SEC and posted on our websites. We do not undertake any obligation to update and revise any forward looking statements made in this presentation to reflect events or circumstances that occur after the date of this presentation"

Agenda

- Strategy & Highlights — Jens Alder, CEO
- Fixnet — Jens Alder, CEO
- Enterprise Solutions — Jens Alder, CEO
- Swisscom Mobile — Carsten Schloter, CEO Mobile
- debitel — Mike Shipton, CSO
- Financials 2001 — Ueli Dietiker, CFO
- Summary & Conclusion — Jens Alder, CEO

to do

Key figures

CHF in millions, except where indicated		2000	2001
Swisscom Group			
Net revenue		14 060	14 174
Operating income before exceptional items, depreciation and amortization (EBITDA)		4 034	4 409
in % of net revenue	%	28.7	31.1
Operating income before exceptional items		1 831	2 235
Impairment of goodwill		–	(1 130)
Gain on sale of real estate		–	568
Gain on partial sale of Swisscom Mobile AG		–	3 837
Operating income		1 831	5 510
Net income from continuing operations		3 087	4 964
Net income		3 156	4 964
Shareholders' equity		8 570	12 069
Equity ratio [1]	%	38.9	49.6
Number of full-time equivalent employees at end of period [2]	FTE	20 604	21 328
Average number of full-time equivalent employees	FTE	20 989	20 988
Revenue per employee	CHF in thousands	670	675
EBITDA per employee	CHF in thousands	192	210
Net cash provided by operating activities		3 821	3 389
Capital expenditures		1 450	1 234
Net debt (net funds) [3]		2 891	(2 899)
Swisscom AG			
Net income		2 709	1 081
Shareholders' equity		8 330	8 013
Dividend		809	728*
Capital reduction		589	529*
Key figures per share			
Average number of shares outstanding (nom. CHF 25.00 and CHF 17.00 respectively)	in mio.	73.550	73.550
Price per share (high/low) [5]	CHF	754.00/361.00	492.50/358.50
Closing price at end of period [5]	CHF	421.50	460.00
Net income from continuing operations	CHF	41.97	67.50
Net income	CHF	42.91	67.50
Shareholders' equity	CHF	116.52	164.09
Gross dividend	CHF	11.00	11.00*
Capital reduction	CHF	8.00	8.00*
Pay-out ratio [4]	%	44.21	25.34*
Market capitalization at end of period		31 001	33 833

* according to the proposal of the Board of Directors to the Shareholders' Meeting
1) Represents shareholders' equity as a percentage of total assets.
2) Includes 3,145 and 3,544 employees of debitel at December 31, 2000 and 2001 respectively.
3) Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease.
4) Represents gross dividend and capital reduction after announced share buy back as a percentage of net income per share.
5) Source: Bloomberg, paid prices.

2001 Annual Report

Swisscom AG

swisscom

Shaping the future

Shaping the future requires vision. Vision is the key to success. This applies to telecommunications just as it does to architecture, literature, design, research and sport.

Switzerland has produced outstanding achievements in all of these fields.

Achievements mirror performance. So, too, do the results presented in the Swisscom 2001 Annual Report. Or the ability to pursue visions, to focus on what is desirable and to implement what is feasible.

Contents

Highlights 2001

January
A record 16.3 million SMS messages are sent over New Year 2001.

In partnership with Swisscom Fixnet, Bluewin launches two ADSL subscriptions, BroadWay Light and BroadWay Basic; Internet access charges are cut by up to 55 percent.

February
Swisscom launches Evening Call to add to its highly successful Weekend Call offering: an hour-long call in the evening costs Swisscom customers just one franc.

March
At the Extraordinary Shareholders' Meeting shareholders approve the sale of a 25 percent participation in Swisscom Mobile to Vodafone. This partnership with the world's leading mobile provider assures Swisscom Mobile access to innovative products and services in the field of mobile data.

Swisscom sells 196 properties in Switzerland for a price of CHF 2.6 billion.

April
debitel, Germany's third-largest mobile provider and Europe's biggest network-independent telecommunications company, concludes a UMTS agreement with D2 Vodafone, making the first step towards expanding its business model to the next generation of mobile communications.

May
Swisscom Mobile launches NATEL®budget, a subscription designed for infrequent mobile phone users. The monthly fee of CHF 15 includes 15 minutes' free talktime.

Swisscom unveils its Expo.02 project, "Empire of Silence", which demonstrates the importance of communication in life in an entertaining way. The Swisscom pavilion is located on the Arteplage in Biel.

June
Swisscom aligns its brand strategy to market conditions. The Swisscom Group core brand is bolstered and the group companies are given greater scope to build up their individual market segments. Billag, Bluewin, Conextrade and debitel remain independent brands.

July
Swisscom becomes the first telecommunications company in Switzerland to offer a fully automated directory inquiries service after successful pilot tests in the Lucerne region.

August
Swisscom launches its "Schools on the Net" project aimed at providing all schools in Switzerland with free broadband Internet access via the networks of the cantonal educational authorities.

September
Swisscom IT and AGI IT Services AG merge to form Swisscom IT Services. Founded on 1 January 2002, the new company is looking to become a key player in the Swiss IT services sector.

October
Swisscom Fixnet launches Webpayphone, a new-generation public payphone that allows users to surf the Internet and send e-mails and SMS messages. Some 50 Webpayphones are in operation at busy locations in the Zurich area.

November
The Swisscom share is voted "share of the year" by a leading Swiss investor journal.

Swisscom is selected for the Dow Jones Sustainability World Index (DJSI World) on the strength of its economic performance and environmental and social policies.

December
debitel continues to grow its customer base. On 21 December the company breaks through the 10 million barrier.

In collaboration with network supplier Ericsson, Swisscom Mobile becomes the first network operator in Switzerland to connect calls via its own UMTS pilot network in Berne.




Tailor made for you

Dear Reader

In 2001 Swisscom consolidated its position, managed its finances prudently, achieved profitability and ultimately exceeded expectations. In a dynamic environment we defended our market share, increased revenue and achieved operating income (EBITDA) of CHF 4.41 billion, up by 9.3 percent compared to the previous year. A large proportion of net income stems from the disposal of around 196 properties and the sale of a 25 percent participation in Swisscom Mobile AG to Vodafone. Our equity ratio of 49.6 percent reflects our strong financial position. Our company is on a very solid footing.

The 2001 figures for the core business areas of fixed-network and mobile communications illustrate the strength of demand for our products and services. In the year under review we once again significantly increased our customer base both at home and abroad.

The market is an uncompromising and dispassionate adjudicator. In light of this we see our success as the result of a consistent market-driven and customer-focused strategy.

Strong performance in difficult market conditions

High growth expectations in the telecoms sector between 1998 and 2000 resulted in huge investment in risk-intensive expansion strategies, a fierce and at times ruinous price war, unrealistic financial market evaluations and costly surplus capacity. Disillusionment set in at the beginning of 2001 and the financial markets and many telecoms companies have since revised their growth and profit expectations.

Against this background Swisscom rode the storm on the marketplace and has performed well on the stock market. The Swisscom share rose 9.1 percent in value in 2001, a difficult year on the stock market, to become one of the best-performing stocks on the Swiss Market Index (SMI) of the Swiss Exchange. A leading Swiss investment journal voted our share "share of the year".

We attribute the success of the Swisscom share to the soundness of our strategy, the underlying principles of which are no global ambitions and no financial investments without strategic objectives. We analyze market opportunities on an ongoing basis and in 2001 examined a number of potential acquisitions. One such analysis resulted in the merger of AGI IT Services with Swisscom IT. Other options failed to meet our rigorous acquisition criteria. True to our strategy we refused to allow ourselves to be drawn into speculative activities in this period of hype.

A focus on profitable growth

Thanks to a prudent investment policy over the last few years coupled with a decision to concentrate on our core telecoms business and to renounce global ambitions, we closed 2001 in an enviable financial position. While posting only moderate growth in revenue, we succeeded in improving operating income and generating consistently high cash flow. In future we will continue to concentrate on achieving profitable growth but not at any cost.

At the end of 2001 we reported free cash of over CHF 7 billion and a substantial net funds position. We therefore decided on a share buy-back of up to CHF 4.3 billion with the aim of acquiring up to 10 percent of outstanding share capital. The buy-back allows Swisscom to return excess liquidity to shareholders and to increase net earnings per share. Swisscom will continue to have the required flexibility even after the buy-back.

A full service provider focused on Switzerland

Swisscom is number 7 in the value rankings of European telecoms companies. We see ourselves as the biggest of the smaller telecommunications companies rather than the smallest of the bigger ones. This sets clear parameters for our ambitions. *What are our goals for the future?*

As a service provider focusing on the domestic market, our aim is to consolidate market leadership in our core business areas of fixed-network and mobile communications. We are succeeding in meeting this objective by achieving a high level of customer satisfaction, offering a good price/performance ratio and providing attractive, innovative products and services. We wish to further optimize operating performance by introducing additional cost-cutting measures and by adapting our service portfolio to offer extra added value.

To strengthen our position we will concentrate fully on expansion in the Swiss market with special emphasis on activities that create synergies in our core business. This may involve acquisitions or joint ventures, or collaboration between companies within the Swisscom Group, for example the cooperative arrangement between Swisscom Fixnet and Bluewin to ensure faster, customer-focused marketing of broadband.

We are also looking to make selected investments in related growth businesses. This will however depend on the relationship between the level of risk involved and anticipated returns and a guarantee of sustainable value for stakeholders.

To consolidate its core business, Swisscom will make targeted investments in Europe, enter into partnerships and expand debitel's business model.

Transition to a group structure

We take the view that the various business units of a telecommunications company have to contend with different market dynamics and therefore need to develop individually. This is why we have undergone a transition to a group structure in the year under review.

The advantages of the new structure are evident: more flexible and effective marketing activities in the individual sub-markets and customer segments, clear lines of responsibility and more transparent results. It also gives the individual companies the flexibility they need to forge partnerships and enter into joint ventures. Vodafone's holding in Swisscom Mobile and the merger between Swisscom IT and AGI, an IT service provider specializing in the banking sector, were made possible thanks to the new structure.

With the exception of debitel, the individual Swisscom Group companies focus on core business in Switzerland and play key roles in providing a telecoms backbone and hence a solid foundation for the future of the information society in Switzerland and the economic development of the nation.

We are part of the community as well as the market economy

Our activities are determined by operational factors as well as the rules and principles of the market economy. This explains why maximum entrepreneurial freedom and room for maneuver are key elements of Swisscom's strategy. However, as market leader we are also conscious of our role in the community. As a corporate citizen, we assume social responsibility where we think we can contribute appropriately. Our contribution ranges from costly universal coverage to our policy of providing employment opportunities in all regions of Switzerland and developing young talent in traditional and new career areas. To improve access to the information society for the younger generation we are providing Swiss schools with free Internet access. By helping to enhance the educational system in Switzerland we are improving the career prospects of our young people.

We support activities which endeavor to promote the identity and unity of our nation and which make Switzerland a more attractive and competitive economic location in international terms. Our commitment to national interests clearly differentiates us from our international competitors who have set up operations in Switzerland. We are also one of the main sponsors of the upcoming Expo.02 national exhibition and have not remained indifferent to the Swissair situation.

Employees as an interface to the customer

Swisscom's success in 2001 is attributable in large measure to the performance of its employees. Such success would be unthinkable without motivated staff who are fully committed to common goals and who succeed in conveying their enthusiasm to the customer. We would like to thank them all for their dedication, teamwork, flexibility and understanding for the restructuring measures. We also thank our customers and shareholders for their trust and loyalty. We take this as a compliment and see it as an endorsement of our strategy. And finally a word of thanks to our main shareholder for its support and to the outgoing members of the management team for their many years of outstanding service.

Building the data highway

Swisscom welcomed a decision taken by the Federal Court in 2001 regarding leased lines and transmission media which also concerns the unbundling of the local loop. The Federal Court concluded that current telecommunications legislation lacks a basis for an unbundling of Swisscom's local loop. We will launch a broadband initiative in 2002 with an attractive offering featuring telephony, content and entertainment products.

Going forward

We have vigorously set about achieving our objectives for 2002. Internationally we will focus on debitel and data and mobile service provisioning. In the Swiss market our aim is to retain market leadership in our core business areas, optimize cost management, streamline our portfolio and enhance our innovative capabilities. Given unchanged market conditions we anticipate a slight increase in revenue while seeking to maintain operating income at the same level as in 2001.

We will also be paying special attention to customer satisfaction and, above all, business excellence. We must work towards this goal for the benefit of our customers and to ensure that Swisscom remains a byword for Swiss quality and reliability.

Markus Rauh
Chairman of the Board of Directors
Swisscom AG

Jens Alder
Chief Executive Officer
Swisscom AG

Major holdings

Swisscom AG

International		
	Swisscom North America (SCNA)	100%
	Telecom FL AG	100%
	debitel	94.3%
	TelSource N.V. [1]	49%
	UTA Telecom AG [2]	45.5%
	Infonet Services Corporation	17.7%

[1] TelSource has a 27% interest in Cesky Telecom

[2] Sale in 2002

Switzerland		
	Swisscom Immobilien AG (SIMAG)	100%
	Swisscom Immobilien Invest AG (SIMIAG)	100%
	Billag AG	100%
	Conextrade AG	100%
	cablex AG	100%
	Bluewin AG	92%
	Infonet (Schweiz) AG	90%
	Swisscom Mobile AG	75%
	Swisscom IT Services AG	71.1%
	Swisscom Directories AG	51%

At 31 December 2001





Did you know?

Following in the footsteps of Frisch and Dürrenmatt.

"Swiss Made" – modern Swiss literature, a protected brand. Perhaps you think that's a joke. No, it's the absolute truth.

Source:
Extract from the editorial of "Swiss Made – modern literature from German-speaking Switzerland"

Swisscom Fixnet – building a bond with fixed-line connections

Swisscom Fixnet consolidated its position as Swiss market leader and enhanced its image as a provider of attractive, value-for-money products and services on the fixed network. At CHF 5.2 billion revenue in the retail business is largely unchanged compared with the previous year. Cost management measures and careful deployment of resources enabled EBITDA to be increased by 1.5% to CHF 1691 million. Wholesale posted EBITDA of CHF 152 million. With approximately 8,000 employees Swisscom Fixnet is the group's largest unit.

Swisscom Fixnet Retail and Network	2000	2001
Net revenue [1]	5 165	5 199
EBITDA [2]	1 666	1 691
Employees	7 858	7 672

[1] Incl. revenue from other segments, in CHF millions
[2] Operating income before interest, tax and depreciation, in CHF millions

While fixed network telephony can be seen as the classic element in the modern telecommunications era, it has lost none of its importance or appeal. It continues to be the Swisscom Group's largest segment. Swisscom Fixnet provides interconnection and transport services for third-party carriers and products and services for residential customers and small to medium-sized enterprises. It is also responsible for the network infrastructure of the entire Swisscom Group. A streamlined portfolio, innovative services such as SMS via the fixed network or Web-payphone, attractive prices and offerings and clear points of contact in shops and call centers enabled Swisscom Fixnet to win many new customers in 2001 as well as retain existing ones.

The quality of Swisscom Fixnet's network infrastructure continues to provide a competitive edge. Network systems are upgraded and modernized on an ongoing basis to ensure we retain our edge in future. This high quality standard is also beneficial to Swisscom Fixnet's wholesale business.

Swisscom Fixnet suffered a network failure in 2001 despite rigorous preventative procedures. On 28 August a hardware fault caused the partial breakdown of the fixed network. Swisscom Fixnet immediately introduced measures to prevent a recurrence of this incident and to guarantee a high level of availability.

In the year under review Swisscom Fixnet merged technical infrastructure services with services for residential customers and SMEs in a move aimed at speeding up responsiveness to changing customer requirements and market conditions.

Market stability is no reason to rest on our laurels

Financial constraints and a shift towards concentration on areas of profitable growth have seen the price war between providers abate


Call volume
Fixed to mobile
In millions of minutes
800
700
600
500
99 00 01

during the past year with no significant price reductions to report. The volume of national voice and data traffic continued to fall (in the local area by 8.8 percent; in the long-distance area by 1.8 percent). By contrast, there was an encouraging reversal of trend in international traffic with an increase of around 6.3 percent. Fixed-to-mobile traffic continued to show strong growth with an increase of around 8.5 percent. Most significant was the 35.3 percent increase in volume reported in value added services. Terminals posted stable revenue and sales but suffered a further slight dip in market share.

Core business in Switzerland

As part of Swisscom's transition to a group structure, the fixed network communications unit also underwent a process of reorganization to adapt to the new circumstances. Infrastructure, product development, service and sales have been amalgamated, allowing Swisscom Fixnet to focus on the fixed-network requirements of the Swiss core business. By centering on customer requirements and what is technologically possible, products and services are optimally geared to the needs of today and tomorrow.

Customers hear and sense things

Various channels are required to ensure the specific needs of customers are met. Customers can find out just how high the quality of Swisscom's products and services is by visiting any of Swisscom's 74 shops or numerous specialist dealers and suppliers. Swisscom also undertakes proactive customer care initiatives and provides customer contact possibilities electronically. The main job of employees at our four contact centers in Lausanne, Olten, Winterthur and Bellinzona (0800 800 800) and the fault report center (175) is to provide specialist advice quickly. This is no easy task when one considers that some five million calls are received each year. Thanks to high-performance systems the Contact Centers meet the most varied of customer requirements with increasing speed and efficiency and as a result enjoy a high level of customer satisfaction.

Our "calling made simple" campaign launched at the end of 2001 underlines just how much Swisscom Fixnet values its customers. This initiative is geared to giving customers what they want: simple products, clear price structures and straightforward ordering processes. Swisscom Fixnet's client care strategy is all about building a bond with its customers.

Revenue structure Fixnet Retail and Network	
In CHF millions	
1131	Telephone access charges
913	National telephone traffic
189	International telephone traffic
333	Value added services
159	Customer terminals
401	Other products
3 126	**Revenue from external customers**



The right product, the best services

Swisscom Fixnet has streamlined its product portfolio which was developed over many years with a large number of product permutations. Customers now have even easier-to-use products at their disposal. At the same time we have managed to cut provisioning and marketing costs.

By streamlining the range of fixed-network accesses we have created greater transparency and efficiency. "EconomyLINE" and "MultiLINE[ISDN]" are the new names for analog and digital accesses for residential customers. Digital accesses for business customers are to be integrated into the new "BusinessLINE[ISDN]" product, an ISDN access with direct dialing.

Volumes, revenue and margins for value-added services, in particular Business Numbers, continue to grow strongly. The launch of vanity numbers (letters instead of numbers, e.g. 0800 Swisscom) should see a further rise in demand.

Swisscom Fixnet's "Lower than you think" campaign aims to enhance its image as a provider that offers attractive prices. The introduction of Evening Call (calls for one franc an hour in the evening) and Surf Bonus underline that what we have to offer is more substantial than just a slogan. As the first and to date only provider, Swisscom Fixnet successfully introduced SMS to the fixed network.

Innovations

A completely new infrastructure makes it possible to expand our existing range of directory inquiry offerings by adding new products and services. We aim to offer the use of directory inquiry services via mobile from abroad, facilitate access to international directory inquiry services and offer a new special information service. In summer 2001 a fully automated directory inquiry service using voice recognition came through tests with flying colors.

The TeleConferencing service has posted strong growth every year since its launch in 1998. In 2002 capacity is to be increased and the offering optimized by adding innovative Internet solutions.

The 10,000 Publifone payphones operated by Swisscom Fixnet are an important part of the public-service mandate. Swisscom Fixnet's new generation Webpayphone provides a multimedia communications platform with a range of services such as Internet access, free services, e-mail, SMS, telephony, games and a built-in printer. The new multimedia payphones are initially being introduced at busy locations in the Zurich area. Market share of payphones on private premises stands at over 95 percent.

Transition to the world of broadband communications

Swisscom Fixnet also reviewed its plans for development of the network and system infrastructure during the course of the year. It aims to significantly increase the proportion of broadband products in its portfolio over the medium to long term. Networks and systems must be prepared for broadband. Swisscom Fixnet will therefore concentrate its efforts on further expanding the infrastructure's broadband capability. Swisscom now offers ADSL Broadband Connectivity Service (BBCS) for around 85 percent of accesses. This means that broadband access is available via existing copper lines. The increase in capacity generated by ADSL has resulted in a big demand for optical fiber on the regional network. Swisscom Fixnet and network construction company cablex AG are working intensively on the expansion of the fiber-optic network. In the access area Swisscom Fixnet commissioned the latest generation of ADSL in 2001.

The backbone network also needs to be upgraded to meet growing demands and is to be equipped with a uniform optical transport platform in 2002. This will support the anticipated increase in bandwidth.

Integration of Bluewin

To strengthen Swisscom's leading position in the Swiss broadband market, the group companies Swisscom Fixnet and Bluewin bundled their ADSL broadband activities and stepped up their level of cooperation. Since the beginning of 2002 Bluewin has been managed as a profit center of Swisscom Fixnet. The broadband services and content are developed and marketed by Bluewin; Swisscom Fixnet develops, operates and markets the requisite network services. Bluewin will continue to operate as a stock corporation. This means it will still be able to enter into partnerships in the Internet segment.

Network construction: new subsidiary

In the autumn Swisscom Fixnet formed a new wholly-owned subsidiary based in Berne called cablex AG whose core business is network construction. The new subsidiary is responsible for the construction and maintenance of the Swisscom fixed network and employs 700 staff at 16 locations across Switzerland. The network and network data remain the property of Swisscom.

Wholesale turns buyers into sellers

Swisscom Fixnet Wholesale and Carrier Services	2000	2001
Net revenue [1]	2 577	2 934
EBITDA [2]	96	152
Employees	207	325

[1] Incl. revenue from other segments, in CHF millions
[2] Operating income before interest, tax and depreciation, in CHF millions

Swisscom Fixnet's wholesale offering, which basically covers the interconnection business (services that are subject to price regulation), is geared towards other telecommunications providers. The share of non-regulated products in the wholesale portfolio such as data and total solutions is on the increase. Fixnet Wholesale, which has 325 employees, posted revenue of CHF 2934 million and operating income (EBITDA) of CHF 152 million in 2001. Swisscom Fixnet Wholesale currently has some 160 contract partners.

In the year under review Swisscom Fixnet reduced charges for regulated interconnection services by up to 6 percent. The prices are about average by European standards.

There are two important developments to report in the field of wholesale. Firstly, customers are placing greater emphasis on quality and security. Secondly, there is an increase in demand for implementation and operation of total network solutions. Wholesale is responding to these trends. In the national wholesale business high quality standards have been attained for voice services. This is reflected in growth rates in terms of volume and revenue. Non-regulated data services also posted growth (36.3 percent) thanks in part to the launch of new services. Major alternative telephony and service providers in Switzerland and abroad stepped up their cooperation with Wholesale in 2001.

ADSL accesses: making up ground

ADSL enjoyed its first boom in the year under review. Demand continued to grow steadily, and by the end of the year the number of Wholesale ADSL accesses amounted to 40,000 which corresponds to around 40 percent of all broadband accesses in Switzerland.

The success of the broadband connectivity service in its first year of operation can be attributed to an extensive retail network. BBCS customers and retailers in Switzerland include over twenty Internet service providers (ISPs). The broadband offering is available to all licensed ISPs in Switzerland. An extension of the retail network is planned.

The largest customer within the ISP community is Bluewin which purchases more than 50 percent of all broadband accesses sold in Switzerland.

In 2002 Swisscom Fixnet Wholesale will further increase the availability and attractiveness of its broadband offering.

Glossary

ADSL (Asymmetric Digital Subscriber Line) ADSL technology belongs to the xDSL family of technologies which use the existing telephone line to provide broadband data network access. The ADSL network in Switzerland is designed for a maximum of 2 Mbit/s downstream and 352 Kbit/s upstream. xDSL, which functions like a modem, requires a DSL system at both ends of the copper line. ADSL uses the copper line's full transmission spectrum. Analog or digital voice and data signals can be transmitted simultaneously via the same cable in addition to ADSL data. ADSL enables users to make telephone calls and surf the Internet simultaneously regardless of whether they have an ISDN access or not.

ISDN (Integrated Services Digital Network) Digital network for voice and data communication. ISDN has a transmission rate of 64 kbit/s.

Broadband Broadband technology uses the same medium for several transmission channels. In the case of ADSL the medium is the copper line.

Bandwidth Bandwidth (data rate) is the number of bits transmitted per second (e.g. 256 kbit/s).



Did you know?



Botta today, Caminada tomorrow.

Swiss architecture sets global standards. And it is also well established within Switzerland.

Stalls in Vrin, Grissons
Architect: Gion A. Caminada
Photo and copyright: Lucia Degonda

Swisscom Mobile – going from strength to strength

Despite signs of market saturation, demand for mobile communications remains strong. Swisscom Mobile continued to perform well in 2001. The new stock corporation, which has 2,100 employees, won more than one million new customers and increased revenue by 14 percent to CHF 3.98 billion in the year under review. Operating income (EBITDA) amounted to CHF 1.88 billion. As market leader, Swisscom Mobile has good reason for optimism.

Swisscom Mobile	2000	2001
Net revenue [1]	3 492	3 983
EBITDA [2]	1 483	1 876
Customers [3]	3 168 000	3 373 000
Employees	1 824	2 119

[1] Incl. revenue from other segments, in CHF millions
[2] Operating income before interest, tax and depreciation, in CHF millions
[3] Excl. 207,000 prepaid customers deactivated end 2001

The strong demand for mobile communications is a trait of modern society. By the end of 2001, three out of four Swiss residents, including the very young and the elderly, owned a mobile phone. Despite the high level of penetration the market continued to grow, albeit at a slower rate than in the previous year.

At Swisscom Mobile the year under review saw price pressure ease off with competition shifting to incentives. As prices remained constant, considerable investment had to be made in subsidizing mobile phones. With fewer new customers than in the previous year and significantly greater customer loyalty, acquisition costs fell which resulted in a clear improvement in profitability. Average monthly revenue per user fell in 2001 from CHF 89 to CHF 83.

Despite the extremely competitive market environment Swisscom Mobile lost very little market share in the year under review. Market share stands at around 66 percent. With market penetration at about 70 percent, the way forward is to focus on segment-specific offerings. New products that meet these requirements, such as NATEL®budget and NATEL®easy kid, were successfully rolled out last year.

Furthermore, market research confirms that Swisscom Mobile's endeavors to step up customer orientation are bearing fruit. Mobile customers have shown significantly more loyalty to Swisscom Mobile than to its competitors. This is a clear indication of customer satisfaction. Swisscom Mobile will make every effort to ensure this goal is attained again in 2002.

Penetration rate* Swisscom Mobile


%
60
50
40
30
20
10
99 00 01

*In relation to total Swiss population

Customer figures


Individual subscriptions
1 503 000 NATEL®swiss
1 221 000 NATEL®easy*
328 000 NATEL®international
166 000 NATEL®budget
75 000 NATEL®business
74 000 NATEL®CMN
6 000 NATEL®corporate
3 373 000 Total

*Excl. 207 000 prepaid customers deactivated end 2001

Partnership with Vodafone already bearing fruit

On 1 April Swisscom Mobile became an independent stock corporation in which Vodafone, world market leader in mobile communications, took a 25 percent stake. In view of Vodafone's participation, Swisscom Mobile's attention has been focused on the start of operational cooperation and the first joint projects.

Cooperation with Vodafone is already showing a great deal of promise, notably in the future-oriented field of enabling platforms. Collaboration in this area will facilitate the set-up of mobile data services and lays the foundations for developing third-party business.

The fact that Swisscom Mobile can now profit from Vodafone's numerous purchasing agreements is also extremely positive. Being able to take advantage of such agreements offers enormous benefits. Swisscom Mobile will gain from economies of scale in purchasing and from Vodafone's technical and branch-specific know-how and human resources. These factors improve the positioning of Swisscom Mobile and the future prospects of the company.

3.37 million customers after deactivation operation

With a net increase of 412,849 customers, at the end of 2001 the total number of Swisscom Mobile NATEL® customers amounted to 3.58 million before the deactivation operation. Swisscom Mobile decided to clean up its customer base by 31 December 2001 and to deactivate inactive prepaid customers.

This operation saw the deactivation of the SIM cards of NATEL®easy customers who had not used their accesses to make calls or to send SMS messages for over twelve months. 207,291 NATEL®easy customers were deactivated at a single stroke, producing a final total of 3.37 million customers, of which 2.15 million are postpaid customers (64 percent) and 1.22 million prepaid (36 percent).

Clean-up operations of this kind will be carried out on a monthly basis in future. Apart from producing operational savings, the deactivation operation has no other consequences.

Prepaid/Postpaid

%

63.8 Postpaid
36.2 Prepaid

Developing third-party offerings

Swisscom Mobile created the Third Party Business Unit in the summer of 2001. Its aim is to boost data usage by end customers and stimulate expansion of its data business. The new unit is geared specifically to third-party companies, such as portals, application service providers (ASPs), platform providers and also various content providers, looking to launch their own mobile data services. Swisscom Mobile offers interfaces to its platforms on which third parties can provide individual data services. Swisscom Mobile customers have unrestricted access to third-party products, which complement the range of offerings in the data product portfolio. The first innovative SMS and location-based products were rolled out in the year under review.

UMTS – euphoria gives way to reality

The world of finance expects miracles from technologies like HSCSD, GPRS and UMTS. Miracles, however, have a habit of taking their time. One thing is for sure, the importance of mobile data communications is set to increase significantly. Specific details concerning availability of the technologies were established in 2001. Swisscom Mobile will be able to meet OFCOM's requirement of providing UMTS coverage for 20 percent of the population by the end of 2002. And UMTS will of course be operational provided the necessary terminals are available by then. However, customers will only really start to benefit from added value when the new services operate smoothly on the various technologies HSCSD, GPRS and UMTS, i.e. when interoperability is guaranteed. Swisscom Mobile does not expect interoperability to become available before the end of 2003 at the earliest because of the complexity of the network and terminal technologies.

The success of mobile data communications will therefore rest to a large extent on GPRS, which has key characteristics that enable many new services to be offered. For instance, it provides sufficient bandwidth for "always on" access without a fee; billing is based exclusively on volume of data transmitted.


SMS volume
In millions
2300
2100
1900
1700
1500
1300
1100
900
700
500
300
100
99 00 01

Network expansion and set-up: easier said than done...
To ensure there is always enough capacity available to NATEL® customers for voice and data communications, Swisscom Mobile went to great lengths to optimize its existing GSM network in 2001. Over CHF 200 million has been invested in network expansion alone, 450 new base stations have been constructed, some 250 in-house projects undertaken and tunnel coverage virtually completed. The Swisscom Group has also made a huge effort to improve coverage on trains.

On 27 July Swisscom Mobile suffered a serious network failure. Reaction to this incident underlines just how much the public depends on a fully-reliable mobile network. As a result of the breakdown, Swisscom Mobile will introduce a new network architecture in order to reduce the possibility of a recurrence to an absolute minimum.

Mobile communications would not be possible without technology and infrastructure. The boom in mobile communications makes it essential that providers expand their networks in order to handle additional traffic. The increasing number of antennas has caused public anxiety despite meticulous precautions. The reason is electromagnetic waves. Controversy is holding back the expansion of mobile communications to a greater and greater extent. There is huge demand for seamless coverage on the one hand but opposition to the new antennas on the other. Objections are hindering the progress of expansion plans and slowing up the provision of demand-driven coverage enormously.

Necessary network expansion is also being hampered by unclear legislation. Switzerland is among the countries which adhere to the strictest regulations in the world regarding safety limits for electromagnetic fields. The decree on protection from non-ionizing radiation (NISV), which entered into force on 1 February 2000, saw the introduction of limits which are 10 times lower than the internationally recognized norm. However, the definitive recommendations of the Federal Office of the Environment concerning the calculation and control of the emission and system limits set out in the NISV have yet to be established. This leaves the matter open to interpretation and has caused confusion and legal uncertainty among cantonal and local government enforcement agencies and operators alike. As a result of this uncertainty, expansion of the mobile network is practically at a standstill in certain parts of the country.


Data as a percentage of revenue
%
9
8
7
6
5
4
3
2
1
99 00 01

In the year under review SICTA, the industry federation, began to tackle this problem. The operators jointly made a constructive proposal to the authorities which will now be examined at the highest political level. Nevertheless a further tightening up of the regulations is being considered. Any decision to sharpen already stringent regulations would make it virtually impossible to set up new technologies such as UMTS. The outcome of the decision facing our politicians will have far-reaching consequences for the Swiss economy.

Swiss mobile operators are working together closely to avert serious damage to the nation's economy. It is vital that this emotive issue is dealt with objectively on the basis of the facts.

2002: the year of customer satisfaction
All Swisscom Mobile employees are fully committed to achieving a high level of customer satisfaction in 2002. Customer satisfaction means an outstanding state-of-the-art network, impeccable coverage and call quality in both urban and rural areas and the best service of any provider. We have been achieving these objectives for some years now, the results speak for themselves. However, we must continue to aim for the highest standards in customer care and to continually improve ourselves. Swisscom Mobile strives to achieve these goals every day and has set in motion a number of measures for the immediate future. One such initiative is the Swisscom Mobile customer charter introduced in 2001 which is now being put into practice by all employees and has resulted in customer satisfaction with call centers of over 80 percent.

Foundations for mobile data laid
The foundations to allow the retail data business to take off have been in place since the start of 2002. GPRS has been launched, and there are sufficient enabled terminals on the market. Swisscom Mobile anticipates a slow start but estimates that mobile data will become commonplace within a few years.

In 2002 the main objective is to familiarize customers with mobile data traffic. To this end, Swisscom Mobile intends to generate significant volumes of data using the new services GPRS and HSCSD to form the basis for the success of mobile data business.

Glossary

GSM (Global System for Mobile Communications) is the global digital mobile standard for the frequencies 900, 1800 and 1900 MHz. Swisscom Mobile customers can use their phones in over 127 countries thanks to 278 roaming agreements.

HSCSD (High Speed Circuit Switched Data) is a new data transmission standard for GSM mobile networks. It operates according to a principle similar to that of ISDN. Several radio channels are bundled to form one high-performance data channel. This allows high-speed data transmission up to 57.6 kbit/s, four times faster than before.

GPRS (General Packet Radio Services) is a new standard for data transmission on GSM mobile radio networks and uses a packet-switching technology for data transmission. This technology breaks data up into tiny packets, just like on computer networks or the Internet, and transmits these continuously. Users are permanently online and can always send and receive data. GPRS connection charges are therefore based on volume of data transmitted and not on time. With GPRS, transmission speeds of up to 30-40 kbit/s are now possible. GPRS is therefore ideal for WAP services, entertainment products such as games and chat forums and for the reception and transmission of e-mails without large attachments.

UMTS (Universal Mobile Telecommunications System) is a development of GSM and therefore a new mobile radio standard. An independent network is being set up for UMTS to complement coverage in urban areas provided by GSM/GPRS. UMTS will provide users with high-quality, wireless multimedia applications. Data transmission at speeds of up to 384 kbit/s will be possible, which is sufficient for video conferences with image and sound.



Did you know?



Research is driven by inquiring minds. It is an expression of our belief in the future.

After two years of research an IT team at the Federal Institute of Technology in Lausanne unveils a living wall in an exhibition entitled "L'objet vivant" in Sainte-Croix.

Source:
Federal Institute of Technology, Lausanne press office.
Photo and copyright: Alain Herzog

Swisscom Enterprise Solutions – the address for business customers

Swisscom Enterprise Solutions has won the confidence of some 50,000 business customers. The Swisscom B2B unit offers business customers services in the fields of Internet, voice and data communications, process integration (Call Center, conferencing) and corresponding convergence solutions. Revenue amounted to CHF 1,887 million in the year under review. Thanks to innovative, segment-specific solutions and services Enterprise Solutions managed to achieve the same amount of operating income (EBITDA) at CHF 247 million as in the previous year despite continuing price erosion and tighter margins for basic services.

Enterprise Solutions	2000	2001
Net revenue [1]	1 938	1 887
EBITDA [2]	264	247
Employees	1 470	1 557

[1] Incl. revenue from other segments in CHF millions
[2] Operating income before interest, tax and depreciation in CHF millions

New technologies are having an impact on all sectors of the economy. Nowhere is this impact greater than in telecommunications. Investment cycles are becoming shorter, IT and telecommunications are converging and voice and data communications are melding together. It is the task of providers to identify technological change and constantly increasing levels of customer expectation and to gear themselves up to tackle these challenges. With 1,500 employees at 17 locations in Switzerland, Enterprise Solutions meets the telecommunications requirements of multinational companies as well as small enterprises. Enterprise Solutions positions itself as a full-service provider and aims to meet customer requirements fully and to create clear competitive advantages.

Specialized in complex and tailored solutions

Companies today require sophisticated IT and communications technologies that ensure reliable operation around the clock and fulfil customer-specific requirements. Many business customers today require a provider that can offer consulting services, assume responsibility for planning and ensure that projects are carried out efficiently and on time. The Enterprise Solutions business model is geared up to meet these requirements. The range of offerings covers installation, configuration, operation and maintenance of services and customer solutions as well as the implementation of tailored, turnkey customer projects and consulting services. Last year Enterprise Solutions successfully implemented countless specific customer solutions, for example the interconnection of 950 Coop branch offices with head office in Basle, and other voice and data communications projects for companies such as UBS Warburg, Bloomberg, Alusuisse/Alcan, Suva, Ackermann Versandhaus AG and Edipresse.

Future market and customer orientation

Enterprise Solutions provides convergence solutions based on leading-edge technology that offer customers cost benefits and trading advantages. Enterprise Solutions will simplify and optimize its basic services, and develop standardized solutions for small and medium-sized enterprises through the targeted deployment of technological know-how. It will also focus on implementation of individual customer solutions in the field of IT and communications technologies.

On this basis Enterprise Solutions intends to establish itself on the market as a successful service and solutions provider.

debitel –
doing business without a network

Once again in 2001 debitel, the driving force behind Swisscom's international strategy, achieved its key objective and increased profitability. At CHF 3.8 billion, revenue was around 4.6 percent lower than last year. Thanks to the growth of debitel's international activities and stringent cost management in Germany the company's operating income (EBITDA) rose year-on-year to CHF 187 million (+12 percent).

debitel	2000	2001
Net revenue [1]	3 993	3 808
EBITDA [2]	167	187
Customers	8 605 000	10 001 000
Employees	3 145	3 544

[1] In CHF millions
[2] Operating income before interest, tax and depreciation, in CHF millions

Swisscom subsidiary debitel is a network-independent telecommunications company. It has 3,544 full-time employees groupwide and provides all products from a single source: mobile, fixed network, Internet and an assortment of innovative, target-group oriented services and applications. debitel buys free capacity from other network operators and supplements it to provide a proprietary range of products and packages. In Germany, debitel works together with mobile operators T-Mobil, D2 Vodafone, E-Plus Mobilfunk and Quam and fixed-network operators Arcor and WorldCom.

The network-independent business model provides significant benefits for debitel customers, such as objective consulting on networks combined with attractive solutions. debitel sales partners also benefit from a single source offering, with considerable savings in process management and logistics. Network operators benefit from savings in indirect sales thanks to economies of scale in debitel's sales, marketing and customer care activities.

The cornerstone of debitel's success
debitel's main strengths are its first-rate sales and customer management structures. Sales has many ways of accessing mass channels and specialist traders. debitel has over 5,000 active sales partners in Germany and over 7,000 in Europe.

The level of cooperation with existing sales partners goes way beyond a normal business relationship. debitel's aim is to provide dealers with channel-specific support, up-to-the-minute information and, in view of the increasing importance of multimedia applications, consulting services. An extranet forum speeds up and optimizes communication with sales partners. The debitel sales training academy and an Internet-based educational program aim to improve the specialist knowledge of dealers and hence the overall quality of consulting.


Customer growth*
In millions
10
8
6
4
99 00 01
* At 31 December

In 2001 the number of debitel sales offices in Germany was increased significantly to over 80 points of sale, including some joint ventures. Their prominent city-center locations will help to achieve further market penetration. Cooperation with various renowned sales partners gives debitel the edge in the marketing of multimedia services.

Customer care at debitel means being available for the customer around the clock seven days a week. Continual optimization of customer-management processes increases profitability and improves customer satisfaction and consequently customer loyalty. Technical advancements minimize processing time and allow employees to concentrate on providing individual customer care. Innovative customer communication processes including SMS and online billing speed up response times and produce significant savings.

New challenges posed by market saturation

After explosive growth in 2000, the mobile market in Germany stabilized during the year under review as a result of greater market saturation. With the penetration rate standing at 68 percent, the market has entered a stage of maturity. This has led to a shift in priorities. Whereas in the past the main objective was to acquire as many new customers as possible, the focus has now shifted to ensuring existing customers remain loyal to the company. Efforts must be concentrated on providing innovative and attractive products as well as guaranteeing high-quality customer care.

It is already clear that data applications are set to grow at a faster rate than voice services. debitel has risen to the challenge and in 2001 launched a comprehensive range of new mobile data and value-added services.

Fierce competition on the fixed network set to continue

In spite of continued price pressure on the fixed network, debitel succeeded in increasing profitability for fixed-network activities in the year under review through measures aimed at cost and process optimization. It also succeeded in consolidating its position in the preselection area, notably by focusing on combined offers between fixed network and mobile. debitel plans to add to its fixed-network product portfolio in 2002 by launching subscriber access lines and broadband Internet access.


Customers
By country
Germany
Netherlands
France
Denmark
Slovenia

Non-German subsidiaries make a significant contribution to income
debitel's international holdings faced stiff challenges in 2000 – a high degree of market saturation, price erosion with margins remaining constant and a phase of concentration in the European mobile business. debitel countered these difficulties by negotiating new business models with the network operators and by repositioning itself in the value chain. The process of reorientation was successfully completed in 2001. debitel's non-German companies increased revenue by 10.7 percent year-on-year to CHF 1.1 billion. The customer base in international business grew by 6 percent to 2.35 million.

debitel took over Nederland Talkline Nederland at the beginning of November 2001 and in the process acquired some 150,000 contract customers, including a large proportion of high-spending business customers.

In 2001 debitel France significantly increased its sales presence to over 60 points of sale. debitel Dangaard France, the distribution and service company set up in January 2001, sells products from all leading hardware manufacturers. debitel France also manages around 300,000 customers for France Télécom.

In view of difficult market conditions and limited growth potential on the Belgian mobile market debitel decided in May 2001 to sell its 48-percent holding in debitel Belgium to partner company Mobistar S.A. debitel Danmark and debitel Slovenia continued to achieve growth in 2001, assuring their profitability.

Well-equipped for the future
One of the main objectives in the year under review was to implement the enhanced service provider (ESP) strategy. The ESP model will enable the provision of non-network specific telecommunications services in future. Even more importantly, it will allow the service spectrum to be expanded to UMTS and to offer even greater added value. ESP agreements were concluded with the major German UMTS network operators during the course of 2001. A public debate is currently being held in Germany on whether to introduce UMTS technology without delay.

Other key business areas

Swisscom IT Services – all set to become market leader in IT services
In September 2001 Swisscom and the St.Gallen-based company AGI IT Services AG decided to merge their IT units. This led to the creation at the beginning of 2002 of Swisscom IT Services AG in which Swisscom holds a stake of 71.1 percent and AGI Holding AG 28.9 percent. The company is a leading Swiss full-service IT provider and employs 2,400 staff at 17 locations.

This merger will increase the competitiveness of Swisscom's IT services considerably. The main objective of the newly-formed company is to guarantee high quality and availability of services delivered to the Swisscom Group and the cantonal banks which were previously served by AGI. Swisscom IT Services AG will also concentrate on developing growth potential by deploying its current resources in the Swiss IT market. It will focus on large and medium-sized Swiss companies. The trend in this segment is to focus on core business and to outsource IT and telecoms infrastructure and operations to a reliable external partner. Adopting this approach allows Swisscom IT Services AG to benefit from the support of highly-qualified IT specialists.

Swisscom Systems – private branch exchange business
With a market share of around 60 percent and a 98,000-strong customer base, Swisscom Systems is the leading Swiss service specialist in the field of communications systems. The company has 1,682 employees and in 2001 generated revenue of CHF 477 million. Five sales districts covering the whole of Switzerland guarantee optimal customer proximity.

Swisscom Systems is the only provider to cover the full service spectrum – from consulting to products, services and maintenance offerings. Financing options include purchase, rental and leasing. The portfolio is aimed at small and medium-sized enterprises as well as larger companies.

In view of the ever-growing demand for greater efficiency and permanent availability, Swisscom Systems provides support 24 hours a day seven days a week.



Bluewin: access customers
In thousands
800
700
600
500
400
300
200
100
99* 00* 01*
* At 31 December

Win-win with Bluewin

In 2001, Bluewin customers spent around 5.6 billion minutes on the Net. With 734,000 active access customers and 102 million pageviews (in December 2001), Bluewin remains the Swiss market leader. Revenue from external customers amounted to CHF 61 million while market share grew from 41 to 47 percent. Bluewin has a workforce of 330.

Bluewin sees itself in an intermediary role, meeting consumer demands on the one hand and helping businesses to deliver services on the other. Bluewin wins over many new customers every year. The Internet service provider is continuing to expand its share of the market thanks to a broad range of offerings and first-class service. New services were added to the portfolio in 2001, making it even more attractive. Narrowband and broadband access, an extensive portal offering and a range of Internet services are available to residential customers.

In future broadband services are to be offered as a key component of the service portfolio for business and residential customers. These services range from video conferencing and messaging to transmission services such as online music distribution and content aggregation.

Conextrade – the leading provider of electronic purchasing and sales solutions

Connect and Trade – Conextrade makes access to the electronic marketplace available. This wholly-owned Swisscom subsidiary facilitates e-commerce by connecting company-wide IT systems. To do so, it operates the leading Swiss marketplace via which inventory and production planning systems and e-procurement applications can communicate with one another. More than 250 trading partners already use the platform.

Conextrade's 72 employees offer specialist know-how and a wealth of experience in enterprise resource planning (ERP), e-procurement solutions and sales management, marketplace software, transaction solutions and interface design and programming. Many years of experience with electronic data interchange (EDI) and the UN/Edifact Competence Center make Conextrade a reliable e-commerce solutions partner.

E-commerce is still unknown territory for many companies. However, most of the 1,000 Swiss companies participating in a representative survey plan to set up e-procurement activities within the next two years.

The success of the Conextrade business model depends to a large extent on interconnecting a large number of business partners to ensure as many transactions are concluded as possible. More than one million stock keeping units can now be accessed on the platform. In the current set-up phase many Conextrade services are project-based offerings. Over the long term, however, the emphasis will be on fully-operational services and generation of recurrent revenue.

Transmitters

Number

2 335 Television
1 134 Radio (VHF and MW)
15 Digital audio broadcast (DAB)



Swisscom Broadcast makes audio and video solutions possible
The Broadcast business unit is responsible for transmitting radio and television programs nationwide. With 230 employees, it generated revenue of CHF 180 million in the year under review.

Broadcast transmits a wide variety of radio and television programs to Swiss households via wireless networks. Transmitters at 553 locations, including more well-known ones like Uetliberg, Chrischona, Bantiger, Säntis, Chasseral, La Dôle and San Salvatore, are used to provide this service. SRG SSR idée suisse, which has a public service mandate, and countless private radio and television companies benefit from the high degree of reliability and state-of-the-art infrastructure. The attractive locations and supplementary services are also used by mobile operators and public authorities (the police force, the border guard, etc.). Broadcast has some 200 customers in total. Swisscom Broadcast has been a stock corporation since 1 January 2002.



Billag – billing services
Billag AG, which has its headquarters in Fribourg, is a billing service provider (invoicing, encashment and database management). The wholly-owned Swisscom subsidiary, which has 144 employees, generated revenue of CHF 47 million in 2001. Billag AG takes over invoicing

and collection processes from customers, allowing them to concentrate on their core business. The company's most important customer is the Swiss government for whom it handles invoicing to some 2.9 million recipients, and each year sends some twelve million invoices and one million requests for payment of radio and TV license fees. Billag AG also has private-sector companies in its client portfolio.

Swisscom Directories

Swisscom Directories AG publishes and supplies telephone directories. The company, in which Swisscom holds a 51 percent stake, has 268 employees and reported revenue of CHF 79 million in 2001. The Directories database, which contains a full list of entries, is updated daily. Some 15,000 changes of address are processed every day at 11 locations in Switzerland. The Swisscom Directories address database contains more than six million residential and business entries for customers of all telecommunications providers in Switzerland and the Principality of Liechtenstein. This information is provided in various forms depending on customer requirements. Options available are the classical telephone directory (comprising 25 volumes), telinfo (CD-ROM), swissinfo (DVD), the online electronic telephone directory and theyellowpages.ch (containing all business addresses). In addition, in February 2001 Swisscom Directories launched whitepages.ch, the new Internet directory, which, with five million entries, is Switzerland's largest online residential address directory. Free functions such as maps and route planners are also available in four languages.

International participations – further streamlining

In the year under review Swisscom sold its holdings in Alsatian company Estel and Swisscom S.p.A. (Italy). Swisscom also concluded a co-operation agreement concerning a possible joint (partial) sale of its indirect holding in Cesky Telecom with the other shareholders. This agreement forms the basis for a complete or partial sale, in conjunction with the National Property Fund of the Czech Republic, of the holding in Cesky Telecom within the framework of the planned privatization of the company.

At the end of January 2002 Swisscom decided to dispose of its minority shareholding in Austrian company UTA AG to joint owner VTÖB (Vereinigte Telekom Österreich Beteiligungs GesmbH). The withdrawal of Swisscom's stake in the Austrian fixed-network operator is consistent with its international strategy of concentrating on the growth areas of mobile communication and data.

Infonet, an international data network company in which Swisscom holds an 18 percent interest, expanded its global network and extended its activities to new segments such as European wireless access through a recent partnership with our holding company Comfone. Infonet provides over 2,600 multinational customers worldwide with quick and secure data transfer between IT centers.



Did you know?



Creativity is the guarantee of quality of life in tomorrow's world.

CHF 162,080,916 worth of Swiss designer furniture were exported worldwide in 2001.

Source:
Swiss customs authorities, Department of Foreign Trade, Berne
Photograph and copyright:
Furniture design studio on the Töss

We regard our customers as partners

Swisscom is not content with being just a technology supplier and provider of services and equipment. We see our relationship with our customers as more of a partnership. This is the key to delivering what our customers want. Our partnership is based on continual dialogue. We draw conclusions from the concerns and feedback of customers and then take the appropriate course of action.

Expensive systems and sophisticated products are of little benefit if they fail to meet the individual demands of the customer.

Partnerships are based on trust. This trust is won by providing outstanding services and innovative products. We offer customers full support no matter how complex the project. From consulting through to installation and smooth and efficient operation. We make sure our infrastructure is always at the cutting edge, and provide impeccable coverage and call quality in both urban and rural areas – meeting these goals is a vital part of our mission.

Swisscom aims to be market leader in customer care, product and service innovation and service provisioning. We conduct regular customer satisfaction surveys and translate the findings into measures aimed at speeding up processes, improving timeliness, enhancing quality and making sure our portfolio of offerings is optimally tailored to our customers' needs.

The Swisscom Group company debitel is a prime example of excellent customer management. The customer care systems introduced to achieve this objective are some of the most innovative in the German telecoms market. They include leading-edge billing systems, process-oriented call center equipment and online customer care systems for customers and sales partners. Customer surveys testify to the success of process optimization and other measures introduced at debitel. A satisfaction rating of 96 percent is an endorsement of our strategy and an incentive to improve our performance further still.

Swisscom – an attractive employer

The key to customer satisfaction is a happy and motivated workforce. With this in mind Swisscom is fully committed to creating the conditions that enable its employees to deliver outstanding customer service. Swisscom also goes to great lengths to attract the best talent for the future.

Swisscom's transition to a group company structure has led to the emergence of various sub-cultures within the Swisscom family. Cultural diversity within the Swisscom group is an important issue. It encourages employees to identify with their company and helps raise levels of motivation and commitment.

In this respect the group companies have considerable room for maneuver. They are responsible for training and development, recruitment and personnel management, albeit subject to overriding standards defined at group level. They independently implement the terms and conditions set out in the Collective Employment Agreement (GAV). The same applies to the application of the salary standard.

We adapt our human resources policy to the requirements of the respective sub-markets, while adhering to the values and principles of the Swisscom Group. The progressive GAV, the modern salary system, the way in which we assume social responsibility and provide training and educational opportunities are key elements of our policy. Swisscom remains one of the most attractive employers in Switzerland.

21,328 Swisscom employees
At the end of 2001 Swisscom had 21,328 full-time equivalent employees, 724 more than in the previous year. Excluding debitel, headcount totaled 17,784 FTEs, 325 more than in the year 2000. The growth is attributable to the merger between Swisscom's IT unit and AGI IT Services AG. The size of the workforce is influenced by market developments in the individual group company segments and outsourcing projects.

Staff turnover (excluding debitel) amounted to 8.6 percent in the year under review. The positions of around 40 percent of departing employees were refilled. Other new recruits were required in the growth areas of administration/communication, IT and sales and marketing.

Swisscom employs 900 apprentices
Specialist professionals are few and far between. This is why Swisscom is so committed to training talented youngsters and providing career opportunities in a diverse range of areas. Around 260 young men and

women will embark on vocational training at Swisscom in summer 2002. This will bring the number of apprentice trainees to around 900. They will undergo training at our career centers located throughout Switzerland.

In addition to traditional career paths such as commercial, retail and technical apprenticeships. Swisscom offers opportunities in new and increasingly popular areas like IT, multimedia and telematics. Initial feedback concerning the telematics option – a course linking the fields of telecommunications and IT – in the year under review was positive for everyone concerned. Within the framework of the Swiss government's educational drive Swisscom also offers intensive IT training ("Way Up") for students with the "matura" school-leaving certificate.

Swisscom, one of Switzerland's largest providers of training opportunities, has been exemplary in its commitment to training.

Model industrial relations

The progressive conditions set out in the Collective Employment Agreement (GAV) 2001–2003 were welcomed by employer and employees alike. The GAV has become the benchmark in the telecommunications sector.

The GAV agreement was drawn up as an employment agreement based on the company's previous classical structure. The intentionally slender set of regulations fulfils the demands of the market and leaves room for maneuver in many areas. Follow-up agreements to the GAV were concluded with the legally-independent group companies within the framework of the transition to the group structure. Revision of the collective employment agreement will be geared towards the requirements of the group structure and will aim to provide the group companies with necessary leeway.

91 representatives were elected to Swisscom's 13 employee associations in general open elections in October 2001 and started their activities in the areas of cooperation defined in the Swisscom GAV at the beginning of 2002. Swisscom's employee association structure meets many of the requirements of the Co-determination Act, principally the representation of employees from within their own ranks.

A socially-responsible approach to restructuring

The Swisscom Group ensures fair and transparent job-reduction and outsourcing procedures for all employees affected by restructuring. On the basis of the 2001 to 2003 social plan, retraining opportunities are available for employees affected. The Swisscom labor market center last year provided support tailored to individual requirements for 653 persons. 99 percent of employees assisted by the center found a new position or a socially-acceptable alternative solution before the end of the employment relationship. In the past two years around 100 employees successfully completed the "Co-Motion" business start up program and set up their own companies outside Swisscom.

A modern pension plan – comPlan-21

Swisscom will introduce a new, modern component to its comPlan pension plan in 2002. The new dual plan comprising a defined contribution plan for retirement provision and a defined benefit plan for risk provision, and various other new elements (for example partner's pension) reflects the prevailing conditions of today's employment market.

The new pension plan was drawn up within the framework of the comPlan-21 project in consultation with the employee associations. Great care was taken to ensure a fair transition from the old to the new plan, which in the final analysis benefits the employees. Where necessary, Swisscom topped up the pension capital of employees making the transition by paying an extraordinary contribution of CHF 240 million.

In view of a difficult year on the stock market Swisscom decided to make a special contribution to comPlan of CHF 200 million.

We take our social responsibility seriously

As market leader and one of the largest employers in Switzerland, Swisscom is an important part of the community. This is why we feel a strong social obligation. Our policy of social responsibility and nationwide commitment aims to allay two misgivings: that the information age is creating a two-tier society, and that only large conurbations are benefiting from the technological revolution.

Skeptics concerned about the nationwide provision of basic services are reproachful of concepts such as liberalization and privatization. Wrongly so, since Swisscom has proved that nationwide provision with first-class telecoms services at attractive prices can and will be maintained even under the new regulations. So what does the future hold?

Basic service provision assured in the future
At the end of October 2001 the Federal Council redefined the regulations governing basic service provision from the year 2003. Under the new provisions, customers will be able in future to choose between an analog and a digital connection. The upper price limit (excluding VAT) for an analog connection was kept at CHF 23.45, while the ceiling for a digital connection was set at CHF 40.00. Otherwise, the ordinance defines upper price limits only for national connections. Swisscom has always been committed to providing a nationwide service for the public and has applied for the concession for basic service provision from 2003.

Swisscom at Expo.02 – a strong presence
Expo.02 will be held in the three-lakes region of Switzerland from 15 May to 20 October 2002. As a leading Swiss business group, Swisscom will have a strong presence at the national exhibition. We are active on three fronts:

As an exhibition partner we will be offering visitors an exciting and unforgettable experience in the fantastical world of our "Empire of Silence". Swisscom's adventure pavilion on the Bienne "arteplage" aims to demonstrate the importance of interpersonal communications.

As an infrastructure partner we are planning, building and operating the entire telecoms infrastructure for Expo.02. For exhibitors, caterers and visitors alike, we will be providing state-of-the-art equipment to meet all their voice, mobile and data communications requirements.

This includes 2500 connections, 40 payphones, 100 data channels, 250 kilometers of optical fiber, 2000 kilometers of copper cabling, an IP-based high-speed network that connects the various local networks and is regarded as the most technically advanced in Europe, and a mobile communications infrastructure that caters to the needs of over 100,000 visitors.

As an "Official Partner" of Expo.02 we are one of the main sponsors of this once-in-a-generation event.

Swisscom looks forward to playing an important role in the success of the national exhibition and invites you to come and discover the world of communications at Expo.02.

Schools on the Net

A country with few natural resources, Switzerland garners its strengths from its educational potential. Education is the country's most important resource, and the talent, knowledge and skills of its people are acquiring an increasing level of importance in today's global knowledge-based society. Without neglecting traditional subjects, children attending school nowadays must learn at the earliest opportunity how to leverage the advantages of the information society and gear themselves to its requirements. For the younger generation, competence in the use of new information technologies and critically-important media expertise will be key qualifications for their future careers. By investing several millions in its "Schools on the Net" initiative, Swisscom is making a pioneering contribution to promoting Switzerland as a center of educational excellence.

By the end of 2001 Swisscom had signed agreements with 18 cantons, and over 700 schools have already applied for free broadband access.

We campaign for a sustainable environment

Telecommunications is generally regarded as environmentally friendly, but this is no reason for Swisscom to relax its efforts. The introduction of new technologies in particular calls for the greatest of care and transparency towards the public. For Swisscom, therefore, economy and ecology are not so much opposites as basic values for sustainable corporate management in line with the EFQM (European Foundation for Quality Management) model. Thanks to its contributions in the economic, ecological and social areas Swisscom has been selected for listing in the Dow Jones Sustainability World Index (DJSI World).

Swisscom exercises its ecological responsibility by systematically practicing environmental management. Over the past few years, our ISO 14001 certified environmental management system has been continually improved and adapted to the new organizational structure. Activities and projects related to environmental management aim to meet all of the current environmental requirements which the company has to observe. It is also vital that we anticipate environmental developments and trends and respond to them at the earliest possible stage. The aim of our environmental strategy is to address current environmental requirements and at the same time to lead the way forward into the future.

Swisscom services offer users enormous potential for relieving the strain on the environment which is only now beginning to be harnessed. Telephone and video conferencing, remote access service, Internet-based services and the like can save on paper and cut down on travel. Our products, too, offer ecological benefits for a sustainable future. In this area we rely on collaboration with suppliers of terminal equipment as well as our own know-how. Motorola and Swisscom jointly implemented the world's first eco-friendly mobile phone. The experience acquired in this project will be incorporated in follow-up projects.


Fuel consumption
Petrol and diesel
In millions of liters
8
7
6
5
4
99 00 01


Vehicles
Consumption under 8.5l/100km
%
60
50
40
30
20
10
99 00 01

Careful management of energy

Electricity is an extremely important aspect of Swisscom's ecology strategy. Here the savings potential has been exploited primarily in the operational area. Over the past five years Swisscom has succeeded in keeping electrical consumption at a virtually constant level despite our expanding business activities. In a further move to secure a better future for the environment, we also collaborate with our suppliers on the design of new energy-saving equipment and installations. The use of alternative energies is another progressive aspect of our activities. Swisscom has been purchasing eco-energy for several years. For instance, we will be covering our energy requirements for Expo.02 through wind power supplied by the Mont-Crosin windpark operated by Juvent SA.

In recent years we have also cut our consumption of heating oil and transport fuels drastically reducing our CO_2 emissions and making a significant contribution to the "Energy Switzerland" program. Here, too, we are thinking ahead: our fleet of vehicles is being further optimized and Swisscom Systems aims to increase remote maintenance by 50 percent by the end of 2002, which will result in additional savings.

Products give rise to materials that have to be disposed of. This problem requires an integral approach which includes waste management. Swisscom has introduced new solutions and is currently working with waste management specialists such as SWICO and the Swiss electronic exchange for waste disposal and recycling.





Did you know?

The future belongs to the fittest.

Of 100 Swiss people;

17 practice sport for up to one hour a week
21 up to two hours
27 for three to four hours
35 for five hours or more

Source:
Swiss Olympic Association, Berne
Photograph and copyright: G.P. Lozza

Swisscom recognizes the importance of dialogue

Transparency and openness: Swisscom recognizes the importance of these qualities when communicating with shareholders, investors and analysts. This is why we seek dialogue not monologue when communicating with the financial community. Our management team invests a great deal of time in dealing with the concerns of investors and analysts at roadshows, investor relations meetings and conferences. The meetings also provide the opportunity to see what lies behind the figures by discussing strategy and viewpoints.

Swisscom sees meeting with investors to obtain their feedback as an opportunity not an obligation. We consider dialogue as invaluable for evaluating the company's development. We firmly believe that transparency and openness in communication helps build mutual trust and understanding. It provides investors with an insight into our company's strategy and minimizes risk for everyone concerned, for investors and for ourselves. The outside perspective is invaluable in helping us to draw up our plans and develop our strategies.

Entering into dialogue does not exclude fundamental differences of opinion. Swisscom is simply not the same as many other telecoms companies, and its strategy is not the one some investors (high-growth oriented) favor. Swisscom's strategy is generally perceived as being defensive, and rightly so. In contrast to many comparable companies we have not adopted an aggressive strategy to grow revenue. Our strategy of profitable growth has paid off in the year under review. This is reflected by exceptional share price performance (+9.1 percent in a sector that depreciated considerably in 2001, DJ EU Telecom Index: –30.4 percent; Swiss Market Index: –21.1 percent) which we attribute to our conservative investment policy and strong balance sheet. Furthermore, cashflow has exceeded our own expectations. Swisscom has achieved growth, not top-line growth but bottom-line growth in cashflow and margins. We recently announced a share buy-back of up to 4.3 billion which will allow us to increase earnings per share as well as improve other key figures.

Shareholders*

In thousands

80
75
70
65
60
55
50
45
40

99 00 01

*At 31 December

Our policy is not to follow every (capital) market trend. We focus on opportunities that are consistent with our strategy, i.e. business opportunities that generate secure cashflow. As we have experienced difficulty in finding investment opportunities that match our criteria, we decided to concentrate on optimizing the balance sheet and returning excess liquidity to where it belongs – with our shareholders.

We have a policy of transparency and openness, after all communication is our business. We will continue to provide information via various channels, fairly and opportunely. More importantly, we will continue to seek dialogue with the financial community to ensure we receive the benefit of their invaluable input.

Shareholder information

		2000	2001
Key figures per share			
Average number of shares outstanding	Million	73.55	73.55
Net income	CHF	42.91	67.50
Gross dividend	CHF	11.00	11.00[1]
Capital reduction	CHF	8.00	8.00[1]
Ratios			
Return on equity	%	47.2	57.9
EBITDA as % of net revenue	%	28.7	31.1
EBIT before one-off transactions as % of net revenue	%	13.0	15.8
Pay-out ratio[2]	%	44.2	25.3[1]

1) According to the proposal of the Board of Directors to the Shareholders' Meeting
2) Represents gross dividend and capital reduction after announced share buy back as a percentage of net income per share

Swisscom shares

Share price development



Swisscom registered shares
Swiss Market Index (indexed)
DJ EU Stoxx Telecom Index (indexed)
500.00
400.00
300.00
200.00
Dec. 2000
Feb. 2001
Apr. 2001
Jun. 2001
Aug. 2001
Oct. 2001
Dec. 2001

Swisscom registered shares 2001		
Year-end price[3]	CHF	460.00
Year high[3]	CHF	492.50
Year low[3]	CHF	358.50
Price gain	%	9.13
Total trading volume	Shares	35 171 612
Daily average	Shares	140 686
Total turnover volume	CHF in millions	15 509.07
Average daily trading volume	CHF in millions	62.04
Swisscom ADR 2001		
Year-end price[3]	USD	27.75
Year high[3]	USD	30.75
Year low[3]	USD	20.55
Price gain	%	8.29
Total trading volume	ADR	5 427 900
Daily average	ADR	21 887
Total turnover volume	USD in millions	145.69
Average daily trading volume	USD in millions	0.59

3) paid prices

Source: Bloomberg

Stock exchange	Bloomberg	Reuters	Telekurs
virt-x, London	SCMN VX	SCMZn.VX	SCMN, VTX
NYSE, New York	SCM	SCMZ.N	SCM, NYS

Swisscom Organization


CEO
Strategy and Group Steering
Group Finance and Controlling
Group Management Services
Group Human Resources
Group Information Systems
Group Communications
Fixnet
Mobile
debitel
IT Services
Enterprise Solutions
Systems

Board of Directors

Markus Rauh
Chairman, born 1939
Degree in mechanical engineering and doctorate (Dr. sc. Tech) from the Swiss Federal Institute of Technology (ETH) in Zurich.
Career: Sperry Univac, Philips, Wild Leitz, CEO of Leica Group, freelance business consultant, member of various Boards of Directors

Franco Ambrosetti
Born 1941
Degree in business administration
Chairman of the Board of Directors of Ettore Ambrosetti & Sons AG, Chairman of the Ticino Chamber of Commerce and other Board of Director mandates

Jacqueline Françoise Demierre
Born 1954
Diploma in sales management
Career: Berne Telegraph Office, General Directorate of the PTT, Swisscom: Multinational Accounts and Swisscom Mobile
Employee representative on the Swisscom Board of Directors

Ernst Hofmann
Born 1937
St. Gallen School of Transport
Career: Basel Telecoms Center, *deputy general secretary of the* PTT Vereinigung, deputy general secretary of the Communications Union, Chairman of the Board of Directors of Sherlock Holmes AG
Employee representative on the Swisscom Board of Directors

Rose Gerrit Huy
Born 1953
Degree in mathematics and economics
Career: Director of Telecommunications and Media Services of Daimler-Benz Interservices (debis), Head of advance development at Mercedes-Benz, CEO of Compaq Deutschland GmbH, CEO of the Beta Research Kirch Group, since 2000 CTO at Kirch Pay TV

Peter Küpfer
Born 1944
Certified accountant
Career: Revisuisse, Financière CSFB, CS First Boston, CS Holding, Bank Leu AG, since 1997 freelance business consultant, member of various Boards of Directors

André Richoz
Vice Chairman, born 1947
Doctorate in physics and MBA
Career: National Scientific Fund, Credit Suisse, Sulzer Konzern, head of the Charmilles Group owned by Georg Fischer AG, CEO of the SIKA Group, since 2000 CEO of the Rockland Group

Felix Rosenberg
Born 1941
Degree in law
Career: clerk to the local court in Baden, member of the cantonal government of Thurgau, member of the PTT and Swisscom Executive Boards until March 1998, Chairman of the Board of Directors of Voigt AG, Chairman of the Board of Directors of De Martin AG, representative of the Swiss confederation

Helmut Woelki
Born 1949
Degree in sales management
Career: Fegro Handelsgesellschaft, SAS Service Partner, CEO of LSG Lufthansa Service Holding AG, since 2000 freelance consultant to international companies

Secretary

Alfred Bissegger



Felix Rosenberg
Peter Küpfer
Rose Gerrit Huy
Markus Rauh
Helmut Woelki
Jacqueline Françoise Demierre
Ernst Hofmann
Franco Ambrosetti
André Richoz
Alfred Bissegger (seccretary)

Mauro Santona
Carste
Adrian Bult
Michael Shipto
Hansp
Urs Stahlberge
Ueli Dietiker
Esther Häberli
Stefan Nünlist
Dave Schnell
Jürg Rötheli
Jens Alder
Werne
Rainer Titze
Peter Wagner



Executive Board

Jens Alder
Chief Executive Officer of Swisscom AG, born 1957
Degree in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, MBA INSEAD, Fontainebleau
Career: Standard Telephone & Radio AG, Alcatel STR AG, Motor Columbus AG, Alcatel Schweiz AG

Adrian Bult
CEO of Swisscom Fixnet, born 1959
Degree in business administration
Career: IBM Switzerland, Telecom PTT

Ueli Dietiker
Chief Financial Officer and deputy CEO of the Swisscom Group (as of 1 April 2002), born 1953
Chartered accountant
Career: ATAG Ernst & Young, Motor Columbus AG, Cablecom Holding AG

Esther Häberling
Head of Group Human Resources (as of 1 April 2002), born 1957
Degree in business administration
Career: ETH Zurich, Sulzer Management AG's Sulzer Roteq, Holcim Group

Stefan Nünlist
Head of Group Communications, born 1961
Degree in law, attorney
Career: Federal Department of Foreign Affairs, Federal Department of Economic Affairs, Atel AG

Hanspeter Quadri
CEO of Swisscom Enterprise Solutions, born 1953
Degree in mathematics and information technology
Career: IBM Switzerland

Jürg Rötheli
Head of Group Management Services, born 1963
Degree in law attorney
Career: Stampfli, Keller & Partner, Interdiscount Holding AG, Distefora Holding AG, Simeco Holding AG

Mauro Santona
Chief Information Officer Swisscom Group, born 1957
Career: IBM Schweiz, Valora Group

Carsten Schloter
CEO of Swisscom Mobile AG, born 1963
Degree in business administration
Career: Mercedes Benz France SA, debitel France SA, debitel Germany

Dave Schnell
Chief Financial Officer and deputy CEO of the Swisscom Group (until 31 March 2002), born 1947
Degree in business administration
Career: General Electric (USA), DEC, ITT Europe, Elco Looser Holding, Telecom PTT

Michael Shipton
Chief Strategy Officer Swisscom Group, born 1956
BSc, PhD
Career: British Telecom plc, Hasler AG, Ascom, Telecom PTT

Urs Stahlberger
CEO of Swisscom IT Services, born 1946
Commercial traineeship, IT specialist
Career: Credit Suisse, AGI IT Services AG

Werner Steiner
CEO of Swisscom Systems, born 1956
Degree in mechanical engineering, IT specialist
Career: WIFAG Maschinenfabrik, Telecom PTT

Rainer Titze
Head of Group Human Resources ad interim (until 31 March 2002), born 1943
HR Manager
Career: Industrial Enineering Contraves AG, ITT-Standard Telefon und Radio AG, Alcatel Switzerland AG

Peter Wagner
CEO of debitel AG, born 1953
Degree in mathematics
Career: Standard Elektrik Lorenz AG, Alcatel SEL AG and Wavetek Wandel Goldermann, Inc.

In 2001 the following members left the Group Executive Board:

Reto Held
(on 30 September 2001)

Heinz Karrer
(on 31 December 2001)

Thomas Flatt
(on 31 December 2001)

Christoph Brand
(on 31 December 2001)

Did you know?



Reto Sorg and Andreas Paschedag,
The authors
Reto Sorg, born in 1960 in St. Gallen, studied literature, history and history of art in Berne and Berlin. He is joint owner of SorgConsulting, a company specializing in project management and consulting on interdisciplinary projects concerning economics, science and culture. He has produced various publications and contributes articles to the Neue Zürcher Zeitung. He also lectures at the Universities of Fribourg/CH and Lausanne.
Andreas Paschedag was born in 1968 in Emden and spent his childhood in Erlangen and Lübeck. He studied German, philosophy, politics and music at the University of Göttingen. After graduation he moved to Berlin to immerse himself in the reunified city's vibrant cultural scene. After working for the Rowohlt Berlin and Klaus Wagenbach publishing houses he became an editor at the Aufbau publishing house where he specialized in Swiss literature.



Gion A. Caminada,
Architect
Born in 1957 in Vrin. He completed an apprenticeship in carpentry. He went on to study applied art and graduated in architecture from the Swiss Federal Institute of Technology in Zurich.
Gion A. Caminada owns an architecture studio in Vrin and also lectures on architecture at the Swiss Federal Institute of Technology in Zurich.



Sonia Loosli, Beat Hübscher,
Furniture makers
Sonia Loosli, born in Lugano in 1953, studied in Bellinzona, Lugano and Solothurn. She trained as a commercial salesperson.
Beat Hübscher, born in Olten in 1953, also trained as a commercial salesperson.
Since 1980 Sonia Loosli and Beat Hübscher have concentrated on the design and manufacture of individual pieces of furniture made primarily from indigenous solid wood. In 1994 they jointly founded Töss GmbH, a furniture-making company based in Steg in the Tösstal. Since 2000 an eleven-strong team of employees has been producing a collection of top-quality furniture under the trademark "tossa" which is selling well. Most of the designs are the work of Sonia Loosli and Beat Hübscher.



Daniel Mange,
Professor of bio-informatics
Daniel Mange, a citizen of Bière (VD), was born in 1940 in Lausanne. He obtained a Ph.D. in Applied Sciences in 1968 from the EPFL.
Assistant to the Chair of Electronics, he was appointed in 1969 Professor and Director of the Logic Systems Laboratory at the EPFL. In 1987 he was an honorary visiting professor at the University of Stanford. He lectures on the theory and application of logical cable and micro-program systems. He developed a new method of teaching, the integral educational laboratory, and innovative IT hardware, namely the "logidules" and "microdules" (plastic boxes containing an integrated circuit). In the field of research he created the concept of "magiciel" or magical software. In 1992 he began work on artificial life, principally in the area of embryology known as the quasi-biological development of logical cellular systems. In 1981 he founded the "Colloque des logiciens d'expression française" and in 1994 the bio-informatics interest group (EIBI) which carries out interdisciplinary projects concerning IT and biology. With the help of his laboratory team he created the spectacular Biowall.



Gian Paul Lozza,
Photographer
Gian Paul Lozza was born in 1976 in Chur and grew up in Zizers. He studied journalism and politics at the University of Zurich and taught himself photography.
Today he lives in Zurich where he works as a freelance photographer. In recent years he has specialized in snowboard and people photography which takes him around the world during the winter time. His work is published in specialist magazines worldwide and he has recently broken into the Swiss music scene, producing cover photos for Swiss bands.

Publishing details

Published and produced by
Swisscom AG,
Group Communications,
Berne

Design and lay-out:
Gottschalk+Ash Int'l

Photographs:
A&P Schudel, Zurich
(p. 56/57)
Gert von Bassewitz
(p. 58, Caminada)
Per Rumberg
(p. 58, Sorg and Paschedag)

Prepress and Printing:
Stæmpfli AG, Berne

Printed on chlorine-free
paper

The 2001 Swisscom Annual
Report is available in English,
German and French.

Additional copies and further
information can be ordered
from:

Swisscom AG
Group Communications
3050 Berne

F +41 31 342 27 79
E annual.report@swisscom.com

Visit our website for the latest
information:
www.swisscom.com

Swisscom AG
Head Office
CH-3050 Berne
T +41 31 342 11 11
F +41 31 342 25 49
E swisscom@swisscom.com

Financial information:

Swisscom AG, Head Office,
Investor Relations, 3050 Berne
T +41 31 342 25 38
F +41 31 342 64 11
E investor.relations@swisscom.com
www.swisscom.com/ir

Financial calendar 2002

26 March	Annual Press Conference, Zurich
26 March	Financial Analysts' Meeting, London
30 April	General Shareholders' Meeting, Zurich
6 May	Dividend distribution
17 May	2002 First-Quarter Report
22 August	2002 Half-Yearly Report
21 November	2002 Third-Quarter Report

done

Index

Review of the Group's results

Overview

Swisscom increased revenue by 0.8% year-on-year to CHF 14,174 million. Operating income before interest, tax and depreciation (EBITDA) rose 9.3% to CHF 4,409 million. This rise increase in EBITDA came primarily from Mobile. The following table outlines the results of the individual segments:

CHF in millions	Net revenue [1]			EBITDA [2]		
	2000	2001	Change	2000	2001	Change
Fixnet Retail and Network	5 165	5 199	0.7%	1 666	1 691	1.5%
Fixnet Wholesale and Carrier Services	2 577	2 934	13.9%	96	152	58.3%
Enterprise Solutions	1 938	1 887	–2.6%	264	247	–6.4%
Mobile	3 492	3 983	14.1%	1 483	1 876	26.5%
debitel	3 993	3 808	–4.6%	167	187	12.0%
Other revenue	1 255	1 232	–1.8%	154	142	–7.8%
Intercompany elimination	(4 360)	(4 869)	11.7%	–	–	–
Unallocated expenses	–	–	–	204	114	–44.1%
Total	**14 060**	**14 174**	0.8%	**4 034**	**4 409**	9.3%

[1] Includes intersegment revenue
[2] Operating income before interest, tax and depreciation; before the gain on disposal of 25% of Swisscom Mobile AG, the gain on sale of real estate, the debitel impairment.

As a result of organizational changes, the segments were redefined in 2001. The amounts presented for 2000 have been restated to reflect the new structure.

Operating income increased significantly from CHF 1,831 million to CHF 5,510 million primarily as a result of three exceptional items in 2001. The sale of 25% of Swisscom Mobile AG to Vodafone plc resulted in a gain of CHF 3,837 million and the sale of two real-estate packages resulted in a gain of CHF 568 million. These gains were partly offset by an impairment of CHF 1,130 million of goodwill recorded for debitel. Excluding these three exceptional items, EBIT increased by 22.1%.

Included within financial expense was CHF 219 million relating to the impairment of Swisscom's investment in Infonet Inc. and CHF 199 million relating to the write down of a loan given to UTA. Swisscom recorded a tax benefit in 2001 mainly because the gain on sale of Mobile was effectively tax free and the gain on sale of real estate was only partly taxed. See note 16 to the consolidated financial statements. The equity in net income of affiliated companies in 2000 included gains from disposals amounting to CHF 1,739 million, there were no such gains in 2001.

In 2001, Swisscom recorded net income of CHF 4,964 million which was up 57% on the previous year.

Swisscom was able to switch from a net debt position to net funds in 2001 due to cash received from the disposal of Mobile (CHF 4,282 million net) and the sale of the two real-estate packages (CHF 2,480 million net). At December 31, 2001 Swisscom's net funds amounted to CHF 2,899 million.

Fixnet Retail and Network

CHF in millions	2000	2001	Change
Access	1 084	1 131	4.3%
National traffic	971	913	–6.0%
International traffic	204	189	–7.4%
Value-added services	258	333	29.1%
Customer premises equipment	157	159	1.3%
Other products	423	401	–5.2%
Revenue from external customers	**3 097**	**3 126**	0.9%
Intersegment revenue	2 068	2 073	0.2%
Net revenue	**5 165**	**5 199**	0.7%
Segment expenses (incl. intercompany)	3 499	3 508	0.3%
EBITDA	**1 666**	**1 691**	1.5%
Margin as a % of net revenue	*32.3%*	*32.5%*	
Depreciation	1 114	1 044	–6.3%
EBIT	**552**	**647**	17.2%

Traffic volume in million minutes	2000	2001	Change
Local area traffic	8 185	7 466	–8.8%
National long-distance traffic	2 004	1 968	–1.8%
Other national traffic	667	724	8.5%
Total national traffic	**10 856**	**10 158**	–6.4%
International traffic	732	778	6.3%
Traffic from value-added services	6 129	8 294	35.3%

Number of channels at period end in thousands	2000	2001	Change
PSTN-channels	3 040	2 942	–3.2%
ISDN-channels	961	1 220	27.0%
Total channels	**4 001**	**4 162**	4.0%

Despite extensive tariff reductions introduced on March 1, 2000, Fixnet Retail and Network reported stable revenue from external customers (0.9% year-on-year). Access revenue grew 4.3% as customers continued to switch from PSTN to the more expensive ISDN. The fall in the number of PSTN-channels was due to this switchover.

Revenue from national traffic was down 6.0% as a result of the aforementioned tariff reductions, various discount offerings (e.g. Weekend Call, Evening Call, etc.) and a reduction in traffic volume, due to the reduction of Swisscom's market share the substitution effect from mobile. Despite a 6.3% increase in international traffic volume, revenue was 7.4% lower as a result of the tariff reductions referred to above. Swisscom's market share for international telephony traffic remained relatively stable. Revenue from value-added services rose 29.1%, driven by the sharp increase in internet traffic.

Network Services is responsible for building and maintaining the entire fixed network and sells capacity on the network to third parties, Enterprise Solutions and Wholesale. The total traffic on the network increases by 14.1% to 45.6 billion minutes in 2001.

Total operating expenses remained relatively unchanged year-on-year. Personnel costs were lower due to a reduction in headcount but advertising and sales expenses rose as a result of the sharp increase in commissions for the sale of phone cards. Termination costs also increased year-on-year as a result of higher traffic volumes. At CHF 1,691 million, EBITDA was 1.5% higher year-on-year. EBIT was up 17.2% to CHF 647 million as a result of reduced depreciation, due to the reduced levels of capital expenditure.

Fixnet – Wholesale and Carrier Services

CHF in millions	2000	2001	Change
Wholesale national	557	684	22.8%
Wholesale international	227	283	24.7%
International carriers' carrier services	509	331	–35.0%
Revenue from external customers	**1 293**	**1 298**	0.4%
Intersegment revenue	1 284	1 636	27.4%
Net revenue	**2 577**	**2 934**	13.9%
Segment expenses (incl. intercompany)	2 481	2 782	12.1%
EBITDA	**96**	**152**	58.3%
Margin as a % of net revenue	*3.7%*	*5.2%*	
Depreciation	5	9	80.0%
EBIT	**91**	**143**	57.1%

Traffic volume in million minutes	2000	2001	Change
Wholesale national regulated	13 193	17 125	29.8%
Wholesale international voice	812	1 275	57.0%
Incoming international	2 152	1 989	–7.6%

In Fixnet Wholesale and Carrier Services, revenue from external customers remained stable at CHF 1,298 million (+0.4% year-on-year). National wholesale business posted a 22.8% increase in revenue as a result of substantial growth in volume in the regulated business, due to market share gains by rival carriers, partly offset by lower interconnection tariffs. National non-regulated revenue also increased due to growth in leased lines. Revenue from Wholesale international increased by 24.7% to CHF 283 million as a result of higher volumes and increased revenue from Swisscom North America. In the international wholesale business, however, prices and margins continued to fall. In particular, international incoming revenue fell 35% to CHF 331 million, largely because of tariff reductions and a 7.6% decline in volume of international traffic as alternative foreign carriers continued to penetrate the Swiss market.

Intersegment revenue rose sharply year-on-year as a result of the increase in transit traffic on the mobile network and in internet traffic.

Operating expenses rose 12.1% year-on-year, due to the increase in network usage charges from transit traffic on the mobile network and internet traffic, which was partly offset by tariff reductions in outgoing international traffic. As a result of increased revenue, EBITDA rose to CHF 152 million and EBIT to CHF 143 million.

Enterprise Solutions

CHF in millions	2000	2001	Change
Access	306	310	1.3%
National traffic	487	472	–3.1%
International traffic	149	111	–25.5%
Value-added services	70	94	34.3%
Total telephony traffic	**1 012**	**987**	–2.5%
Managed network services	454	406	–10.6%
Corporate communications solutions	184	226	22.8%
Other products	184	177	–3.8%
Revenue from external customers	**1 834**	**1 796**	–2.1%
Intersegment revenue	104	91	–12.5%
Net revenue	**1 938**	**1 887**	–2.6%
Segment expenses (incl. intercompany)	1 674	1 640	–2.0%
EBITDA	**264**	**247**	–6.4%
Margin as a % of net revenue	*13.6%*	*13.1%*	
Depreciation	32	33	3.1%
EBIT	**232**	**214**	–7.8%

Traffic volume in million minutes	2000	2001	Change
Local area traffic	2 699	2 428	–10.0%
National long-distance traffic	1 334	1 287	–3.5%
Other national traffic	385	444	15.3%
Total national traffic	**4 418**	**4 159**	–5.9%
International traffic	574	621	8.2%
Traffic from value-added services	1 135	1 168	2.9%

Number of channels at period end in thousands	2000	2001	Change
PSTN-channels	342	298	–12.9%
ISDN-channels	815	840	3.1%
Total channels	**1 157**	**1 138**	–1.6%

Enterprise Solutions revenue from third parties fell 2.1% year-on-year to CHF 1,796 million. The overall trend in traffic volumes and revenues from telephony traffic is similar to that for Fixnet Retail and Network Services. Here too, the tariff reductions introduced on March 1, 2000 had a considerable impact. Access revenue was 1.3% higher as a result of an increase in the ISDN tariff as of July 1, 2001, which was partly offset by a decrease in the number of channels. ISDN lines continue to replace PSTN channels although the downward trend in the number of new ISDN-channels reflects increasing saturation in the market. Revenue from value-added services rose 34.3% to CHF 94 million, driven by the growing demand for business numbers.

Revenue received from third parties for managed network services fell 10.6% year-on-year as growing demand for broadband failed to compensate for the ongoing tariff reductions. Furthermore, leased lines are being replaced more and more by Internet Protocol-based networks (IP), the revenue from which is recorded under corporate communications solutions.

By contrast, corporate communications solutions saw strong and sustained demand for IP-based products and increased revenue by 22.8%. Swisscom expects further growth in this area.

Cost reductions were not sufficient to fully offset the decline in revenue. While the segment reduced its IT expenses, personnel costs were higher. Network services costs were only slightly down on the previous year. EBITDA fell 6.4% year-on-year to CHF 247 million, while EBIT fell 7.8% to CHF 214 million.

Mobile

CHF in millions	2000	2001	Change
Connectivity voice	1 820	2 092	14.9%
Connectivity roaming	373	381	2.1%
Connectivity data and value-added services	152	273	79.6%
Wholesale mobile	323	280	–13.3%
Other products	62	101	62.9%
Revenue from external customers	**2 730**	**3 127**	14.5%
Intersegment revenue	762	856	12.3%
Net revenue	**3 492**	**3 983**	14.1%
Segment expenses (incl. intercompany)	2 009	2 107	4.9%
EBITDA	**1 483**	**1 876**	26.5%
Margin as a % of net revenue	*42.5%*	*47.1%*	
Depreciation	312	291	–6.7%
EBIT	**1 171**	**1 585**	35.4%

Number of subscribers at period-end in thousands	2000	2001	Change
Postpaid	1 939	2 152	11.0%
Prepaid	1 229	1 221*	–0.7%
Total	**3 168**	**3 373**	6.5%

* The number of prepaid customers was adjusted at year-end to take account of 207,000 inactive customers. The prior year number has not been restated. Customers who have not made or received a call in more than 12 months are regarded as inactive. Without this adjustment, the number of customers would have been 3,580 thousand, i.e. an increase in total subscribers of 13.0%.

In 2001 Mobile increased revenue by 14.5% year-on-year to CHF 3,127 million. The Swiss mobile communications market is growing at a slower rate, as penetration has now reached 70%. Mobile participated successfully in market growth and defended its high market share. Its customer base increased by 6.5% to 3,373 million subscribers. Growth stemmed mainly from postpaid customers, who generate higher revenues than prepaid customers. The number of postpaid customers increased by 11% to 2,152 thousand subscribers. The number of prepaid customers was adjusted at year-end to take account of 207,000 inactive customers. After this adjustment, the number of prepaid customers remained almost constant at 1,221 million (–0.7%).

Voice revenue rose 14.9% year-on-year to CHF 2,092 million, supported by the extended customer base. There were no significant tariff adjustments in the Swiss market. In the area of data traffic, the number of text messages (SMS) doubled to 2,299 million, pushing up revenue by 79.6% to CHF 273 million. At CHF 83, the average revenue per user per month (ARPU) fell short of the previous year's CHF 89, as average telephony traffic per new customer is comparatively low. At CHF 280 million, wholesale revenue was down 13.3% year-on-year as competitors continued to expand their networks and therefore did not require the Swisscom network as extensively.

Overall, operating expenses increased by 4.9%. Personnel expenses and the cost of goods and services purchased rose, driven by growth in this segment. Network operating and maintenance costs also rose. Customer acquisition costs, however, substantially reduced year-on-year, mainly as a result of the decline in the number of new customers and the reduction in dealer commissions in the prepaid area. EBITDA improved 26.5% year-on-year to CHF 1,875 million representing a margin of 47.1%. EBIT increased by 35.4% to CHF 1,585 million.

debitel

CHF in millions	2000	2001	Change
Germany	3 026	2 738	–9.5%
International	967	1 070	10.7%
Net revenue	**3 993**	**3 808**	–4.6%
Segment expenses	3 826	3 621	–5.4%
EBITDA	**167**	**187**	12.0%
Margin as a % of net revenue	*4.2%*	*4.9%*	
Depreciation	39	51	30.8%
EBIT	**128**	**136**	6.3%

Number of subscribers in thousands	2000	2001	Change
Germany: Mobile	5 991	7 246	20.9%
Germany: Fixed-line, Internet	383	401	4.7%
International	2 231	2 354	5.5%
Total	**8 605**	**10 001**	16.2%

The number of subscribers increased in all countries and, in 2001, passed the 10 million mark for the first time. The number of mobile communications subscribers in Germany was up 20.9% year-on-year to 7,246 thousand, enabling debitel to further extend its position as Europe's largest network-independent mobile service provider. In October 2001 debitel acquired the Dutch company Talkline Nederland, which has around 160,000 postpaid customers. The company has been fully integrated into debitel Nederland.

debitel's net revenue fell 4.6% to CHF 3,808 million. Adjusted for the currency translation effect, this represents a 3% fall in revenue. Growth in the German mobile communications sector has weakened compared with the previous year. Tariff reductions and lower commissions and hardware sales could not be offset by higher revenue from call charges resulting from an increase in the number of subscribers and resulted in a 9.5% fall in mobile revenue in Germany. By contrast, revenue from international business increased by 10.7% as a result of the positive trend in France, the Netherlands and Denmark.

EBITDA increased by 12.0% to CHF 187 million and EBIT by 6.3% to CHF 136 million. EBITDA in Germany fell by 3.7% to CHF 158 million. This was due to decreased billing margins and increased customer retention costs. In contrast, the EBITDA of companies operating outside Germany improved from CHF 3 million to CHF 29 million. In each country debitel posted a positive operating result and in particular, results in the Netherlands and Denmark showed a marked improvement.

debitel entered into agreements in 2001 with network operators D2 Vodafone plc, T-Mobile, E-Plus Mobilfunk and Quam. This secures the existing business model and enables Debitel to also collaborate with these network operators in GPRS and UMTS.

When debitel was acquired in 1999, two shareholders were given put options to sell a total of 20% of the outstanding shares to Swisscom. One option to sell 10% of the shares was exercised in January 2001 for CHF 468 million, and the second, also for 10% of the shares, was exercised in July 2001 for CHF 460 million. The acquisitions were accounted for under the purchase method. The transactions resulted in goodwill totaling CHF 906 million.

Impairment of goodwill

As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, Swisscom concluded that it was necessary to review the carrying value of the assets of debitel. This review calculated a value per share of EUR 18, resulting in an impairment of CHF 1,130 million. See Note 25 to the consolidated financial statements.

Other

CHF in millions	2000	2001	Change
Systems	603	477	–20.9%
Broadcasting	202	180	–10.9%
Swisscom Directories	26*	79	203.9%
bluewin	50	61	22.0%
Billag AG	42	47	11.9%
Other revenue	190	175	–7.9%
Revenue from external customers	**1 113**	**1 019**	–8.4%
Intersegment revenue	142	213	50.0%
Net revenue	**1 255**	**1 232**	–1.8%
Segment expenses (incl. Intercompany)	1 101	1 090	–1.0%
EBITDA	**154**	**142**	–7.8%
Margin as a % of net revenue	*12.3%*	*11.5%*	
Depreciation	161	136	–15.5%
EBIT	**(7)**	**6**	185.7%

* fully consolidated as of 1.10.2000.

Revenue from third parties fell 8.4% year-on-year to CHF 1,019 million, mainly reflecting the negative trend in the systems business where net revenue from external customers fell 20.9% to CHF 477 million. Revenue from the sale, rental and maintenance of private branch exchanges declined as a result of increased competition and a reduction in prices where as revenue in the service area rose. Broadcasting revenue, also declined by 10.9%, primarily as a result of amended framework agreements with the Swiss Broadcasting Corporation (SRG) and the sale of the satellite business. Internet Service Provider Bluewin increased revenue from external customers by 22% to CHF 61 million, primarily as a result of higher traffic volumes. In 2001 the number of subscribers rose 19.2% to 715,000.

EBITDA fell 7.8% to CHF 142 million. The first-time consolidation of Swisscom Directories as of October 1, 2000 contributed to an increase of CHF 21 million in EBITDA. By contrast, EBITDA in the systems business decreased from CHF 107 million to CHF 79 million as a result of a reduction in revenue and margins.

Sale of real estate

In 2001 two agreements were signed for the sale of real estate, comprising 196 properties, for CHF 2,585 million. At the same time, the Group entered into agreements to lease back some of the sold property space.

The total gain on the sale of these properties after transaction costs and including the reversal of environmental provisions was CHF 807 million. A number of the lease-back agreements qualify as finance leases and the gain on the sale of these preperties will be deferred and released to income over the individual lease terms. Swisscom recorded a pre-tax gain of CHF 568 million on the sale of the other properties.

Gain on the disposal of shareholding in Swisscom Mobile Ltd

The agreement governing the purchase by Vodafone plc. of a 25% share in Swisscom Mobile AG for CHF 4,500 million was concluded on March 30, 2001. In compliance with the terms of the agreement, payment was made in two tranches, the first in Vodafone shares in March 2001, the second in cash in September 2001. Net selling price after deducting transaction costs of CHF 168 million (costs relating to the sale of the shares in the first tranche, stamp duty on new issues and consulting fees) and an adjustment to the purchase price of CHF 50 million was CHF 4,282 million and the gain recorded was CHF 3,837 million.

Financial expense

Financial expense increased from CHF 329 million to CHF 781 million as a result of the following two items: CHF 219 million relating to the impairment of Swisscom's investment in Infonet Inc. and CHF 199 million relating to the write down of a loan given to UTA.

Financial income

At CHF 426 million, financial income was 13% lower year-on-year. Income in 2000 includes CHF 214 million from a cross-border tax lease transaction and a gain of CHF 80 million from the transfer of an 8% shareholding in Bluewin. In 2001, the acquisition of AGI IT Services AG and the transfer of 28.9% of Swisscom IT Services Ltd resulted in a dilution gain of CHF 72 million. Interest income increased from CHF 143 million to CHF 336 million as a result of increased cash resources and interest on earnings from the Mobile transaction with Vodafone plc.

Income tax expense

Despite a profit of CHF 5,155 million, an income tax benefit of CHF 15 million was recorded in 2001. The gain on disposal of the 25% shareholding in Swisscom Mobile AG was effectively tax free and the gain on the sale of real estate was partly exempt from tax. The impairment of the goodwill relating to debitel AG also reduced the tax rate as previously recorded goodwill amortization effectively became tax-deductible (see Note 16 to the consolidated financial statements). Excluding these exceptional items, the tax rate would have been 26.6 %.

Equity in net income of affiliated companies

The previous year's result of CHF 1,749 million was affected by gains from the sale of shareholdings, notably in Cablecom, Tesion and D Plus, which totaled CHF 1,739 million.

Financing

Net cash from operating activities of CHF 3,389 million includes CHF 440 million of additional payments to Swisscom's pension scheme. Investments in fixed assets were CHF 1,234 million, and the exercise of the put options for the purchase of a further 20% of debitel resulted in an outflow of CHF 928 million. The financial situation at the year-end was significantly influenced by the sale of 25% of Swisscom Mobile AG and the sale of real estate, which generated cash of CHF 6,762 million. After dividend payments (CHF 809 million), the reduction in par value (CHF 589 million) and repayment of the loan of CHF 1,250 million to the Swiss post, Swisscom recorded cash and cash equivalents of CHF 3,788 million and current financial assets of CHF 3,316 million. Net funds amounted to CHF 2,899 million compared to net debt of CHF 2,891 million at December 31, 2000.

Capital expenditures

Capital expenditures in 2001 amounted to CHF 1,234 million compared with CHF 1,450 million in the previous year.

Capital expenditures declined in 2001 following the completion of large-scale capital investment projects in the fixed network area in the previous year. Investment activity focused on the expansion of the fiber-optic transportation networks and broadband, IP-based multi-service networks. In the mobile telephony area, there was less capital expenditure on the GSM network than in the previous year when there had been large-scale network expansion. In 2001, the GSM network was further optimized, with additional capacities in preparation for the commercial rollout of GPRS on February 1, 2002. Expansion of the UMTS network will be one of the main areas of investment in 2002.

Outlook for 2002

Swisscom is committed to defending market leadership in its core business in the domestic market. Debitel, too, will defend its position as Europe's leading network-independent service provider. Given the high penetration rates both in Switzerland and abroad, Swisscom expects only moderate market growth in the mobile communications sector. In fixed-network business, continued pressure on margins is expected.

Overall, Swisscom anticipates a slight increase in revenue and strives for a stable EBITDA. The gains on the sale of real estate and the disposal of 25% of Swisscom Mobile AG were one-off items in 2001. Net income for 2002 will, therefore, be significantly lower.

On February 13, 2002 Swisscom announced a share buyback worth up to CHF 4.3 billion, with a view to acquiring up to 10% of the share capital. Shareholders will be allocated one free put option per share. For every 10 put options, they will be entitled to sell one share to Swisscom at a strike price of CHF 580.

Report of Group Auditors

To the Shareholders' Meeting of Swisscom AG Ittigen – (Berne)

As auditors of the group, we have audited the accompanying consolidated financial statements (income statement, balance sheet, cash flow statement, statement of shareholders' equity and notes) of Swisscom AG and subsidiaries for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as of December 31, 2001, and of the results of their operations and their cash flows for the year then ended in accordance with the International Accounting Standards (IAS) and comply with Swiss law and the accounting provisions as contained in the Listing Rules of the Swiss Exchange.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Peter Wittwer Julie Fitzgerald

Berne, March 12, 2002

CHF in millions, except per share amount	Note	Year ended December 31 2000	2001
Net revenue	4	**14 060**	**14 174**
Other operating income	5	125	213
Total		**14 185**	**14 387**
Goods and services purchased	6	4 386	4 426
Personnel expenses	7,8,9	2 512	2 461
Other operating expenses	10	3 253	3 091
Depreciation	23	1 850	1 702
Amortization	25	353	472
Total operating expenses		**12 354**	**12 152**
Impairment of goodwill	25	–	(1 130)
Gain on sale of real estate	11	–	568
Gain on partial sale of Swisscom Mobile AG	12	–	3 837
Operating income		**1 831**	**5 510**
Financial expense	13	(329)	(781)
Financial income	14	490	426
Income before income taxes, equity in net income of affiliated companies and minority interest		**1 992**	**5 155**
Income tax (expense) benefit	16	(640)	15
Income before equity in net income of affiliated companies and minority interest		**1 352**	**5 170**
Equity in net income of affiliated companies	24	1 749	32
Minority interest	32	(14)	(238)
Net income from continuing operations		**3 087**	**4 964**
Discontinuing operations	42	69	–
Net income		**3 156**	**4 964**
Basic earnings per share	17		
– on continuing operations		41.97	67.50
– on discontinuing operations		0.94	–
– net income		42.91	67.50
Diluted earnings per share	17		
– on continuing operations		41.93	67.46
– on discontinuing operations		0.94	–
– net income		42.87	67.46

The accompanying notes form an integral part of these financial statements.

Consolidated balance sheet

CHF in millions	Note	At December 31 2000	2001
Assets			
Current assets			
Cash and cash equivalents	18	2 265	3 788
Current financial assets	19	117	3 316
Trade accounts receivable	20	2 603	2 525
Inventories	21	256	252
Other current assets	22	981	493
Total current assets		**6 222**	**10 374**
Non-current assets			
Property, plant and equipment	23	9 946	8 104
Investments in affiliated companies	24	512	603
Goodwill and other intangible assets	25	3 047	2 562
Non-current financial assets	26	2 225	1 895
Deferred tax assets	16	51	811
Total non-current assets		**15 781**	**13 975**
Total assets		**22 003**	**24 349**
Liabilities and shareholders' equity			
Current liabilities			
Short-term debt	27	2 685	1 757
Trade accounts payable		1 540	1 237
Current tax liabilities	16	519	359
Accrued pension cost	9	238	28
Accrued liabilities	28	198	128
Other current liabilities	29	1 792	1 783
Total current liabilities		**6 972**	**5 292**
Long-term liabilities			
Long-term debt	27	3 302	2 413
Finance lease obligation	31	480	1 330
Accrued pension cost	9	1 687	1 190
Accrued liabilities	28	546	472
Deferred tax liabilities	16	216	467
Other long-term liabilities	30	169	333
Total long-term liabilities		**6 400**	**6 205**
Total liabilities		**13 372**	**11 497**
Minority interest	32	**61**	**783**
Shareholders' equity			
Share capital	33	1 839	1 250
Additional paid-in capital		2 395	2 395
Retained earnings		4 559	8 711
Treasury stock		(1)	(2)
Fair value and other reserves	36	(222)	(285)
Total shareholders' equity		**8 570**	**12 069**
Total liabilities and shareholders' equity		**22 003**	**24 349**

The accompanying notes form an integral part of these financial statements.

CHF in millions	Note	Year ended December 31 2000	2001
Cash flows from operating activities			
Cash generated from operations	37	4 105	4 097
Interest paid		(157)	(284)
Income taxes paid		(398)	(678)
Interest received		45	202
Dividends received		12	52
Gain from cross-border tax lease transactions		214	–
Net cash provided by operating activities		**3 821**	**3 389**
Cash flows from investing activities			
Capital expenditures	23, 25	(1 450)	(1 234)
Proceeds from sale of fixed assets		102	87
Proceeds from sale of real estate		–	1 734
Proceeds from partial sale of Swisscom Mobile AG		–	4 282
Acquisition of other subsidiaries, net of cash acquired	25	–	(52)
Acquisition of additional shares in debitel		–	(928)
Proceeds from sale of subsidiaries		–	10
Investments in and sale of current financial assets, net	19	421	(3 059)
Investments in affiliated companies		(113)	(2)
Proceeds from sale of affiliated companies		1 734	73
(Purchase) sale of other financial assets, net		15	5
Loans receivable repaid (granted) and other financial assets		116	(75)
Proceeds from sale of discontinuing operations		77	–
Other cash flow from investing activities, net		1	8
Net cash provided by investing activities		**903**	**849**
Cash flows from financing activities			
Repayment of short-term debt		(1 623)	(684)
Issuance of long-term debt		11	6
Repayment of long-term debt	27	(1 201)	(1 291)
Proceeds from sale and leaseback transactions	11	–	746
Repayment of finance lease obligations		(28)	(39)
Net proceeds from financing of cross-border tax lease arrangements.	27	309	–
Purchase of treasury stock and call options	33	(35)	(39)
Dividends paid	34	(1 103)	(809)
Dividends paid to minority interests	32	(9)	(6)
Capital reduction		–	(589)
Other cash flow from financing activities, net		13	(4)
Net cash used in financing activities		**(3 666)**	**(2 709)**
Net (decrease) increase in cash and cash equivalents		**1 058**	**1 529**
Cash and cash equivalents at beginning of year		1 211	2 265
Translation adjustments		(4)	(6)
Cash and cash equivalents at end of year		**2 265**	**3 788**

The accompanying notes form an integral part of these financial statements.

Consolidated cash flow statement

Significant non-cash transactions

In 2000 Swisscom entered into an agreement with tamedia AG, whereby tamedia received 8% of the shares in bluewin AG and in return bluewin AG received shares in various subsidiaries of tamedia. No cash was transferred. Swisscom recorded a gain of CHF 80 million under financial income in 2000. See Note 14.

During 2000, Swisscom entered into a cross-border tax lease arrangement and recorded an asset and a liability of CHF 1,260 million which did not involve the exchange of cash. See Note 27.

In 2001, Swisscom entered into an agreement to transfer its IT business to a separate company, Swisscom IT Services AG, and to acquire AGI IT Services AG. Subsequent to this transaction, Swisscom and AGI Holding AG held 71.1% and 28.9%, respectively, in Swisscom IT Services AG. No cash was transferred. Swisscom recorded a gain of CHF 72 million under financial income in 2001. See Note 15.

CHF in millions	Note	Share capital	Additional paid-in capital	Retained earnings	Treasury stock	Fair value and other reserves*	Total shareholders' equity
Balance at December 31, 1999 as originally reported		**1 839**	**2 395**	**2 466**	**(1)**	**(14)**	**6 685**
Effect of change in accounting policy for stock options	8	–	–	(17)	–	–	(17)
Effect of adopting IAS 37	28	–	–	56	–	–	56
Balance at January 1, 2000, restated		**1 839**	**2 395**	**2 505**	**(1)**	**(14)**	**6 724**
Unrealized market value adjustment on securities available-for-sale	19	–	–	–	–	2	2
Translation adjustments		–	–	–	–	(210)	(210)
Losses not recognized in income statement		–	–	–	–	(208)	(208)
Net income		–	–	3 156	–	–	3 156
Dividend relating to 1999	34	–	–	(1 103)	–	–	(1 103)
Sale of call options	36	–	–	1	–	–	1
Purchase of treasury stock	33	–	–	–	(35)	–	(35)
Sale of treasury stock	33	–	–	–	35	–	35
Balance at December 31, 2000		**1 839**	**2 395**	**4 559**	**(1)**	**(222)**	**8 570**
Effect of adopting IAS 39	35	–	–	(3)	–	101	98
Balance at January 1, 2001, restated		**1 839**	**2 395**	**4 556**	**(1)**	**(121)**	**8 668**
Translation adjustments		–	–	–	–	(64)	(64)
Fair value adjustments	36	–	–	–	–	(100)	(100)
Losses not recognized in income statement		–	–	–	–	(164)	(164)
Net income		–	–	4 964	–	–	4 964
Dividend relating to 2000	34	–	–	(809)	–	–	(809)
Purchase of treasury stock and options	33	–	–	–	(39)	–	(39)
Sale of treasury stock and options	33	–	–	–	38	–	38
Capital reduction	33	(589)	–	–	–	–	(589)
Balance at December 31, 2001		**1 250**	**2 395**	**8 711**	**(2)**	**(285)**	**12 069**

* See Note 36.

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

1 Description of business and relationship with the Swiss Confederation

Description of business
Swisscom AG is a stock corporation incorporated in Switzerland, domiciled in Ittigen (Berne), and is 65.5% owned by the Swiss Confederation (Confederation). Swisscom AG and its subsidiaries (referred to as Swisscom) is the principal provider of telecommunications services in Switzerland, offering a comprehensive range of services to residential and business customers. Swisscom's major lines of business include; Fixnet Retail and Network, which comprises primarily national and international fixed-line voice telecommunications for residential customers; Fixnet Wholesale and Carrier Services, which comprises a range of wholesale network services which Swisscom offers to other national and international telecommunications providers; Mobile, which comprises mobile telephony and other mobile telecommunications services; Enterprise Solutions, which comprises primarily national and international fixed-line voice telecommunications for business customers together with leased lines and managed bandwidth services and integrated corporate communications solutions; debitel, which is the largest network-independent mobile service provider in Germany and sells primarily standardized products and services for private customers as well as small- and medium-sized business customers in the mobile communications market.

Relationship with the Confederation
The Confederation is the majority shareholder of Swisscom. The "Telekommunikationsunternehmungsgesetz" (TUG) states that the Confederation must hold a majority of the capital and voting rights of Swisscom. Any reduction of the Confederation's holding below a majority would require a change in law necessitating action by the Federal Assembly, which in some circumstances may also be subject to a referendum by Swiss voters. As the majority shareholder, the Confederation has the power to control any decision at shareholders' meetings including the election of the members of the Board of Directors and the approval of dividend payments.

Transactions with the Confederation
Swisscom supplies telecommunication services to and acquires services from various departments and agencies of the Confederation. All such transactions are made within normal customer/supplier relationships on terms and conditions no more favorable than those available to other customers and suppliers. In aggregate, the departments and agencies of the Confederation comprise one of Swisscom's largest customers.

In providing services to the departments and agencies of the Confederation, Swisscom deals with them as separate customers. Services provided to any one governmental department or agency or in total do not represent a significant component of Swisscom's revenues.

2 Summary of significant accounting policies

Basis of presentation
The consolidated financial statements of Swisscom have been prepared in accordance with International Accounting Standards (IAS) as explained below and comply with the legal provisions of the Swiss Code of Obligations. The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below. For example, trading and available-for-sale investments and derivative financial instruments are shown at fair value.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions Swisscom may undertake in the future, actual results ultimately may differ from those estimates.

In 2001 Swisscom adopted IAS 39 – Financial Instruments: Recognition and Measurement. The effect of adopting this standard is summarized in the consolidated statement of changes in shareholders' equity and further information is disclosed in the accounting policy note for financial assets and financial risk management Note 3 and in Note 35. Prior periods have not been restated.

Principles of consolidation
The consolidated financial statements of Swisscom include the operations of Swisscom AG and all its direct and indirect subsidiaries which Swisscom AG controls by more than 50% of the votes.

Investments and joint ventures where Swisscom exercises significant influence but does not have control are accounted for using the equity method. Under the equity method, investments are disclosed as investments in affiliated companies and presented at their fair value as of the date of acquisition adjusted for Swisscom's share in earnings (losses) resulting after the date of acquisition.

A schedule with all significant subsidiaries and investments in affiliated companies is presented in Note 41.

Subsidiaries and investments acquired or disposed of during the year are included in the consolidated financial statements from the date of acqui-sition and excluded from the date of sale respectively.

All intercompany balances, transactions and intercompany profits are eliminated on consolidation.

Significant balances and transactions with investments and joint ventures accounted for using the equity method are separately disclosed as items with affiliated companies.

Goodwill and other intangible assets

Goodwill
Differences between the purchase price of acquisitions and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill is amortized on a straight-line basis over their estimated useful life of 5 to10 years.

Research and development
Research and development expenditure is recognized as an expense as incurred.

Software development costs
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs that are directly associated with identifiable and unique software products controlled by Swisscom and have probable future economic benefits are recognized as intangible assets and amortized using the straight-line method over their estimated useful life of 3 years. Expenditure which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Other intangible assets
Other intangible assets, which comprise primarily mobile license fees are capitalized at cost and amortized using the straight-line method over the life of the license, starting when the network becomes operational. See Note 25.

Impairment of intangible assets
If there is an indication that the carrying value of an intangible asset, including goodwill, may be impaired, Swisscom determines the estimated recoverable amount. If the recoverable amount of the asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount, with the difference representing an impairment charge.

Foreign currency translation
Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Assets and liabilities of subsidiaries and affiliated companies accounted for using the equity method reporting in currencies other than Swiss francs are translated at the rates of exchange prevailing at balance sheet date. Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets of the foreign entity and translated at the rate prevailing at balance sheet date. Income, expenses and cash flows are translated at the average exchange rates for the period. Translation gains and losses are recorded as cumulative translation adjustments in shareholders' equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as part of the gain or loss on sale.

Cash and cash equivalents
Cash includes petty cash, cash at banks and cash on deposit. Cash equivalents include term deposits with financial institutions, as well as short-term money market investments with original maturity dates of three months or less.

Financial assets
At 1 January 2001 Swisscom adopted IAS 39 and classified its investments as available-for-sale or loans and receivables originated by the enterprise. All purchases and sales of investments are recognised on the trade date, which is the date that Swisscom commits to purchase or sell the asset. Cost of purchase includes transaction costs. Management determines the appropriate classification of its investments at the time of the purchase and reevaluates such designation on a regular basis.

Available-for-sale investments
Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current financial assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current financial assets. Available-for-sale investments are subsequently carried at fair value. Fair value is determined by reference to stock exchange quoted bid prices or other market prices. Realized gains and losses arising from changes in the fair value of available-for-sale investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of available-for-sale investments are recorded directly to equity as fair value reserve until the investment is sold or impaired. If there is an indication that the carrying amount is greater than the recoverable amount, Swisscom estimates the recoverable amount of that asset. If the recoverable amount is below the carrying amount, Swisscom recognizes an impairment loss. The cumulative net loss that had been recognized directly in equity is removed from equity and recognized in the income statement. When available-for-sale investments are disposed of, the related accumulated fair value adjustments are included in the income statement as gains and losses from investments securities.

Loans and receivables originated by the enterprise
Loans originated by Swisscom by providing money directly to the borrower or to a sub-participation agent at draw down are categorized as loans originated by Swisscom and are carried at amortized cost. Originated loans and receivables comprise term deposits with maturity dates greater than three months and less than one year. Loans receivable without a fixed maturity are carried at cost.

Trade accounts receivables
Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off when recognized.

Inventories
Inventories consist primarily of customer premises equipment for resale and supplies used in constructing and maintaining the network. Inventories are valued at the lower of cost and net realizable value using the weighted average method. Allowances are made for obsolete and slow-moving items. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Property, plant and equipment
Land, buildings, machinery and equipment are recorded at cost less accumulated depreciation.

Leasehold improvements are depreciated over the shorter of their estimated useful life and the remaining term of the lease.

Repairs and maintenance are expensed as incurred while major renovations and improvements are capitalized as property, plant and equipment and depreciated over their estimated useful lives. Borrowing costs incurred during the construction of property, plant and equipment are expensed as incurred.

Depreciation is computed using the straight-line method based on estimated useful lives:

	Years
Buildings	15–40
Cable and ducts	14–20
Transmission equipment	4–12
Switching equipment	8–10
Customer premises equipment	4–10
Broadcasting equipment and other network assets	3–10
Vehicles	5–7
Machinery, office and auxiliary equipment	4–15
Information technology equipment	3–5
Software for technical equipment	3

Leases
Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as finance leases. Finance leases are recorded at amounts equivalent to the estimated net present value of the future minimum lease payments which approximate the fair value at the inception of the lease. The estimated net present value of the future minimum lease payments are recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. Gains on sale and leaseback transactions resulting in finance leases are deferred and amortized over the term of the lease, losses on sale and leaseback transactions are immediately recognized whereas gains on sale and leaseback transactions resulting in operating leases are recognized immediately.

Impairment of property, plant and equipment
Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to an amount determined using discounted net future cash flows expected to be generated by the asset.

Provisions
Provisions are recognized when Swisscom has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

Employee leave entitlement
Employee entitlements to annual leave and long service leave are recognized as they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Termination benefits
Costs relating to special termination plans for the reduction of excess staffing are recorded in the income statement in the period management commits itself to a plan and it is probable that a liability has been incurred and the amount can be reasonably estimated.

Such benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms.

Dismantlement and restoration costs
Swisscom has a legal obligation to dismantle transmitter stations and to restore the property owned by third parties on which the stations are situated. The cost associated with the dismantlement of these sites is recorded under property, plant and equipment and depreciated over the life of the asset. The total provision required, to dismantle and restore these sites, discounted to its present value, is recorded under accrued liabilities.

Revenue recognition
Net revenue include all sales of goods and services, net of any value-added taxes, rebates and discounts. Revenue is recognized when goods are delivered or services are rendered. Revenue earned from other carriers for incoming calls is included in revenue in the period in which the calls occur.

Other revenue earned by Swisscom is recognized on the following bases:
Rental income – on an accruals basis;
Interest income – on an accruals basis;
Dividend income – when Swisscom's right to receive payment is established.

Revenue received in advance
Revenue received in advance consists of rentals of private branch exchange systems received from customers in advance and prepaid telephone cards. Such revenue received in advance is deferred and recognized when services are provided.

Capitalized cost
Swisscom's consolidated statement of operations is prepared on the total-cost basis commonly used in Switzerland. Costs to be capitalized and expensed in future periods, such as costs capitalized on construction projects, are classified in the statement of operations as other operating income with a corresponding amount included in expenses such that the net effect on income is zero.

Stock-based compensation
Compensation cost for shares issued to employees, Executive Board and Board of Director members is measured at the date of transaction, being the date the shares are issued, as the excess of the quoted market price of Swisscom's stock over the purchase price. These costs are recorded as personnel expenses in the period the distribution is approved.

Prior to January 1, 2001, Swisscom did not recognize any expense associated with stock appreciation rights. Effective January 1, 2001, Swisscom changed its accounting for stock options granted to employees and members of the Executive Board and Board of Directors. Stock options and stock appreciation rights are now valued at market value on the grant date and recorded over the vesting period under personnel expenses. This change was made so that personnel expenses would reflect all costs of compensating employees and members of the Boards. There is no effect on the income statement when the options are exercised. The change applies retrospectively to January 1, 2000 as required by IAS 8. As a result of this change in accounting policy, Swisscom recorded a charge at January 1, 2000 against retained earnings. See Note 8.

Retirement benefits
The majority of Swisscom's employees are covered by defined benefit plans.

Swisscom contributes to comPlan, a defined benefit plan, which provides retirement benefits for the majority of its employees in Switzerland. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation. The cost and obligations resulting from the sponsoring of this defined benefit plan are determined on an actuarial basis using the projected unit credit method which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data as at November 30, 2001. Current service costs are charged to income in the periods in which the services are rendered. The effects of changes in actuarial assumptions are systematically charged or credited to income over a period approximating the average expected remaining working lives of participating employees. The portion of actuarial gains and losses recognized is defined as the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) or 10% of the fair value of any plan assets at that date. Past service cost attributable to plan amendments is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits immediately vest, the costs associated with the amendment is immediately recognized.

For subsidiaries outside Switzerland, Swisscom contributes to a number of separate pension plans.

Customer acquisition costs
Swisscom pays commissions to dealers for the acquisition and retention of mobile subscribers. The amount of commission that is payable is dependent on the type of new subscription package. In addition, Swisscom offers subsidies to new subscribers on the sale of mobile handsets. Customer acquisition costs are recorded immediately in the income statement.

Income taxes
Deferred income taxes are determined using the comprehensive liability method whereby deferred income tax is recognized on all temporary differences. Temporary differences between the carrying value of an asset or liability used for tax purposes and that used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply when the asset is realized or the liability is settled. The deferred tax assets or liabilities are disclosed as long-term assets or liabilities with those changes being recorded in the statement of operations. Deferred tax assets are recognized if it is probable that benefits will be realized in the future.

Related parties
Under IAS, transactions with the Confederation, including its departments and agencies, are excluded from the scope of related party disclosures.

Earnings per share
Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding for the year. The weighted-average number of shares outstanding excludes any treasury shares. Diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding is increased to include the number of additional shares that would have been outstanding if dilutive potential shares had been issued.

Comparatives
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. Effective January 1, 2001, Swisscom adopted IAS 39 – Financial Instruments: Recognition and Measurement. In accordance with the transition requirements of IAS 39 the comparative financial statements for the year ended December 31, 2000 have not been restated.

3 Financial risk management

Swisscom's activities expose it to a variety of financial risks, including the effects of foreign currency exchange rates and interest rates. Swisscom's overall risk management programme seeks to minimise potential adverse effects on the financial performance of Swisscom. Swisscom uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures resulting from the Group's commercial activities.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the operating units. Group Treasury has guidelines approved by the Board for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk management, cash management, interest rate risk, credit risk, use of counterparties, use of derivative financial instruments and investing excess liquidity.

Foreign exchange risk
Swisscom is exposed to foreign exchange risk, being the transaction risk arising from various currency exposures primarily with respect to USD and EUR. The transaction risk is the risk arising due to currency fluctuations between the date of agreement and the actual cash flow. Swisscom uses various forward exchange contracts and options to hedge their exposure to foreign currency. Swisscom hedges its long-term leasing commitments in USD. Hedge accounting is applied where appropriate.

Interest rate risk
Swisscom is subject to interest rate risks due to fluctuations in market rates. Swisscom's cash balances on the money market are exposed to interest rate risk arising from changes in interest rates, which may have a negative impact on net income. Substantially all of Swisscom's long-term debt is in the form of fixed-rate Swiss franc loans with original maturities of up to 5 years. Accordingly, movements in interest rates could lead to fluctuations in the fair-value of such debt instruments. Swisscom hedges the interest rate risk arising from its long-term leasing commitments with interest rate derivatives.

Liquidity risk
Liquidity risk includes the risk that, as a result of liquidity requirements in the future, Swisscom will be forced to sell financial assets or derivative positions at a potentially unfavorable value or may be unable to exit these positions at all, or Swisscom will have insufficient funds to settle a transaction on the due date. Short term liquidity risk is defined as the risk that a certain level of cash or cash equivalents is not available. Long term liquidity risk is defined as the risk that Swisscom is not able to access the financial markets in order to raise debt.

Accounting for derivative financial instruments
Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged and the intention regarding its purchase or issue. On the date a derivative contract is entered into, Swisscom designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted transaction ultimately is recognised in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Swisscom documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. Swisscom also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value estimation
The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of foreign exchange options is determined using option pricing models.

4 Net revenue

CHF in millions	2000	2001
Fixnet Retail and Network	3 097	3 126
Fixnet Wholesale and Carrier Services	1 293	1 298
Enterprise Solutions	1 834	1 796
Mobile	2 730	3 127
debitel	3 993	3 808
Other	1 113	1 019
Total net revenue	**14 060**	**14 174**

5 Other operating income

CHF in millions	2000	2001
Capitalized cost	92	147
Gain on sale of property, plant and equipment	29	42
Other	4	24
Total other operating income	**125**	**213**

Capitalized cost includes labour costs related to the construction of buildings and technical equipment and the development of software with no interest allocation included.

6 Goods and services purchased

CHF in millions	2000	2001
Raw material, supplies and services purchased	51	137
Customer premises equipment purchased for resale	1 076	886
National traffic fees	432	533
International traffic fees	860	793
Network fees for debitel and other international subsidiaries	1 915	2 071
Services purchased from affiliated companies	52	6
Total goods and services purchased	**4 386**	**4 426**

International traffic fees represent settlement payments to foreign operators for carrying outgoing international traffic and providing roaming services to Swisscom mobile customers using their handsets in foreign countries.

7 Personnel expenses

CHF in millions	2000	2001
Salaries and wages	1 894	1 796
Termination benefits	122	92
Social security expenses	185	176
Pension cost. See Note 9.	207	252
Employee stock ownership program. See Note 8.	40	38
Other personnel expenses	64	107
Total personnel expenses	**2 512**	**2 461**

Termination benefits

In 2000 and 2001, Swisscom took various steps to reduce the number of employees that resulted in incurring CHF 122 million of expenses in 2000 and CHF 92 million in 2001. The charge includes enhanced pension benefits from an early retirement program, severance, an early leave program and an outplacement program.

The costs of the program include the following:

CHF in millions	2000	2001
Early retirement program	83	–
Severance	–	50
Early leave program	10	–
Outplacement program	29	36
Revision of prior provision	–	6
Total termination benefits	**122**	**92**

In 2000 Swisscom offered certain employees several voluntary plans to encourage them to retire early by providing them with additional years of credited service. The plans generally allow these employees to receive full pension benefits. The expense of CHF 83 million in 2000 represents the increase in the pension liability to cover the additional years of service to enable the employees to receive full pension benefits and to cover the pension payments from the early retirement date to the regular retirement date. The liability is included as part of the accrued pension liability. See Note 9. The number of employees that accepted the offer was 287 in 2000 and 187 left by the end of 2001 with the majority of the remaining employees leaving in 2002.

In 2000 Swisscom offered certain employees that were not eligible to participate in the early retirement program an early leave program and outplacement program. Under this plan, employees had the option to leave Swisscom and be paid through December 31, 2000, the early leave program, or leave their current job and enter the outplacement program. Under the early leave program, 154 employees left Swisscom in 2000. In the outplacement program offered in 2000, which is for a period of up to three years, the employees are trained for new jobs and will receive assistance in finding employment outside of Swisscom. However, the employees remain eligible for other jobs within Swisscom. There were 535 employees that participated in this program in 2000. The amount of the expense represents the cost that is expected to be incurred relating only to those employees that are not expected to continue working with Swisscom. In 2001, 238 employees have left Swisscom.

In 2001, the period of time employees were entitled to stay in the outplacement program was reduced from 3 years to 18 months for employees aged 50 and over and 12 months for all other employees. 505 employees participated in the outplacement program in 2001.

In 2001 Swisscom established a further voluntary plan for certain employees born between 1946 and 1950. Commencing with their 55th birthday, the employees that entered into an agreement with Swisscom prior to December 31, 2001 will work either full-time for a period of 2.5 years or 80% for a period of three years. At which point they will be terminated and will continue to be paid for a further 2.5 years and 2 years respectively. The expense of CHF 50 million recognized in 2001 represents the present value, discounted using a rate of 2.5%, of the amount that will be paid to the employees over the period that they will not provide service to Swisscom. The number of employees that accepted the offer was 275.

8 Stock based compensation

Stock issuance

In March 2000, the Board of Directors approved the issuance of three free shares to its employees. 55,598 shares were issued in April 2000. The related cost of CHF 40 million, including social security expenses of CHF 5 million, has been recorded within personnel expenses.

In March 2001, the Board of Directors approved the issuance of four free shares to its employees. 62,742 shares were issued in May 2001. The related cost of CHF 28 million, including social security expenses of CHF 3 million, has been recorded within personnel expenses.

Stock appreciation rights

Prior to January 1, 2001, Swisscom did not recognize any expense associated with stock appreciation rights. Effective January 1, 2001, Swisscom changed its accounting for stock options granted to employees and members of the Executive Board and Board of Directors. Stock options and stock appreciation rights are now valued at market value on the grant date and recorded over the vesting period under personnel expenses. The change applies retrospectively to January 1, 2000 in line with the provisions stated under IAS 8. Swisscom recorded a charge of CHF 17 million, net of deferred income taxes of CHF 7 million, at January 1, 2000 against retained earnings.

In conjunction with the initial public offering in October 1998, Swisscom issued shares to management and employees pursuant to three leveraged share ownership plans. The Leveraged Executive Asset Plans ("LEAPs") provided enhanced stock appreciation rights to middle and upper management, Executive Board and Board of Director members. Under these LEAPs, eligible participants purchased shares in the global offering at the initial public offering price. Such shares contain appreciation rights whereby if the market price of a share at the end of five years is equal to or greater than the base appreciation price, the participant will receive additional shares with a market value equal to a multiple of the increase over the base appreciation price. Each LEAP has different vesting periods, with all appreciation rights being vested 5 years from the issuance date. Included in this program are 23,276 shares issued to employees under a SuperShare Plan that have the additional benefit that if the market price of a share at the end of five years is equal to or less than the initial public offering price, the shares will be automatically resold to Swisscom at a price equal to the initial public offering price.

Swisscom issued an additional Leveraged Executive Asset Plan ("LEAP") to its Board of Directors in 2000 and to its Executive Board in 2001. 25% of the Board of Directors compensation and of the Executive Boards bonus is paid in LEAPs. Each LEAP provides stock appreciation rights whereby if the market price of a share during the exercise period is equal to or greater than the base appreciation price during the exercise period, the participant will receive additional shares. Each LEAP vests immediately at grant date.

Management Incentive Plan

In April 2001, a Management Incentive Plan ("MIP") was offered to all middle and upper management. Each employee had the option to receive 25% of their bonus in the form of shares and share options. Each MIP package comprises one Swisscom share and 1,000 call options, where 100 options gives an entitlement to one Swisscom share at the strike price. The strike price is the simple arithmetical average of the closing price on the five consecutive business days prior to the payment of the bonus. The MIP is valid for five years from the date of allotment of the respective packages. The options vest immediately on allotment of the MIP packages. After a blocking period of 3 years from the date of allotment, the options can be exercised in the remaining 2 year period. When the MIP period expires, options not exercised at that date expire without compensation.

Movements in the number of share appreciation rights outstanding were as follows:

	2000	2001
At beginning of year	256 236	253 664
Granted	3 210	61 140
Lapsed	(5 782)	(2 631)
At end of year	**253 664**	**312 173**

Vested appreciation rights totaled 169,956 rights at December 31, 2000 and 302,621 rights at December 31, 2001. All rights issued in conjunction with Swisscom's public offering in October 1998 are automatically exercised in 2003.

9 Retirement benefits

Swisscom made several amendments to comPlan in 2001. The most significant related to how the benefits will be determined for employees born in 1957 or later. The determination of their benefits changed from a final salary basis to a cash balance plan that is dependent on employee contributions. At December 31, 2001, all eligible employees are entitled to the same benefits under the new plan as the old plan. As this benefit is not effected by anticipated employee turnover, the present value of the obligation increased by CHF 55 million of which CHF 45 million was immediately vested and therefore recognized as an expense. In addition, the present value of obligations increased by CHF 26 million for other changes to the plan.

In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation. Swisscom must pay the Pensionskasse des Bundes (PKB) the difference between the return on plan assets and the Government prescribed discount rate that is increased by an account maintenance fee. At December 31, 2001, included in the present value of obligations is CHF 357 million for these retired employees. The liability was determined based on an assumed payment of 1% per year over the life of the retired employees. The present value obligation that will be paid by PKB is CHF 3,950 million. Differences between the actual and estimated payments are deferred as part of the actuarial gain or loss.

Net periodic pension cost of the plan in Switzerland includes the following components:

CHF in millions	2000	2001
Current service cost	147	154
Interest cost	254	258
Expected return on plan assets	(202)	(213)
Past service cost	8	53
Net periodic pension cost before curtailment and special termination benefits. See Note 7.	**207**	**252**
Curtailment and special termination benefits	83	–
Net periodic pension cost	**290**	**252**

The curtailment and special termination benefits have been recorded under personnel expenses as termination benefits and represent increased pension benefits to employees who accepted voluntary early retirement offers. See Note 7.

The status of the pension plan in Switzerland is as follows:

CHF in millions	2000	2001
Amounts recognized in the balance sheet		
Present value of funded obligations	6 259	6 316
Fair value of plan assets [1]	(3 941)	(4 562)
Benefit obligation in excess of plan assets	**2 318**	**1 754**
Unrecognized actuarial losses	(289)	(404)
Unrecognized prior service cost	(104)	(132)
Liability in the balance sheet	**1 925**	**1 218**

CHF in millions	2000	2001
Movement in the liability recognized in the balance sheet		
At beginning of year	2 248	1 925
Net periodic pension cost	290	252
Contributions paid	(624)	(962)
Acquisition of subsidiaries. See Note 24.	11	3
At end of year	**1 925**	**1 218**
Less current portion [2]	(238)	(28)
Long-term accrued pension cost	**1 687**	**1 190**

[1] The pension plan assets include Swisscom's shares with a fair value of CHF 3.1 million and CHF 9.5 million at December 31, 2000 and 2001, respectively.
[2] The current portion represents the payments that Swisscom will make to the pension plan within 12 months of the balance sheet date relating to early retirement benefits.

The following weighted average assumptions were used in accounting for the defined benefit plan:

	2000	2001
Discount rate	4.25%	4.25%
Rate of increase in future compensation levels	3.0%	3.1%
Expected long-term rate of return on plan assets	5.5%	5.5%

The actual return on plan assets was CHF 50 million in 2000 and a loss of CHF 158 million in 2001, respectively.

The pension plans outside of Switzerland are insignificant.

10 Other operating expenses

CHF in millions	2000	2001
Rent	171	239
Repairs and maintenance	286	312
Loss on disposal of fixed assets	128	119
Energy	77	52
Information technology costs	334	316
Advertising and promotion	612	465
Commissions and handset subsidies	1 017	802
Contractors and consultancy expenses	345	336
General and administration	125	140
Miscellaneous operating expenses	158	310
Total other operating expenses	**3 253**	**3 091**

Total operating lease payments in 2000 and 2001 were CHF 20 million and CHF 85 million respectively.

11 Gain on sale of real estate

In March 2001 Swisscom entered into two agreements for the sale of real estate. The first relates to the sale of 30 commercial and office properties for CHF 1,272 million to a consortium led by Credit Suisse Asset Management. The second concerns the sale of 166 commercial and office properties for CHF 1,313 million to PSP Real Estate AG and WTF Holding (Switzerland) Ltd. At the same time Swisscom entered into agreements to lease back part of the sold property space.

The first transaction was completed on April 1, 2001 and the second on June 19, 2001. The total gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions (see Note 28), was CHF 807 million. A number of the leaseback agreements were finance leases and the gain on the sale of these properties of CHF 239 million has been deferred and will be released to income over the individual lease terms. See Note 30. The remaining gain of CHF 568 million represents the gain on the sale of buildings which were either sold outright or which qualify as operating leases. The present value of the future payments under the finance lease was CHF 746 million and has been included as both a fixed asset and a lease obligation.

12 Gain on partial sale of Swisscom Mobile AG

In November 2000 Swisscom entered into an agreement with Vodafone plc. ("Vodafone") for the sale of 25% of the equity of the Swisscom mobile business for CHF 4.5 billion. Effective January 1, 2001 Swisscom transferred the net assets of its mobile business to Swisscom Mobile AG.

The sale was completed on March 30, 2001, when 25% of the shares of Swisscom Mobile AG were issued to Vodafone through a capital increase. In accordance with the agreement, Vodafone paid the first instalment of CHF 2,200 million on closing; CHF 25 million in cash and CHF 2,175 million in shares of Vodafone. Prior to closing Swisscom entered into an amendment to the sales agreement with Vodafone for the subsequent sale of these shares. In accordance with this amendment the shares were sold on the closing date of the transaction and Swisscom received cash of CHF 2,067 million, net of a transaction fee of CHF 108 million. In a further amendment to the sales agreement, Vodafone gave up their right to issue shares for the second instalment of CHF 2,300 million (plus interest) and agreed to pay Swisscom CHF 2,250 million (plus interest) in cash. This payment was made on September 27, 2001. The payment of CHF 50 million of interest in cash was recorded in interest income. Swisscom recorded a pre-tax gain on the sale, less transaction costs of CHF 168 million of CHF 3,837 million calculated as follows:

CHF in millions

Transaction proceeds, gross	**4 450**
Transaction expenses	
Cost of sale of Vodafone shares	(108)
Stamp duty	(45)
Other transaction expenses	(15)
Proceeds of transaction, net	**4 282**
25% carrying value of the net assets	(445)
Transaction gain	**3 837**

For information on the tax impact of the transaction, see Note 16.

13 Financial expense

CHF in millions	2000	2001
Interest on debt and finance lease obligations	291	288
Present value adjustment on accrued liabilities	22	29
Write off of loans receivables from affiliated companies	–	212
Fair value losses on financial instruments. See note 35.		
Available-for-sale investments	–	229
Derivative financial instruments not qualifying as hedges	–	21
Miscellaneous	16	2
Total financial expense	**329**	**781**

Swisscom has an equity method investment in UTA Telekom AG (UTA). The carrying value of the investment at January 1, 2001 was CHF 51 million. During 2001, UTA incurred losses and Swisscom's investment was written down to zero. These losses were recorded under equity in net income of affiliated companies (see Note 24). Swisscom and UTA's other major shareholder, Vereinigte Telekom Österreich Beteiligungs GmbH (VTÖB) were responsible for funding UTA's operations.

At December 31, 2001, Swisscom had a loan outstanding to UTA of CHF 199 million. In December 2001, Swisscom decided that it would not provide any additional funding and also concluded that the loan was not collectable. In January 2002, Swisscom forgave the loan and sold its shares in UTA to VTÖB for EUR 1. In turn, Swisscom has no further obligations to UTA or any of the other shareholders.
The sale is subject to regulatory and Board approval.

The fair value loss on available-for-sale investments includes the impairment loss on Swisscom's investment in Infonet Inc. of CHF 219 million. See Note 26.

The fair value loss on derivative financial instruments not qualifying as hedges comprises the decline in value of Swisscom's investment in Crossair between commitment date and issuance date. See Note 26.

The amount of foreign exchange gains or losses included within miscellaneous was a net loss of CHF 9 million in 2000 and a net gain of CHF 10 million in 2001.

14 Financial income

CHF in millions	2000	2001
Interest	143	336
Dividends	12	6
Reversal of allowance on investments	9	–
Gain on transaction with AGI Holding AG. See Note 15.	–	72
Gain on sale of investments	112	–
Gain on cross-border tax lease transactions. See Note 27.	214	–
Miscellaneous	–	12
Total financial income	**490**	**426**

The gain on sale of investments in 2000 of CHF 112 million includes CHF 80 million for the dilution gain arising from the transaction with tamedia AG whereby tamedia received 8% of the shares of bluewin AG in exchange for shares in tamedia subsidiaries, and CHF 32 million relating to the sale of shares of Infonet Inc. The gain recorded on the sale of Infonet shares was calculated using the weighted average cost of the shares held.

15 Acquisition of AGI IT Services AG

In September 2001, Swisscom concluded an agreement to transfer its IT business to a separate company, Swisscom IT Services AG and to acquire AGI IT Services AG. AGI IT Services AG, which was owned by eight cantonal banks, is one of the leading IT service providers to the financial services sector in Switzerland. The transaction took the form of an exchange of shares and closed in December 2001. Swisscom and AGI Holding AG have a 71.1% and a 28.9% interest respectively in Swisscom IT Services AG. The acquisition was accounted for using purchase accounting and Swisscom recorded a dilution gain of CHF 72 million and goodwill of CHF 102 million arising on the transaction.

The fair value of the assets acquired and liabilities of AGI IT Services AG assumed were as follows:

CHF in millions	
Trade accounts receivable	26
Other current assets	2
Property, plant and equipment	39
Goodwill	102
Other intangible assets	16
Trade accounts payable	(26)
Current tax liabilities	(2)
Other current liabilities	(9)
Accrued pension cost	(3)
Total purchase price	**145**

16 Income tax expense

CHF in millions	2000	2001
Current income tax expense	439	499
Deferred income tax expense (benefit)	201	(514)
Total income tax expense (benefit)	**640**	**(15)**

Current income taxes are calculated based on taxable income of the period and are accrued in the same period as the revenues and expenses to which they relate. Current income tax expense for 2000 excludes the tax expense of CHF 19 million related to discontinuing operations. As a result, net current tax expense was CHF 458 million.

The income tax expense on income before income taxes, equity in net income of affiliated companies and minority interest is reconciled to the reported income tax expense as follows:

CHF in millions	2000	2001
Income before income taxes, equity in net income of affiliated companies and minority interest	1 992	5 155
Weighted average statutory tax rate	25%	25%
Income tax expense at the weighted average statutory tax rate	**498**	**1 289**
(Reduction) increase in income taxes resulting from		
Gain on partial sale of Swisscom Mobile not taxable	–	(959)
Gain on partial sale of real estate partly not taxable	–	(126)
Effect of impairment of debitel	–	(155)
Amortization of goodwill	81	96
Provision (benefit) on investments in affiliated companies	49	(49)
Effect of different tax rates in other countries	30	18
Income of subsidiary not taxable	(8)	(20)
Income not taxable	(31)	(13)
Other	21	(96)
Income tax expense (benefit)	**640**	**(15)**

The weighted average statutory tax rate includes both Federal and Cantonal taxes. Taxable income in Switzerland is allocated among the cantons. Each canton has a different tax rate. The weighted average statutory tax rate is based on the relationship between the income earned in the canton and the corresponding tax rate for that canton.

In connection with establishing a separate legal identity for its mobile business – Swisscom Mobile AG – the parent company Swisscom AG, recognized a gain for tax purposes on the assessed increase in value of its mobile business and recorded a current tax expense. The increase in value was however included in the transfer of assets from the parent company to Swisscom Mobile AG and is recorded for tax purposes as goodwill. The goodwill recorded by Swisscom Mobile AG will be amortized for tax purposes over four years and a deferred tax asset was recorded. The gain that was recorded on the sale of shares received by Swisscom Mobile was therefore effectively not subject to tax.

The increase in the fair value of the real estate between the date it was either bought or constructed and January 1, 1998 – date of privatization – is exempt from tax. The increase in the fair value of real estate after that date is taxable. The amount of tax expense recorded is based on management's best estimates of the fair value of real estate at January 1, 1998 and is subject to agreement by the tax authorities and therefore the amount of the tax provision attributable to this gain could change.

Prior to the impairment, Swisscom's tax basis of its investment in debitel exceeded its carrying basis by CHF 620 million. Accordingly the impairment charge for tax purposes exceeded that recorded in the consolidated financial statements hence Swisscom recorded a tax benefit of CHF 155 million.

Deferred income tax assets are recognized for tax loss carry forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Certain subsidiaries of Swisscom have unrecognized tax losses of CHF 210 million and CHF 259 million in 2000 and 2001 respectively, to carry forward against future taxable income; these tax losses will expire mainly after 2007.

Deferred income taxes are calculated in full on temporary differences under the liability method using a tax rate of 25% in 2000 and 2001.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2000 and 2001 were as follows:

CHF in millions	2000	2001
Assets associated with		
Accrued pension cost	323	127
Intangible assets	–	747
Other current and non current assets	36	48
Tax losses	15	9
Total deferred tax asset	**374**	**931**
Liabilities associated with		
Property, plant and equipment	(362)	(435)
Other non current assets	(21)	(31)
Trade accounts receivable and other current assets	(32)	(32)
Accrued liabilities	(45)	(14)
Other long-term liabilities	(79)	(75)
Total deferred tax liabilities	**(539)**	**(587)**
Net deferred tax (liabilities) assets	**(165)**	**344**

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

CHF in millions	2000	2001
Deferred tax assets	**51**	**811**
Deferred tax liabilities	**(216)**	**(467)**

The movement in deferred tax assets and liabilities (prior to offsetting of balances) during the period is as follows:

CHF in millions	Intangible assets	Accrued pension cost	Tax loss	Other	Total
Deferred tax assets					
At December 31, 2000	**–**	**323**	**15**	**36**	**374**
Charged/(credited) to income statement	747	(196)	(6)	13	558
Exchange rate differences	–	–	–	(1)	(1)
At December 31, 2001	**747**	**127**	**9**	**48**	**931**

CHF in millions	Property plant and equipment	Accrued liabilities	Other Long-term liabilities	Other	Total
Deferred tax liabilities					
At December 31, 2000	**362**	**45**	**79**	**53**	**539**
Adoption of IAS 39	–	–	–	32	32
Credited to income statement	73	(31)	(4)	6	44
Credited to equity	–	–	–	(32)	(32)
Acquisition of subsidiary	–	–	–	4	4
At December 31, 2001	**435**	**14**	**75**	**63**	**587**

17 Earnings per share

Income available to shareholders used in calculating both basic and diluted earnings per share is Swisscom's reported net income for each year.

Basic earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Swisscom and held as treasury shares. The basic earnings per share are calculated as follows:

	2000	2001
Net income (CHF in millions)	3 156	4 964
Weighted-average number of ordinary shares in issue	73 540 974	73 543 972
Basic earnings per share (CHF)	**42.91**	**67.50**

The difference between basic and diluted weighted-average shares results from the assumption that dilutive stock appreciation rights outstanding were exercised. All outstanding stock appreciation rights were used for purposes of calculating the weighted-average shares outstanding as they had a dilutive effect. The purchased call options were not included in calculating dilutive earnings per share as their effect was antidilutive. The diluted earnings per share is calculated as follows:

	2000	2001
Net income (CHF in millions)	3 156	4 964
Weighted-average number of ordinary shares in issue	73 540 974	73 543 972
Adjustment for share appreciation rights	71 401	43 747
Weighted-average number of ordinary shares for diluted earnings per share	73 612 375	73 587 719
Diluted earnings per share (CHF)	**42.87**	**67.46**

18 Cash and cash equivalents

CHF in millions	2000	2001
Cash deposits	580	918
Term deposits	1 685	2 870
Total cash and cash equivalents	**2 265**	**3 788**

The weighted average effective interest rate on short term deposits was 2.71% in 2000 and 2.77% in 2001, respectively and these deposits have an average maturity of 9 days.

19 Current financial assets

CHF in millions	Loans and receivables originated	Available-for-sale investments	Derivative financial instruments	Total
At January 1, 2000	**450**	**65**	**–**	**515**
Additions	–	16	–	16
Disposals	(400)	(16)	–	(416)
Revaluation surplus	–	2	–	2
At December 31, 2000	**50**	**67**	**–**	**117**
Adoption of IAS 39. See Note 35.	–	–	121	121
At January 1, 2001	**50**	**67**	**121**	**238**
Additions	4 556	196	–	4 752
Disposals	(1 656)	(37)	–	(1 693)
Translation adjustment	–	(5)	–	(5)
Revaluation deficit included in equity. See Note 36.	–	(4)	(7)	(11)
Revaluation surplus / (deficit) included in income statement	–	(1)	36	35
At December 31, 2001	**2 950**	**216**	**150**	**3 316**

Derivative financial instruments comprise cross-currency interest rate swaps, interest rate swaps and forward foreign exchange contracts.

20 Trade accounts receivable

CHF in millions	2000	2001
Trade accounts receivable	2 871	2 840
Trade accounts receivable from affiliated companies	11	1
Total trade accounts receivable, gross	**2 882**	**2 841**
Allowance for bad debts	(279)	(316)
Total trade accounts receivable, net	**2 603**	**2 525**

21 Inventories

CHF in millions	2000	2001
Raw material and supplies	112	114
Customer premises equipment for resale	186	187
Total inventories, gross	**298**	**301**
Allowance for obsolete and slow-moving items	(42)	(49)
Total inventories, net	**256**	**252**

22 Other current assets

CHF in millions	2000	2001
Other receivables and accrued income	398	441
Receivables from affiliated companies	68	31
Withholding tax	475	13
Interest receivable	40	8
Total other current assets	**981**	**493**

23 Property, plant and equipment

CHF in millions	Land and Buildings	Technical equipment	Vehicles and other equipment	Total
At cost				
Balance at December 31, 1999	**6 160**	**22 221**	**2 018**	**30 399**
Effect of adopting IAS 37. See Note 28.	–	170	–	170
Additions	19	911	302	1 232
Disposals	(75)	(1 887)	(439)	(2 401)
Reclassifications	–	(63)	58	(5)
Translation adjustments	–	(1)	(5)	(6)
Balance at December 31, 2000	**6 104**	**21 351**	**1 934**	**29 389**
Acquisition of subsidiary	–	–	55	55
Disposal of subsidiaries	–	(107)	(7)	(114)
Additions	28	797	246	1 071
Sale and leaseback *	239	–	–	239
Disposals	(2 999)	(1 360)	(287)	(4 646)
Reclassifications	(22)	99	(89)	(12)
Translation adjustments	–	–	(4)	(4)
Balance at December 31, 2001	**3 350**	**20 780**	**1 848**	**25 978**
Accumulated depreciation				
Balance at December 31, 1999	**3 698**	**14 702**	**1 276**	**19 676**
Effect of adopting IAS 37. See Note 28.	–	139	–	139
Additions	87	1 503	260	1 850
Disposals	(51)	(1 756)	(412)	(2 219)
Reclassifications	–	(3)	3	–
Translation adjustments	–	–	(3)	(3)
Balance at December 31, 2000	**3 734**	**14 585**	**1 124**	**19 443**
Disposal of subsidiaries	–	(107)	5	(102)
Additions	76	1 327	299	1 702
Disposals	(1 651)	(1 248)	(262)	(3 161)
Reclassifications	(3)	30	(33)	(6)
Translation adjustments	–	–	(2)	(2)
Balance at December 31, 2001	**2 156**	**14 587**	**1 131**	**17 874**
Net book value				
At December 31, 1999	**2 462**	**7 519**	**742**	**10 723**
At December 31, 2000	**2 370**	**6 766**	**810**	**9 946**
At December 31, 2001	**1 194**	**6 193**	**717**	**8 104**

* As described in Note 11, Swisscom entered into several transactions to sell real estate that was accounted for as a sale and leaseback. Upon entering into these transactions Swisscom adjusted the carrying value of the assets, by CHF 239 million, to the selling price. The increase in the value of the asset is deferred and is included in Note 30.

Included within property, plant and equipment are the following:

CHF in millions	2000	2001
Assets under construction	**319**	**264**
Technical equipment acquired under finance leases		
At cost	567	573
Accumulated depreciation	(221)	(284)
Net book value	**346**	**289**
Buildings relating to the sales leaseback		
At cost	–	1 185
Accumulated depreciation	–	(454)
Net book value	**–**	**731**

24 Investments in affiliated companies

CHF in millions	Equity in affiliated companies	Goodwill from investments in affiliated companies	Total investments in affiliated companies
Net book value			
At December 31, 1999	**645**	**68**	**713**
Reclassifications	(409)	(2)	(411)
Additions	113	79	192
Dividends received	(2)	–	(2)
Equity in net result of operations	40	(30)	10
Gain on disposal	1 739	–	1 739
Proceeds from disposals distributed to Swisscom	(1 711)	–	(1 711)
Translation adjustments	(15)	(3)	(18)
At December 31, 2000	**400**	**112**	**512**
Additions	123	1	124
Dividends received	(46)	–	(46)
Equity in net result of operations	115	(54)	61
Disposals	(76)	–	(76)
Impairment	–	(30)	(30)
Gain on disposal	1	–	1
Translation adjustments	57	–	57
At December 31, 2001	**574**	**29**	**603**

The gross amount of goodwill is CHF 175 million and CHF 176 million at December 31, 2000 and 2001, respectively.

Equity in net income of affiliated companies

CHF in millions	2000	2001
Equity in net result of operations	10	61
Gain on disposals	1 739	1
Impairment of investment in affiliated companies	–	(30)
Total equity in net income of affiliated companies	**1 749**	**32**

Year ended December 31, 2000

Reclassifications
Included within reclassifications in 2000 is the reclassification of the loan outstanding from Unisource to Swisscom of CHF 401 million. As part of the demerger of Unisource, this asset recorded by Unisource was transferred to Swisscom (Netherlands) B.V. and was eliminated on consolidation against the corresponding short-term debt. In addition, Swisscom gained control of Swisscom Directories AG effective October 1, 2000 and has therefore fully consolidated Swisscom Directories from this date.

Additions
In 2000, total additions to investments in affiliated companies of CHF 192 million, comprised primarily a capital increase and the conversion of a loan into equity at UTA and the acquisition of shares in three subsidiaries of tamedia AG.

Equity in net result of operations
Equity in net result of operations in 2000 comprises primarily the gain resulting from the transaction that Swisscom and the other shareholders of Unisource entered into in 1999 regarding the transfer of the operations of the AUCS business to Infonet (see below) and a dilution gain of CHF 35 million recorded on UTA. In December 2000 Raiffeisen acquired a 9% interest in UTA for ATS 625 million (CHF 70 million) through a capital increase. Swisscom did not participate in this capital increase and therefore its share in UTA decreased from 50% to 45.5% and Swisscom recorded a dilution gain of CHF 35 million. This gain was offset by Swisscom's share of net losses and the amortization of goodwill of the UTA joint venture.

Gain on disposal
The gain on disposal of affiliated companies of CHF 1,739 million in 2000 comprises the gain on the sale of Cablecom, tesion and investments held by Unisource (see below).

In March 2000, Swisscom and the two other shareholders of Cablecom Holding AG closed an agreement to sell the assets and liabilities of the Cablecom group to NTL Incorporated, a public company in the United States, for CHF 5,400 million. Swisscom recorded a gain of CHF 1,335 million, net of income tax of CHF 99 million, in March 2000. The profit was distributed by Cablecom in December 2000. For 2000, excluding this gain, the earnings of, and investment in, Cablecom were not material to Swisscom. Swisscom continues to hold a 32% share in Cablecom Holding AG (now Vesicom Kabelnetz AG). Vesicom Kabelnetz AG has been inactive since the sale to NTL.

In August 2000, Swisscom sold its shares in tesion to the other shareholder of tesion, EnBW Telekommunication GmbH, for CHF 112 million and recorded a gain of CHF 176 million. The gain includes the reversal of provisions that Swisscom had recorded for losses that tesion had incurred in prior years. Swisscom continued to provide for the losses of tesion after their share of losses equalled the carrying amount of the investment as Swisscom had an obligation to cover the losses. As part of the sale all outstanding shareholder's loans were repaid.

In February 2000, Unisource sold its 100% interest in D-Plus Telecommunications GmbH to MobilCom, a public company in Germany, for CHF 41 million in cash and 3 million shares of MobilCom which were subsequently sold. The total gain that Swisscom recognized on these transactions was CHF 197 million. In addition, Unisource sold its investment in Arcor in 2000 and Swisscom recorded a gain of CHF 31 million.

Year ended December 31, 2001

Additions

In 2001, total additions to investments in affiliated companies of CHF 124 million comprises primarily a capital increase and the conversion of a loan into equity at AUCS.

Equity in net result of operations

Equity in net result of operations in 2001 comprises primarily the gain on AUCS (see below) and Swisscom's share of net income from Cesky Telekom offset by Swisscom's share of losses incurred by UTA. See Note 13.

In 1999 Unisource and its shareholders' entered into an agreement in which they effectively sold much of the operations of the AUCS business to Infonet, who are managing the AUCS business for a three-year period ending October 2002. Under the terms of various agreements, Unisource is required to provide certain services to Infonet during this three-year period. Unisource and its shareholders' entered into an agreement with Infonet, whereby they will settle any losses incurred by AUCS during that three-year period, and will pay a bonus to Infonet, if the AUCS losses remain under an agreed limit. Swisscom's share of the minimum loss is CHF 157 million. Swisscom's share of the consideration for this transaction was the purchase from Infonet of 15.9 million of its Class B shares shortly before its initial public offering at a price below fair value. Based on the offering price, these shares of Infonet were worth CHF 530 million and Swisscom paid CHF 21 million. Swisscom's share of the potential gain on this transaction of CHF 352 million, representing the gain on the shares purchased of CHF 509 million less the minimum future losses of AUCS of CHF 157 million that have been guaranteed, is being amortized into income over the three-year period. Swisscom's investment in Infonet is included within other financial assets. See Note 26.

Swisscom is jointly and severally liable with its other partners, Telia and Royal KPN, for all remaining costs in winding down the AUCS business. These costs will consist primarily of severance payments, lease terminations and settling tax liabilities, and are not expected to exceed the accrual that has been recorded.

Impairment

In 2000, Swisscom acquired shares in three subsidiaries of tamedia AG. These three companies provide platforms for auctioning and classified personal ads. In connection with this transaction, Swisscom recognized goodwill of CHF 79 million. At the end of March 2001, two of the internet platforms ceased operations. As a result Swisscom recognized an impairment to the goodwill relating to these two companies of CHF 30 million.

Selected aggregated key data

The following schedule provides selected aggregated key data of Swisscom's proportionate interest in joint ventures including AUCS, TelSource, Swisscom Directories (for the nine months to September 30, 2000), PubliDirect and UTA. Other equity investments are insignificant.

CHF in millions	2000	2001
Income statement		
Net revenue	413	292
Total operating expenses	(540)	(405)
Operating loss	(127)	(113)
Net income (loss)	**1 789**	**(105)**
Balance sheet		
Current assets	272	137
Fixed assets	883	760
Current liabilities	278	157
Long-term liabilities	538	217
Shareholders' equity	**339**	**523**

25 Goodwill and other intangible assets

CHF in millions	Goodwill	Internally generated intangible assets	Other intangible assets	Total
At cost				
Balance at December 31, 1999	**3 390**	**–**	**60**	**3 450**
Additions	–	74	156	230
Disposals	–	–	(5)	(5)
Reclassifications	7	–	6	13
Translation adjustments	(184)	–	(4)	(188)
Balance at December 31, 2000	**3 213**	**74**	**213**	**3 500**
Additions	–	97	66	163
Disposals	–	–	(13)	(13)
Acquisitions	1 031	17	15	1 063
Disposal of subsidiaries	–	(7)	(4)	(11)
Reclassifications	–	22	(10)	12
Translation adjustments	(121)	(1)	(3)	(125)
Balance at December 31, 2001	**4 123**	**202**	**264**	**4 589**
Accumulated amortization				
Balance at December 31, 1999	**89**	**–**	**22**	**111**
Amortization	324	10	19	353
Disposals	–	–	(3)	(3)
Reclassifications	–	3	(3)	–
Translation adjustments	(7)	–	(1)	(8)
Balance at December 31, 2000	**406**	**13**	**34**	**453**
Amortization	390	44	38	472
Disposals	–	–	(6)	(6)
Disposal of subsidiaries	–	(5)	(2)	(7)
Impairment	1 130	–	–	1 130
Reclassifications	–	5	1	6
Translation adjustments	(18)	–	(3)	(21)
Balance at December 31, 2001	**1 908**	**57**	**62**	**2 027**
Net book value				
At December 31, 1999	**3 301**	**–**	**38**	**3 339**
At December 31, 2000	**2 807**	**61**	**179**	**3 047**
At December 31, 2001	**2 215**	**145**	**202**	**2 562**

Effective October 1, 1999, Swisscom acquired for cash 74.2% of the voting and outstanding shares of debitel Aktiengesellschaft ("debitel"). debitel is a network independent telecommunications company that provides mobile communications, fixed line and internet services. The primary operations are in Germany with subsidiaries in the Netherlands, France, Denmark and Slovenia. Swisscom paid CHF 51 (EUR 32) per share and the total purchase price, including CHF 13 million of direct acquisition costs, was CHF 3,394 million. The combination was accounted for as an acquisition and Swisscom recognized CHF 3,360 million in goodwill that will be amortized over ten years using the straight-line method.

In connection with the acquisition of debitel, two of the selling shareholders were granted an option to put a total of 20% of the shares to Swisscom. One shareholder exercised its option in January 2001 for CHF 468 million and the other shareholder exercised its option in July 2001 for CHF 460 million. The transactions resulted in goodwill of CHF 906 million, which is being amortized over ten years. The remaining 5.8% of the shares are publicly traded.

As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, Swisscom concluded that it was necessary to review the carrying value of the assets of debitel. Substantially all of Swisscom's investment in debitel consists of goodwill.

Swisscom recognized an impairment loss for the difference between the carrying value of its investment in debitel and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel's weighted average cost of capital of 10.26% that was determined using the Capital Asset Pricing Model. This methodology indicated that the value ascribed to Swisscom's share of debitel was CHF 2,232 million compared to a carrying value of CHF 3,362 million. The difference of CHF 1,130 million was recorded as an impairment charge in 2001.

Swisscom concluded that the methodology described above was a better indicator of value to determine impairment than the quoted stock price because only 5.8% of the shares trade. The quoted market price of debitel at December 31, 2001 was CHF 28.2 (EUR 19.1) a share, which has decreased to CHF 25.5 (EUR 17.3) at the end of February 2002. The per share value of the revised carrying amount at December 31, 2001 is CHF 26.6 (EUR 18).

In September 2001, Swisscom acquired AGI IT Services AG and recorded goodwill of CHF 102 million. See Note 15.

In October 2000, the Federal Communications Commission (ComCom) agreed to offer additional frequencies for the provision of mobile telephony services based on the GSM standard to Swisscom and it's competitors, diAx and Orange. Swisscom paid CHF 70 million in connection with the application for this license which takes effect on January 1, 2001 and is valid for 7 years. In December 2000, Swisscom acquired a UMTS (Universal Mobile Telecommunication System) license for CHF 50 million. The license takes effect on January 1, 2002 and will be valid for 15 years. UMTS is the third-generation mobile radio system that creates additional mobile radio capacity and enables broadband multimedia applications while also providing high-speed internet access.

26 Non-current financial assets

CHF in millions	Available-for-sale investments	Loans and receivables originated	Financial asset cross-border tax lease	Other financial assets	Total
At January 1, 2000	**619**	**341**	**128**	**24**	**1 112**
Impact of SIC 27. See Note 27.	–	–	(105)	–	(105)
At January 1, 2000, restated	**619**	**341**	**23**	**24**	**1 007**
Additions	43	232	1 162	33	1 470
Disposals	(25)	(222)	(1)	(11)	(259)
Translation adjustment	–	(10)	10	–	–
Revaluation surplus	7	–	–	–	7
At December 31, 2000	**644**	**341**	**1 194**	**46**	**2 225**
Adoption of IAS 39. See Note 35.	119	–	–	–	119
At January 1, 2001	**763**	**341**	**1 194**	**46**	**2 344**
Additions	84	135	77	8	304
Disposals	(35)	(146)	(2)	(27)	(210)
Translation adjustment	–	(7)	26	–	19
Write off of loans receivable	–	(212)	–	–	(212)
Reversal of revaluation surplus in equity	(119)	–	–	–	(119)
Revaluation deficit included in income statement	(231)	–	–	–	(231)
At December 31, 2001	**462**	**111**	**1 295**	**27**	**1 895**

Effective November 2, 2001 Swisscom subscribed for CHF 100 million of new shares in Crossair for CHF 56 per share. The shares were issued to Swisscom on December 21, on which date the market value of these shares amounted to CHF 79 million. Swisscom paid CHF 30 million in December, with the balance of CHF 70 million due by March 31, 2002 at the latest. The difference between the commitment price and the market price of CHF 21 million was recorded under financial expense. See Note 13. At December 31, 2001 Swisscom recorded a fair value adjustment of CHF 2.7 million, net of taxes of CHF 0.9 million, being the difference between the year end price of CHF 46 and the price of CHF 44 upon issuance of the shares through equity.

Swisscom has an investment in Infonet and holds both Class A shares and Class B shares. The difference between Class A and Class B shares is that Class A shares have 10 votes versus 1 vote for Class B shares. Class A shares can be converted on a one to one basis into Class B shares which are listed on the New York Stock Exchange. In previous periods, the shares were recorded at historical cost. Under IAS 39, the carrying value of available-for-sale investments is the fair value. Swisscom has used the quoted market price of Class B shares to determine the fair value of Class A shares. On January 1, 2001 Swisscom made an adjustment to record the investment at fair value by increasing both investments and equity before taxes by CHF 119 million. In 2001 the shares of Infonet, like many other companies in the telecommunications sector, declined sharply. At year-end the quoted market price had declined significantly and there was a cumulative loss of CHF 219 million recorded in equity. Swisscom believed the substantial decline in the value of the shares and the length of time that they were below cost provided objective evidence that this investment was impaired. Accordingly, Swisscom removed the CHF 219 million from equity and recorded it under financial expense. See Note 13.

In 1999 and 2000 Swisscom entered into cross-border tax lease arrangements. Financial assets from cross-border tax lease arrangements represent those assets that were not defeased. See Note 27.

27 Debt

Short-term debt

CHF in millions	2000	2001
Short-term loans	160	73
Current portion of long-term debt	1 250	1 000
Employee savings deposits	607	577
Short-term loans payable to affiliated companies	638	47
Current portion of finance lease obligation. See Note 31.	30	40
Derivative financial instruments. See Note 35.	–	20
Total short-term debt	**2 685**	**1 757**

Long-term debt

Long-term debt consists primarily of unsecured fixed interest rate loans, denominated in Swiss francs, granted by the Swiss Post and financial liabilities from cross-border tax lease arrangements, denominated in USD. At December 31, 2001, maturities for Swiss Post debt range from 2002 to 2003 as follows:

CHF in millions	2000	2001
Within one year	1 250	1 000
Within 1–2 years	1 000	750
Within 2–3 years	750	–
Total Swiss Post debt	**3 000**	**1 750**
Current portion of Swiss Post debt	(1 250)	(1 000)
Total long-term Swiss Post debt	**1 750**	**750**
Financial liability from cross-border tax lease arrangements	1 480	1 600
Other	72	63
Total long-term debt	**3 302**	**2 413**

In September 2000, Swisscom entered into a cross-border tax lease arrangement with a foreign investor and received a fee of CHF 214 million net of expenses. Under the terms of the agreement, Swisscom received USD 1,967 million (CHF 3,264 million), excluding its fee, and placed USD 1,783 million (CHF 2,959 million) on deposit. Swisscom defeased USD 1,024 million (CHF 1,699 million) of the debt by irrevocably placing the equivalent amount of financial assets with institutions backed by governments into a trust. Accordingly, both the assets and liabilities have been removed from the financial statements. USD 759 million (CHF 1,260 million) in assets and USD 943 million (CHF 1,565 million) liabilities were not defeased and are included in the balance sheet. Swisscom is not responsible for any performance under these arrangements, other than that which would be done in the normal course of business, and accordingly, recognized the fee as income in the third quarter of 2000. Both the asset and liability are denominated in USD.

During 1999, Swisscom entered into three cross-border tax lease arrangements with certain foreign investors. As a result of these arrangements, Swisscom received a fee of CHF 108 million, net of expenses. Under the terms of the various agreements, Swisscom incurred USD 1,233 million (CHF 2,045 million) of debt and received USD 1,233 million (CHF 2,045 million), excluding its fee. Swisscom defeased USD 1,138 million (CHF 1,887 million) of the debt by irrevocably placing the equivalent amount of securities that were backed by a government guarantee into a trust. Accordingly, both the assets and liabilities have been removed from the financial statements.

Effective December 31, 2001, the IASC's Standing Interpretation Committee introduced its Interpretation 27 (SIC 27) "Evaluating the Substance of Transactions Involving the Legal Form of a Lease". In accordance with SIC 27, Swisscom defeased an additional USD 74 million (CHF 123 million) of the cross-border tax lease arrangements entered into in 1999. The remaining USD 21 million (CHF 35 million) in assets and liabilities that were not defeased are included in the consolidated balance sheet. There were no changes in the treatment of the arrangement entered into in 2000 as a result of adopting SIC 27.

The obligations relating to the cross-border tax lease arrangements were recorded as a finance lease obligation in prior periods. Swisscom retains all the risks and rewards incident to ownership of the underlying assets and enjoys substantially the same rights to its use as before the arrangements. Under such circumstances, SIC 27 requires disclosure of the transactions as a financial liability. In accordance with SIC 27 the prior period has been restated.

Future minimum payments resulting from cross-border tax lease arrangements entered into in 1999 and 2000 are due as follows:

CHF in millions	2000	2001
Within one year	63	90
Within 1–2 years	88	93
Within 2–3 years	91	98
Within 3–4 years	95	101
Within 4–5 years	98	98
After 5 years	5 140	5 168
Total future payment commitments	**5 575**	**5 648**
Less future interest charges	(4 095)	(4 048)
Total liability from cross-border tax lease arrangements (net present value)	**1 480**	**1 600**
Less current portion	–	–
Long-term liability from cross-border tax lease arrangements	**1 480**	**1 600**

The weighted average effective interest rates at the balance sheet date were as follows:

CHF in millions	2000	2001
Short-term loan	3.79%	5.85%
Swiss Post debt	4.35%	3.89%
Employee savings deposits	2.48%	2.54%
Short-term loans payable to affiliated companies	3.67%	2.00%
Cross-border tax lease arrangements	8.00%	6.99%

28 Accrued liabilities

CHF in millions	Termination benefits	Dismantle-ment and restoration costs	Environ-mental	Other	Total
Balance at December 31, 1999	**58**	**316**	**225**	**172**	**771**
Effect of adopting IAS 37	–	(12)	(21)	–	(33)
Additional provisions	27	20	–	35	82
Present value adjustment	–	14	8	–	22
Unused amounts reversed	–	–	-	(9)	(9)
Utilised during year	(57)	–	(1)	(89)	(147)
Acquisitions	–	–	–	58	58
Balance at December 31, 2000	**28**	**338**	**211**	**167**	**744**
Additional provisions	82	1	1	64	148
Present value adjustment	–	26	3	–	29
Reclassifications	–	2	–	(11)	(9)
Unused amounts reversed	–	(18)	(183)	(25)	(226)
Utilised during year	(34)	–	–	(50)	(84)
Translation adjustments	–	–	–	(2)	(2)
Balance at December 31, 2001	**76**	**349**	**32**	**143**	**600**
Less current portion	(28)	–	–	(100)	(128)
Total non-current accrued liabilities	**48**	**349**	**32**	**43**	**472**

Swisscom adopted IAS 37 at January 1, 2000; the impact on shareholders' equity at January 1, 2000 is CHF 56 million, net of deferred income taxes of CHF 8 million. See Note 16.

For details on termination benefits, see Note 7.

The provision for dismantlement and restoration costs relates to the dismantlement of mobile stations and analog transmitter stations and restoration of property owned by third parties on which the transmitters are situated. These costs are expected to be incurred mainly between 2005 and 2015. As a result of adopting IAS 37, Swisscom calculated the total provision required for the analog transmitter stations discounted to its present value and recorded the cost and accumulated depreciation at January 1, 2000 under property, plant and equipment. The net book value capitalized at January 1, 2000 was CHF 31 million. See Note 23.

The provision for dismantlement and restoration costs of broadcasting sites is estimated at current prices, and discounted using a discount rate of 4.5% and 3.75% in 2000 and 2001, respectively. The provision for dismantlement and restoration costs of mobile stations is estimated at current prices, and discounted using a discount rate of 4.5% and 3.5% in 2000 and 2001, respectively. The amount of the present value adjustment arising from the changes in the discount rate is CHF 11 million in 2001.

The reserve for environmental liabilities was reduced because under the terms of the sale and leaseback agreement Swisscom was no longer liable for such costs and as a result of certain technology changes and other factors it was concluded that the provision should be reduced.

29 Other current liabilities

CHF in millions	2000	2001
Interest payable	135	6
VAT payable	100	109
Social security payable	22	41
Accrual for overtime and unused vacation	72	61
Liabilities from purchase of UMTS and GSM Licenses	120	–
Accrued expenses	951	1 121
Revenue received in advance	392	445
Total other current liabilities	**1 792**	**1 783**

30 Other long-term liabilities

CHF in millions	2000	2001
Revenue received in advance	64	30
Deposits received from customers	68	54
Deferred gain on sale and leaseback of real estate	–	236
Miscellaneous	37	13
Total other long-term liabilities	**169**	**333**

31 Lease obligations

In 2001 Swisscom entered into two agreements for the sale of real estate and at the same time Swisscom entered into agreements to lease back part of the sold property space. See Note 11. A number of the leaseback agreements qualify as finance leases and the gain on the sale of these properties of CHF 239 million will be deferred and released to income over the individual lease terms. The liability relating to these finance leases is included in the table below. The remaining buildings have been leased back under operating leases over varying periods from 5 to 20 years.

Swisscom entered into several cross-currency interest rate swaps and foreign exchange contracts as hedges of USD denominated leases in 1996 and 1997. On adopting IAS 39 effective January 1, 2001, the derivative financial instruments were separated from the finance lease obligation being hedged. The finance lease obligations relating to these transactions at the hedge rate are included in the table below.

Future minimum lease payments are due as follows:

CHF in millions	2000	2001
Within one year	41	95
Within 1–2 years	41	116
Within 2–3 years	66	117
Within 3–4 years	65	214
Within 4–5 years	163	81
After 5 years	207	2 252
Total future payment commitments	**583**	**2 875**
Less future interest charges	(73)	(1 655)
Total finance lease obligation (net present value)	**510**	**1 220**
Fair value adjustments	–	150
Total finance lease obligation	**510**	**1 370**
Less current portion. See note 27.	(30)	(40)
Long-term finance lease obligation	**480**	**1 330**

The lease obligations are hedged with cross-currency interest rate swaps and forward foreign exchange contracts. See Note 35.

The present value of finance lease liabilities is as follows:

CHF in millions	2000	2001
Within one year	30	40
Within 1–2 years	32	58
Within 2–3 years	49	62
Within 3–4 years	54	158
Within 4–5 years	149	34
After 5 years	196	868

The weighted average effective interest rates for finance lease liabilities at the balance sheet date were 2.99% and 4.39% for 2000 and 2001, respectively.

Payments for operating leases amounted to CHF 20 million and CHF 85 million in 2000 and 2001 respectively. Future minimum lease payments resulting from operating lease contracts are due as follows:

CHF in millions	2000	2001
Within one year	18	119
Within 1–5 years	22	351
After 5 years	–	375
Total future payment commitments	**40**	**845**

32 Minority interests

CHF in millions	2000	2001
Balance at beginning of year	**31**	**61**
Share of net profit of subsidiaries	14	238
Issuance of share capital to minority interest	13	520
Effect of acquisitions and divestitures	12	(30)
Dividend paid	(9)	(6)
Balance at end of year	**61**	**783**

33 Shareholders' equity

Share capital

Ordinary shares authorized, issued and outstanding at December 31, 2000 and 2001, total 73,550,000 with a par value of CHF 25 per share and CHF 17 per share, respectively. All issued shares are fully paid. The number of treasury shares outstanding at December 31, 2000 and 2001 total 2,514 and 3,431 respectively. In accordance with the resolution passed at the General Meeting of Shareholders there was a capital reduction of CHF 8 per share in the third quarter of 2001, amounting to CHF 589 million.

In 2000 and 2001, Swisscom acquired 56,160 and 69,804, respectively, of its own shares through purchases on the market. The total amount paid to acquire the shares was CHF 35 million in 2000 and CHF 31 million in 2001 and has been deducted from shareholders' equity. In 2000 and 2001, 55,916 and 68,887 respectively of these shares were issued to employees, Executive Board and Board of Directors for no consideration. The market value of these shares on the date of issuance was CHF 35 million in 2000 and CHF 30 million in 2001 and has been recognized under personnel expenses. In 2001, Swisscom purchased options on the market for its Management Incentive Plan in the amount of CHF 8 million. See Note 8.

34 Dividend per share

At the Annual General Meeting scheduled for April 30, 2002, a dividend in respect of 2001 of CHF 11 per share for those shares outstanding after the proposed share buyback amounting to a total dividend of CHF 728 million is to be proposed. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2002. The dividends declared in respect of 1999 and 2000 were CHF 1,103 million and CHF 809 million, respectively.

35 Financial instruments

Swisscom adopted IAS 39 at January 1, 2001. The impact on shareholders' equity and on various balance sheet captions at January 1, 2001 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 have not been restated.

CHF in millions	Current financial assets	Non-current financial assets	Finance lease obligation	Retained earnings	Fair value and other reserves
Fair value adjustment Infonet	–	119	–	–	119
Derivative financial instruments remeasured at fair value					
Non qualifying derivative financial instruments	120	–	120	–	–
Fair value hedges	(13)	–	(10)	(3)	–
Cash flow hedges	14	–	–	–	14
Income tax effect	–	–	–	–	(32)
Total	**121**	**119**	**110**	**(3)**	**101**

Available-for-sale investments - amounts reported in the income statement

CHF in millions	2000	2001
Gains reclassified from equity	–	2
Impairments	–	(231)
Total	**–**	**(229)**

The impairment loss on available-for-sale investments includes the impairment loss on Swisscom's investment in Infonet Inc. of 219 million. See Note 26.

Hedging reserve

In the year ended December 31, 2000 Swisscom did not recognize the change in fair values of its derivative financial instruments. On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair value. The fair values at that date were recorded in fair value and other reserves within shareholder's equity. See Note 36.

CHF in millions	
Balance at December 31, 2000 as previously reported	–
Adoption of IAS 39, net of taxes	11
Balance at January 1, 2001	**11**
Losses from change in fair value	(11)
Deferred income taxes	2
Balance at December 31, 2001	**2**

There was no transfer to income statement resulting from hedge ineffectiveness in 2001.

Net fair values of derivative financial instruments

CHF in millions	2000	2001
Contracts with positive fair values		
Designated as fair value hedges	–	9
Designated as cash flow hedges	–	7
Non qualifying derivative financial instruments	–	134
Total. See Note 19.	–	**150**
Contracts with negative fair values		
Designated as fair value hedges		16
Designated as cash flow hedges	–	4
Total. See Note 27.	–	20

Included in the derivative financial instruments are primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the finance lease arrangements entered into in 1996 and 1997 and the cross-border lease arrangement entered into in 2000. The maximum length of time hedged is 7 years for the finance lease arrangements entered into in 1996 and 1997 and 27 years for the arrangement entered into in 2000.

Also included are foreign exchange forwards with respect to EUR which are designated to hedge the future transactions in connection with the purchase of mobile equipment (UMTS). The purchasing contracts are in EUR. The forecasted transactions are expected to occur in 2002, 2003 and 2004.

Fair value of financial instruments
The following table presents the carrying amounts and fair values of Swisscom's financial instruments outstanding at December 31, 2000 and 2001. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

CHF in millions	Carrying amount 2000	Fair value 2000	Carrying amount 2001	Fair value 2001
Financial assets				
Cash and cash equivalents	2 265	2 265	3 788	3 788
Current financial assets	117	117	3 316	3 316
Trade accounts receivable	2 603	2 603	2 525	2 525
Other current assets	981	981	493	493
Non-current financial assets*	2 225	2 451	1 895	2 230
Financial liabilities				
Short-term debt	2 685	2 685	1 757	1 757
Trade accounts payable	1 540	1 540	1 237	1 237
Other current liabilities	1 792	1 792	1 783	1 783
Long-term debt*	3 302	3 481	2 413	2 835
Finance lease obligation*	480	480	1 330	1 585
Accrued liabilities and accrued pension cost	2 669	2 669	1 818	1 818
Other long-term liabilities	169	169	333	333

* The difference between carrying value and net fair value relates principally to interest rate movements.

Estimation of fair values

Trade accounts receivable, trade accounts payable, other current assets and other current liabilities
The carrying amounts are a reasonable estimate of the fair value because of the short maturity of such instruments.

Cash and cash equivalents, current financial assets and non-current financial assets
The carrying amounts of cash and loans receivable approximate fair value. The fair value of available-for-sale investments is based on stock exchange quoted bid prices or other market prices. The fair value of financial assets from cross-border tax lease arrangements included in non-current financial assets is estimated using the expected future payments discounted at market interest rates.

Finance lease obligation, accrued liabilities and accrued pension cost and other long-term liabilities
The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates. The carrying value of accrued liabilities and accrued pension cost approximate their fair value.

Debt
The fair value of fixed rate debt is estimated using the expected future payments discounted at market interest rates.

36 Fair value and other reserves

CHF in millions	Hedging reserve	Fair value reserve	Translation reserve	Total
Balance at December 31, 1999	**–**	**–**	**(14)**	**(14)**
Translation adjustments	–	–	(210)	(210)
Fair value adjustment on investments available for sale	–	2	–	2
Balance at December 31, 2000	**–**	**2**	**(224)**	**(222)**
Adoption of IAS 39. See Note 35.	11	90	–	101
Translation adjustments	–	–	(64)	(64)
Transfers to income statement	–	(2)	–	(2)
Revaluation	(11)	(119)	–	(130)
Tax on revaluation	2	30	–	32
Balance at December 31, 2001	**2**	**1**	**(288)**	**(285)**

37 Cash generated from operations

CHF in millions	Note	2000	2001
Net income		**3 156**	**4 964**
Adjustments for			
Discontinuing operations		(69)	–
Minority interest	32	14	238
Equity in net income of affiliated companies	24	(1 749)	(32)
Income tax expense (benefit)	16	640	(15)
Depreciation	23	1 850	1 702
Amortization	25	353	472
Impairment of goodwill	25	–	1 130
Issuance of shares and options to management and employees	7	40	38
Gain/loss on disposal of fixed assets, net	5, 10	99	77
Gain on sale of real estate	11	–	(568)
Gain on sale of other subsidiaries		–	(7)
Gain on partial sale of Swisscom Mobile AG	12	–	(3 837)
Financial expense	13	329	781
Financial income	14	(490)	(426)
		4 173	**4 517**
Changes in operating assets and liabilities, net of effects of acquisitions and disposals of subsidiaries			
Decrease in trade accounts receivable		51	112
(Increase) decrease in inventories		(16)	2
(Increase) decrease in other current assets		(111)	512
Increase (decrease) in trade accounts payable		286	(333)
Increase in other current and accrued liabilities		151	74
Decrease in other long-term liabilities		(38)	(77)
Decrease in accrued pension cost		(391)	(710)
Cash generated from operations		**4 105**	**4 097**

38 Commitments and contingencies

Contractual commitments for future capital expenditures at December 31, 2001, are estimated at CHF 116 million. Of this amount CHF 112 million will be due in 2002.

At December 31, 2000 and 2001, Swisscom has guaranteed certain liabilities of affiliated companies and third parties totalling CHF 562 million and CHF 239 million, respectively. Swisscom is severally liable with two other shareholders to cover future losses of AUCS. See Note 24.

39 Segment reporting

As a result of organizational changes the segments were redefined in 2001. The amounts presented for 2000 have been restated to reflect the new structure.

The "Fixnet Retail and Network" segment covers "Traffic and Access" (access charges, national and international telephone traffic) with respect to residential customers, as well as customer premises equipment and value-added services. The segment also contains payphone services, operator services and cards for retail customers.

"Fixnet – Wholesale and Carrier Services" covers utilization of the Swisscom fixed network by other national and international telecoms providers as well as the Wholesale activities of international subsidiaries in Europe and the USA.

"Enterprise Solutions" covers "Traffic and Access" (access charges, national and international telephone traffic), value-added services, leased lines and communication solutions for business customers.

"Mobile" covers the provision of mobile telephony, data and wholesale network utilization charges.

The "debitel" segment reflects the business activities of the debitel Group.

The segment "Other" covers mainly PBX Services, bluewin AG, Broadcasting, Swisscom Directories AG, conextrade AG, Telecom FL AG and property rentals to third parties.

Revenue on intersegment sales are determined based on internal transfer prices, which are agreed on an annual basis. Costs are allocated among segments based on a variety of factors as determined by management to reflect an appropriate amount of usage. Expenses incurred for services provided by Swisscom's IT division, which is a vertically integrated business, are allocated to the segments based on internal transfer prices. Swisscom IT's profit or loss for the year is recorded under corporate expenses not allocated. Swisscom IT recorded a profit of CHF 62 million in 2000 and a loss of CHF 64 million in 2001.

Segment assets include all operating assets used by a segment and comprise receivables, inventories, other current assets, property, plant and equipment and intangibles. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and comprise accounts payable, accrued pension cost, accrued liabilities and other liabilities. Segment assets do not include deferred income assets.

Although Swisscom's segments are managed on a worldwide basis, they operate in two principal geographical areas of the world. In Switzerland, its home country, Swisscom provides a full range of telecommunication services. In Germany, debitel AG, the largest network-independent mobile service provider in Germany, primarily sells standardized products and services to private customers as well as small- and medium-sized business customers in the mobile communications market.

2000 CHF in millions	Retail and Network	Whole-sale and Carrier services	Enter-prise Solutions	Mobile	debitel	Other	Total
Net revenue from external customers	3 097	1 293	1 834	2 730	3 993	1 113	14 060
Intersegment net revenue	2 068	1 284	104	762	–	142	4 360
Net revenue	**5 165**	**2 577**	**1 938**	**3 492**	**3 993**	**1 255**	**18 420**
Segment expenses	(3 499)	(2 481)	(1 674)	(2 009)	(3 826)	(1 101)	(14 590)
Operating income before depreciation (EBITDA)	**1 666**	**96**	**264**	**1 483**	**167**	**154**	**3 830**
Margin in %	*32.3%*	*3.7%*	*13.6%*	*42.5%*	*4.2%*	*12.3%*	
Depreciation and amortization	(1 114)	(5)	(32)	(312)	(39)	(161)	(1 663)
Operating income before goodwill amortization	**552**	**91**	**232**	**1 171**	**128**	**(7)**	**2 167**
Amortization of goodwill	–	–	–	–	(324)	(1)	(325)
Segment operating income	**552**	**91**	**232**	**1 171**	**(196)**	**(8)**	**1 842**
Corporate expenses not allocated							(11)
Operating income							**1 831**
Segment assets	7 050	428	441	1 841	3 590	611	13 961
Affiliated companies	–	–	–	–	11	501	512
Unallocated assets							7 530
Total assets							**22 003**
Segment liabilities	1 809	332	334	447	892	584	4 398
Unallocated liabilities							8 974
Total liabilities							**13 372**
Capital expenditure	559	75	48	475	59	131	1 347
Depreciation and amortization	1 114	5	32	312	363	162	1 988
Loss on disposal of assets, net	(72)	–	(2)	(33)	–	(10)	(117)

Capital expenditure of CHF 103 million, depreciation and amortization of CHF 215 million and gains on disposal of assets of CHF 18 million were not allocated to the segments.

Equity in net income of affiliated companies of CHF 1,754 million and a loss of CHF 5 million was allocated to other and debitel.

Geographical Segments

CHF in millions	Net revenue	Carrying amount of assets	Additions to property plant and equipment and intangible assets
Switzerland	9 934	17 519	1 364
Germany	3 008	4 057	44
Other international activities	1 118	427	42
Total	**14 060**	**22 003**	**1 450**

Notes to the consolidated financial statements

2001 CHF in millions	Fixnet Retail and Network	Fixnet Wholesale and Carrier services	Enterprise Solutions	Mobile	debitel	Other	Total
Net revenue from external customers	3 126	1 298	1 796	3 127	3 808	1 019	14 174
Intersegment net revenue	2 073	1 636	91	856	–	213	4 869
Net revenue	**5 199**	**2 934**	**1 887**	**3 983**	**3 808**	**1 232**	**19 043**
Segment expenses	(3 508)	(2 782)	(1 640)	(2 107)	(3 621)	(1 090)	(14 748)
Operating income before depreciation (EBITDA)	**1 691**	**152**	**247**	**1 876**	**187**	**142**	**4 295**
Margin in %	*32.5%*	*5.2%*	*13.1%*	*47.1%*	*4.9%*	*11.5%*	
Depreciation, amortization and impairment	(1 044)	(9)	(33)	(291)	(51)	(136)	(1 564)
Operating income before goodwill amortization	**647**	**143**	**214**	**1 585**	**136**	**6**	**2 731**
Amortization of goodwill	–	–	–	–	(1 518)	(2)	(1 520)
Segment operating income	**647**	**143**	**214**	**1 585**	**(1 382)**	**4**	**1 211**
Gain on sale of real estate							568
Gain on partial sale of Swisscom Mobile AG							3 837
Corporate expenses not allocated							(106)
Operating income							**5 510**
Segment assets	6 340	471	421	1 945	2 972	475	12 624
Affiliated companies	–	–	–	1	14	588	603
Unallocated assets							11 122
Total assets							**24 349**
Segment liabilities	1 332	339	365	610	929	599	4 174
Unallocated liabilities							7 323
Total liabilities							**11 497**
Capital expenditure	571	19	28	316	66	89	1 089
Depreciation, amortization and impairment	1 044	9	33	291	1 569	138	3 084
Gain (loss) on disposal of assets, net	(79)	–	(14)	(1)	13	(7)	(88)

Capital expenditure of CHF 145 million, depreciation and amortization of CHF 220 million and gains on disposal of assets of CHF 11 million were not allocated to the segments.

Geographical segments

CHF in millions	Net revenue	Carrying amount of assets	Additions to property plant and equipment and intangible assets
Switzerland	10 181	20 339	1 150
Germany	2 730	2 825	43
Other international activities	1 263	1 185	41
Total	**14 174**	**24 349**	**1 234**

40 Executive Board and Board of Directors

Total compensation paid by Swisscom to the Board of Directors in 2000 and 2001 amounted to CHF 1.6 million and CHF 1.7 million, respectively. Total compensation paid by Swisscom to its Executive Board members in 2000 and 2001 amounted to CHF 9.2 million and CHF 9.0 million, respectively, including CHF 3.6 million and CHF 0.4 million, respectively, relating to contractual commitments for members either entering or leaving the Executive Board. Total compensation includes salary, bonuses, fringe benefits, social security and pension fund contributions, insurance and other contractual commitments. The average number of Executive Board members in 2000 and 2001 was 8 and 10, respectively. 25% of the Board of Directors compensation and of the Executive Boards bonus was paid in stock options (see note 8). Total compensation paid by Swisscom to the CEO in 2000 and 2001 was CHF 1.4 million and CHF 1.8 million, respectively. Total compensation paid by Swisscom to the President of the Board of Directors in 2000 and 2001 was CHF 430 000 and CHF 480 000, respectively.

41 Significant subsidiaries and affiliated companies

Company name	Location, country	Interest in percent	Consolidation method
Switzerland			
Auction Winner AG	Zurich, Switzerland	32.2	equity
Billag AG	Berne, Switzerland	100	full
bluewin AG	Zurich, Switzerland	92	full
Blue Primus AG	Zurich, Switzerland	92	full
cablex	Berne, Switzerland	100	full
conextrade AG	Zurich, Switzerland	100	full
Infonet (Schweiz) AG	Berne, Switzerland	90	full
PubliDirect Holding AG	Zurich, Switzerland	49	equity
SICAP AG	Ostermundigen, Switzerland	100	full
Swisscom Directories AG [2]	Berne, Switzerland	51	full
Swisscom Immobilien AG	Berne, Switzerland	100	full
Swisscom Immobilien Invest AG	Berne, Switzerland	100	full
Swisscom IT Services AG [3]	Berne, Switzerland	71.1	full
Swisscom Mobile AG [4]	Berne, Switzerland	75	full
Vesicom Kabelnetz AG [1]	Frauenfeld, Switzerland	32	equity
WORK_LINK AG	Berne, Switzerland	40	full
Other countries			
AUCS Communications Services v.o.f.	Hoofddorp, Netherlands	33.33	equity
debitel group [5]	Stuttgart, Germany	94.25	full
DANGAARD Telecom Holding A/S	Padborg, Denmark	21.52	equity
debitel Danmark A/S	Albertslund, Denmark	78.25	full
debitel France S.A.	Chaville, France	100	full
debitel Nederland B.V. [6]	Hoofddorp, Netherlands	100	full
debitel Network Services GmbH	Stuttgart, Germany	100	full
debitel Shop B.V.	Amersfoort, Netherlands	100	full
debitel telekomunikacije d.d.	Ljubjlana, Slovenia	52	full
debitel Vertriebs GmbH	Stuttgart, Germany	100	full
DLG-debitel I/S	Copenhagen, Denmark	50	full
DGS (Dansk GSM Service A/S)	Padborg, Denmark	100	full
Swisscom (Belgium) N.V.	Brussels, Belgium	100	full
Swisscom Carrier Services S.p.A.	Milan, Italy	100	full
Swisscom (Deutschland) GmbH	Frankfurt, Germany	100	full
Swisscom Deutschland Holding GmbH	Frankfurt, Germany	100	full
Swisscom (France) SA	Paris, France	100	full
Swisscom Finance Ltd.	St. Helier, Jersey	100	full
Swisscom (Netherlands) B.V.	Amsterdam, Netherlands	100	full
Swisscom North America, Inc.	Washington D.C., USA	100	full
Swisscom Re AG	Vaduz, Principality of Liechtenstein	100	full
Swisscom (UK) Ltd.	London, Great Britain	100	full
Telecom FL AG	Vaduz, Principality of Liecht-enstein	100	full
TelSource N.V. [1] [7]	The Hague, Netherlands	49	equity
UTA Telekom AG	Vienna, Austria	45.5	equity

[1] Joint venture.
[2] Swisscom gained control effectiv October 1, 2000.
[3] Demerger at October 1, 2001 and merger with AGI IT Services at December 31, 2001.
[4] Demerger at January 1, 2001. Partial sale of a 25% share of Swisscom Mobile to Vodafone plc. at March 30, 2001.
[5] Swisscom acquired a further 20% in 2001.
[6] In 2001 increase in shares from 60% to 100%. Acquistion of Talkline Nederland at November 5, 2001 and subsequent merger with debitel Nederland B.V.
[7] Holding the interest in Cesky Telecom.

In 2001 the following fully consolidated investments were sold: All Wireless, Swisscom S.p.A and debitel Belgium S.A.

The affiliated company ESTEL S.A. was sold in 2001.

42 Discontinuing operations

In December 1999, Swisscom entered into an agreement to sell its investment in Sterling Cellular Limited. The agreement closed in January 2000 and Swisscom received CHF 104 million in cash and had to settle liabilities of CHF 27 million in cash. The gain of CHF 69 million, net of income tax of CHF 19 million includes the reversal of provisions that were not necessary. The gain was recorded in January 2000.

43 Post balance sheet events

Share buy-back

In February 2002, Swisscom announced a share buy-back of up to CHF 4.3 billion with a view to acquiring up to 10 percent of the share capital. Shareholders will be allocated one free put option per share. For every 10 put options, shareholders will be entitled to sell one share to Swisscom at a strike price of CHF 580. Alternatively, the options can be sold on the stock exchange during 10 trading days. As a result of the share buy-back, the Annual General Meeting of Swisscom on 30 April 2002 will be asked to cancel the shares repurchased by the company and thus reduce Swisscom's share capital by up to 10 percent.

Capital reduction

In addition to a dividend of CHF 11 per share, the Board of Directors has proposed a capital reduction of CHF 8 per share for those shares outstanding after the proposed share buy-back (see above). This reduction has to be approved by the shareholders. Should this reduction be approved, Swisscom will pay CHF 529 million to its shareholders in the third quarter of 2002.

Report of the Statutory Auditors

To the Shareholders' Meeting
of Swisscom AG
Ittigen (Berne)

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes to the financial statements) of Swisscom AG for the year ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, the financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Peter Wittwer Julie Fitzgerald

Berne, March 12, 2002

CHF in millions	Year ended December 31 2000	2001
Net revenue	9 935	7 805
Capitalized cost	90	120
Gain on disposal of fixed assets	8	10
Total	**10 033**	**7 935**
Goods and services purchased	1 909	2 257
Personnel expenses	2 057	2 339
Other operating expenses	2 158	1 792
Depreciation and amortization	2 094	1 590
Restructuring charges	276	47
Total operating expenses	**8 494**	**8 025**
Operating income	**1 539**	**(90)**
Increase in value of mobile business	–	3 949
Financial expense	(398)	(788)
Financial income	1 968	452
Impairment of investments	–	(2 168)
Income before income taxes	**3 109**	**1 355**
Income tax expense	(400)	(274)
Net income	**2 709**	**1 081**

Swisscom AG
Balance sheet

CHF in millions	Note	At December 31 2000	2001
Assets			
Current assets			
Cash and cash equivalents		1 707	3 143
Securities available for sale		1	509
Trade accounts receivable		2 124	1 472
Inventories		111	107
Other current assets		772	66
Total current assets		**4 715**	**5 297**
Non-current assets			
Property, plant and equipment	4	6 097	3 953
Intangible assets		120	–
Investments	6	5 688	3 936
Other non-current assets		3 388	3 055
Total non-current assets		**15 293**	**10 944**
Total assets		**20 008**	**16 241**
Liabilities and shareholders' equity			
Current liabilities			
Short-term debt		2 527	1 644
Trade accounts payable		790	782
Other current liabilities		2 298	1 245
Total current liabilities		**5 615**	**3 671**
Long-term liabilities			
Long-term debt		2 972	1 397
Finance lease obligation	5	2 072	2 014
Accrued liabilities		537	758
Other long-term liabilities		482	388
Total long-term liabilities		**6 063**	**4 557**
Total liabilities		**11 678**	**8 228**
Shareholders' equity			
Share capital		1 839	1 250
General reserves		2 712	2 712
Retained earnings	2	3 779	4 051
Total shareholders' equity		**8 330**	**8 013**
Total liabilities and shareholders' equity		**20 008**	**16 241**

1 General

The financial statements of Swisscom AG, the parent company, comply with the legal provisions of the Swiss Code of Obligations.

2 Shareholders' equity

Shares authorized, issued and outstanding at December 31, 2000 and 2001, total 73 550 000 with a par value of CHF 25 and CHF 17 respectively per share. All issued shares are fully paid.

The Shareholders' Meeting approved a capital reduction of CHF 8 per share. Swisscom paid CHF 589 Millions to its shareholders in the third quarter of 2001.

In 2000 and 2001, Swisscom acquired 244 and 917 of its own shares for an average of CHF 644 and CHF 439 and recorded these shares under securities available for sale. In addition, Swisscom acquired 55,916 and 68,887 of its own shares through purchases on the market. These were issued to employees for no consideration. See Note 8 to the consolidated financial statements. The total amount paid to acquire the shares was CHF 35 and CHF 30 million and has been recorded under as personnel expenses. At December 31, 2000 and 2001, Swisscom had 2514 and 3431 treasury shares outstanding.

3 Contingent liabilities

Total guarantees and pledged securities in favor of third parties at December 31, 2000, and 2001, amounted to CHF 562 million and CHF 40 million, respectively. Swisscom is severally liable with two other shareholders to cover future losses of an associated company.

4 Fire insurance values of property, plant and equipment

The fire insurance values of property, plant and equipment are generally based on replacement or fair values of such assets.

5 Leases

Assets acquired under leasing agreements which effectively transfer substantially all the risks and rewards incidental to ownership from the lessor to the lessee are classified as finance leases. In 1999 and 2000 Swisscom entered four cross-border tax leases and recorded financial assets of CHF 1,260 million and financial liabilities of CHF 1,565 million. These financial assets are recoverable over the life of the leases, of 12 to 28 years and cannot be pledged.

The finance lease obligation which has not been recorded in the balance sheet at December 31, 2000 and 2001 are CHF 0 million and CHF 737 million, respectively.

6 Investments

Under the terms of the purchase agreement concluded with debitel in 1999, two shareholders were granted an option to put 20% of debitel's outstanding shares to Swisscom. In January 2001 one of the shareholders exercised their option on 10% of the shares for CHF 468 million. In July 2001, the other shareholder exercised their option on 10% of the shares for CHF 460 million.

In November 2000, Swisscom entered into an agreement with Vodafone plc for the sale of 25% of the equity of the Swisscom Mobile business for CHF 4,500 million. Effective January 1, 2001, Swisscom transferred the net assets of its mobile business to Swisscom Mobile AG. Upon this transaction, Swisscom realised an increase in value of mobile business of CHF 3,949 million.

In 2001 the capital markets significantly revalued the telecommunications sector downwards. As a result Swisscom reviewed the carrying value of its investments and recorded an impairment charge of CHF 2,168 million, of which CHF 1,738 million relates to debitel and CHF 219 million to Infonet Inc.

7 Significant shareholders and transfer restrictions for registered shares

On December 31, 2001, the Swiss Confederation (the "Confederation") as majority shareholder, held 65.5 percent of the shares of Swisscom AG. The Telecommunications Enterprise Act of 1997 ('Telekommunikationsunternehmungsgesetz', the TUG) provides that the Confederation must hold a majority of the capital and voting rights of Swisscom.

According to the Articles of Incorporation, the Board of Directors may refuse the approval of an acquirer of shares as a shareholder or usufructuary with voting rights, if the holding of this shareholder, together with his shares already registered with voting rights in the Share Register, exceeds the limit of five percent of all registered shares recorded in the Commercial Register. As to the excess shares, the acquirer will be registered in the Share Register as a shareholder or usufructuary without voting rights. On December 31, 2001, five percent of the share capital was equivalent to 3,677,500 registered shares.

8 Capital reduction

In addition to a dividend of CHF 11 per share, the Board of Directors has proposed a capital reduction of CHF 8 per share. This reduction has to be approved by the shareholders. Should this reduction be approved, Swisscom will pay CHF 529 million (after completion of share buy back) to its shareholders in the third quarter of 2002.

Proposal of the Board of Directors

The Board of Directors proposes to the Shareholders' Meeting the following appropriations of retained earnings of CHF 4,051 million for the year ended December 31, 2001:

CHF in millions	2001
Dividend of 65% on 66 195 000 registered shares *	728
Balance to be carried forward	3 323
Total retained earnings	**4 051**

* after completion of share buy back; excluding treasury stock

If the Shareholders' Meeting approves this proposal, the dividend will be paid to the shareholders on May 6, 2002:

Per registered share	CHF
Dividend, gross	11.00
less 35% withholding tax	3.85
Dividend payment, net	**7.15**

Swisscom Group
Five year review

CHF in millions except where indicated		1997	1998	1999	2000	2001
Net revenue		9 842	10 388	11 052	14 060	14 174
Operating income before exceptional items and depreciation (EBITDA) [1]		3 779	4 513	4 192	4 034	4 409
in % of net revenue	%	38.4	43.4	37.9	28.7	31.1
Operating income before exceptional items [1]		2 040	2 892	2 488	1 831	2 235
Exceptional items [1]		1 726	–	–	–	3 275
Operating income		3 766	2 892	2 488	1 831	5 510
Net income (loss) from continuing operations		(304)	2 065	2 208	3 087	4 964
Net income (loss)		(415)	1 546	2 391	3 156	4 964
Net income margin	%	n/a	14.9	21.6	22.4	35.0
Shareholders' equity		1 230	5 347	6 685	8 570	12 069
Equity ratio [2]	%	7.9	31.6	32.0	38.9	49.6
Number of full-time equivalent employees at end of period	FTE	22 170	21 946	21 777	20 604	21 328
Average number of full-time equivalent employees	FTE	22 145	22 069	20 393	20 989	20 988
Revenue per employee	CHF in thousands	444	471	542	670	675
EBITDA per employee	CHF in thousands	171	204	206	192	210
Net cash provided by operating activities		1 335	3 574	3 366	3 821	3 389
Capital expenditures		2 374	1 305	1 468	1 450	1 234
Net debt (net funds) [3]		7 510	4 239	5 905	2 891	(2 899)
Key figures per share						
Average number of shares outstanding (at CHF 25 for 1998 to 2000 and CHF 17 for 2001 each, respectively)	in mio.	66	67.888	73.550	73.550	73.550
Price per share (high/low since October 5, 1998)	CHF	n/a	588.00/ 376.50	656.00/ 445.00	754.00/ 361.00	492.50/ 358.50
Net income (loss) from continuing operations	CHF	(4.61)	30.42	30.02	41.97	67.50
Net income (loss)	CHF	(6.29)	22.77	32.51	42.91	67.50
Shareholders' equity	CHF	18.64	72.70	90.89	116.52	164.09
Gross dividend	CHF	n/a	11.00	15.00	11.00	11.00*
Capital reduction	CHF	–	–	–	8.00	8.00*
Pay-out ratio [4]	%	n/a	52.3	46.13	44.21	25.34*
Market capitalization at end of period		n/a	42 291	47 366	31 001	33 833

* according to the proposal of the Board of Directors to the Shareholders' Meeting

[1] Exeptional items in 2001 include impairment of goodwill (CHF 1130 million), gain on sale of real estate (CHF 568 million) and gain on partial sale of Mobile (CHF 3837 million). Exceptional item in 1997 comprises primarly restructuring charges for personnel reduction measures.

[2] Represents shareholders' equity as a percentage of total assets.

[3] Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets, financial assets from cross-border tax lease.

[4] Represents gross dividend and capital reduction after announced share buy back as a percentage of net income per share.

The financial review is published in German and English. The German version is binding.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites.

Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication.

Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact
Swisscom AG
Head Office
Group Communications
Postfach
CH-3050 Berne
T +41 31 342 36 78
F +41 31 342 27 79
E swisscom@swisscom.com

Investor Relations
Swisscom AG
Head Office
Investor Relations
CH-3050 Berne
T +41 31 342 25 38
F +41 31 342 64 11
E investor.relations@swisscom.com

swisscom

Strategy & Highlights

Jens Alder

swisscom

Swisscom 2001 – a cash machine

Key financials

(in CHF mm)	2001	% change
Net revenue	14,174	0.8%
EBITDA	4,409	9.3%
EBITDA margin	31.1%	8.4%
EBIT[1]	2,235	22.1%
Net Income	4,964	57.3%
CAPEX	1,234	(14.9%)
Net funds	2,899	
Improvement net funds (year on year)	5,790	

[1] Before exceptional items

Key achievements

- Clear leadership position in core markets and key products
- Successful internal reorganisation
- Clarified strategic positioning
  - Cleaned portfolio of non-core investments
  - Strategic partnership with Vodafone
  - Continued careful review of strategic opportunities
- Strong and sustainable financial performance
- Exceptional cash generation
- Outstanding share price performance

swisscom

Balancing growth and value

A company committed to strong fundamentals and financial discipline

Innovative multi-service focused company

(a) **Superior performance** in core domestic and mobile service provider businesses

- Market leadership

(b) Underline domestic focus by clear, bold moves into **adjacent** and **complementary** businesses

- Broadband push
- IT services

\+

Disciplined investor in growth options with both offensive and defensive character

(c) Limited investments in **international opportunities** with a balanced risk/reward profile

(d) Build a number of **options** in various phases of development as a hedge

- Data, hosting, IT
- Mobile service business

swisscom

Continue to focus on superior cash flow generation in 2002

- Further strengthen leadership position in fixed-line business
  - Expand existing position
  - Expand customer base
  - Continued focus of Enterprise Solutions as a customer centric organisation
  - Potentially large growth from broadband/ADSL
- Growth from mobile business
  - Drive growth through continued acquisition and retention of high quality customers
  - Stimulate data usage through GPRS
  - Drive profitability at debitel through cost containment and business model extension
- Continue to assess strategic opportunities in data and mobile value-added services while maintaining
  - Strategic expansion as a focused lever for growth
  - Careful, risk-conscious, earnings-driven investment policy
  - Solid balance sheet

swisscom

Share buy-back 2002 – a logical consequence

Rationale

- Consistent with excess cash position and review of strategic alternatives
- Improve capital structure
- Retain sufficient flexibility to continue strategic review process

Impact on Swisscom

- Option trading (22nd February-7th March 2002) and exercising succeeded: Swisscom bought 9.99% (7.349 mm shares) back for CHF 4.26 bn
- Government participated over-proportionally
  - Government stake now at 62.7%
  - Free float increased to 37.3% (+2.8%points)
- Innovative structure and high strike price lead to a prompt and smooth execution
- Ongoing ability for additional share buy-back or strategic investments

Share buy-back was a success, further differentiating Swisscom from its peers, enhancing EPS by around 8%

swisscom

Outlook 2002 – striving for CHF 4.4 bn EBITDA

Indicator	Revenues issues/remarks		EBITDA issues/remarks		Main challenges
Fixnet	0	■ Tariffs ■ LD/local effect	0	■ Cost control	■ Slowdown growth internet traffic ■ Unbundling ■ USO
Mobile	+	■ GPRS	+	■ SAC ■ % margin will come down slightly	■ NISV ■ Late arrival UMTS + handsets ■ Potential entrance of MVNOs
debitel	+	■ Market-pricing ■ Talkline NL	0	■ Retention cost	■ Distribution network
Other	–	■ Leased lines ■ Systems/hardware	–		■ Continued erosion hardware sales
Total/general	+	■ Low single digit %	0	■ Similar to 2001	■ Price pressure ■ Competition ■ Quality of infrastructure ■ Quality of services

[1] Compared to 2001

swisscom

Swisscom 2002 – stream-lined organisation



CEO
Strategy and Group Steering
Group Management Services
Group Information Systems
Group Finance and Controlling
Group Human Resources
Group Communications
Organisation
Fixnet
Mobile
debitel
Enterprise Solutions
IT services¹
Systems¹
Other¹
Segment reporting
Fixnet
Mobile
debitel
ES
Other¹
Retail and Network
Wholesale
bluewin²
Directories
Swisscom Mobile
Germany
Holland
France
Denmark
Slovenia
Enterprise Solutions
Infonet AG
IT services
Systems
Broadcast
SIMAG
Billag
Conextrade
Other

[1] IT services and systems segment reporting in "other"
[2] bluewin in 2001 reported under "other"

swisscom fixnet

Jens Alder

Fixnet 2001 – stable development

Key financials – Fixnet Retail

(in CHF mm)	2001	% change
Net revenue[1]	5,199	0.7%
EBITDA	1,691	1.5%
EBITDA margin	32.5%	0.6%
EBIT	647	17.2%
CAPEX	571	2.1%

Key financials – Fixnet Wholesale

(in CHF mm)	2001	% change
Net revenue[1]	2,934	13.9%
EBITDA	152	58.3%
EBITDA margin	5.2%	40.5%
EBIT	143	57.1%
CAPEX	19	(74.7%)

Key achievements

- Clear leadership position in domestic fixed-line business
- Contained market share erosion to about 72% voice market share without substantially cutting prices, whilst increasing volumes
- Reintegrated bluewin into fixed operations to prepare for broadband
- Developed complementary skills in networking, IT, marketing and content management
- 47% internet access market share

[1] Including intersegment revenue

swisscom

Efficient mass market operations in 2002


Secure the Fixnet business

Consolidate Fixnet's business position and customer base for long-term success


Cost leadership
in the mass business

Improve the cost position of Fixnet's core products and services


Growth in broadband/ADSL

Seize the full broadband growth opportunity (access and services)

swisscom

Fixnet business model – three integrated businesses



Fixnet integration
Fixnet Wholesale Services
Network Operations NO
Service Development SD
Wholesale WS
swisscom fixnet wholesale
swisscom fixnet
Retail Business
bluewin
ISP Business
Customer Care
Retail customers

swisscom

Fixnet stabilised market share at a high level ...

2001 overall market share: 72%

	Market share 2000		Market share 2001
Local Growing competitive offers, Swisscom's cautious pricing and special offers such as ISDN Surfbonus secures market share	83%	→	82%
Domestic long-distance Decreasing competition, customer loyalty through attractive "Evening Call" and "Weekend Call" offers	69%	→	68%
Fixed-to-mobile Market growth relented but market share stabilised at a high level	65%	→	65%
International Tariff rebalancing and customer loyalty programs led to first time increase in market share	55%	→	57%

Fixnets market share[1] development compares favourably to other European incumbents



BT
FT
Swisscom
100%
90%
80%
70%
60%
50%
40%
8.% pt.
24% pt.
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999
2000
2001

Relatively stable market shares expected during 2002

[1] Market share includes Enterprise Solutions traffic

... while prices declined less than expected



Key trends in tariffs

Local & Domestic long-distance

Local and domestic long-distance will converge in 2002 into a unified tariff with revenue neutral effect

Fixed-to-mobile

Slight decrease in retail prices: these tend to follow decreasing interconnection prices

International

Growing traffic due to low international rates (also compared to most other incumbents) and declining prices result in a stable revenue stream

Local and domestic long-distance



Local
Domestic long-distance
Tariffs (Rp/min)
16
12
8
4
0
15.7
10.3
8.5
5.9
5.2
5.2
1999
2000
2001
2002

Fixed-to-mobile and international



Fixed-to-mobile
International
Tariffs (Rp/min)
70
60
50
40
30
20
10
0
66.2
50.7
50.1
56.0
27.8
24.3
1999
2000
2001
2002

Relatively stable prices expected during 2002

swisscom

Positive trends in the Wholesale national market

- Declining prices for interconnection are more than offset by volume growth
- The data business is continuing on a growth path
- Growing demand for broadband services, capacity, housing, hosting and applications



Interconnection volumes
Billion minutes
13.2
17.1
2000
CHF 557 mm revenue
2001
CHF 684 mm revenue
Number of data lines sold – Wholesale
Number of leased lines sold
2,244
3,277
4,133
1999
2000
2001

swisscom

Continued market success in 2001 for bluewin

Access highlights



Market share
(in %)
33%
41%
47%
1999
2000
2001
Active subscribers
(in 000)
307
550
715
1999
2000
2001

bluewin highlights

- Net revenue[1]: CHF 152 mm (+22.5%)
- EBITDA: CHF (20) mm (CHF (34) mm in 2000)
- FTE's: 330 (+6.2%)

Portal highlights

- Pageviews 2001: 966 mm (+46%)
- Reach 2001: over 54%
- Strongest ISP brand in Switzerland
- Direction: relentlessly increase attractiveness of bluewin portal

ASP highlights

- Hosting customers 2001: 12,800 (+29%)
- Leading Swiss hosting provider
- Direction: extend product offering to increase market coverage

[1] Including intersegment revenue

Broadband –
positioning to compete with cable


Fixnet is well positioned


Swisscom ADSL broadband connections



- Broadband acceleration cements our market position
- Market stimulation through wholesale offering



- ADSL push continued in 2002, level of 3000 orders per week achieved in January 02



- ULL decision of Swiss Federal Supreme Court supports Swisscom position. However, final decision of Federal Government/Parliament still outstanding


ADSL connections (in 000)
180
160
140
120
100
80
60
40
20
0
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02

ADSL – 2002 focus for Fixnet Wholesale and bluewin

Wholesale **Retail**


Swisscom Wholesale


Third Parties
Swisscom Retail (bluewin)



Customers

Characteristics of broadband

- Broadband business will be a volume game with "winner-takes-all"situation
- Time frame for take-up is still unknown with no killer applications at the moment



Strategic implications

- Access: Swisscom will push broadband Internet access through bluewin
- Services: development of attractive services to facilitate the start of the broadband virtuous circle
- Swisscom believes that access is a substitution business while services provide new opportunities

swisscom
enterprise solutions

Jens Alder

swisscom

Enterprise Solutions 2001 – successfully resisting competitive pressure

Key financials

(in CHF mm)	2001	% change
Net revenue[1]	1,887	(2.6%)
EBITDA	247	(6.4%)
EBITDA margin	13.1%	(3.7%)
EBIT	214	(7.8%)
CAPEX	28	(41.7%)

Key achievements

- Leading provider of integrated telecom/IT solutions to large customers
- Start of transformation from product offering focus to a customer focused, fully integrated solutions provider
- Stabilised market share despite competitive pricing pressure
- Increased customer satisfaction
- Rise in the number of new services introduced to the market

[1] Including intersegment revenue

swisscom

Refocusing on scalable, efficient solution delivery in 2002



2002 opportunities
Key challenges
Development of standardised business solutions for SMEs
Address upper segments with individual and lower segments with standard solution offering
Increase efficiency
Optimise current business and the cost position of core products and services and further increase customer satisfaction
Growth of IP based services
Enhance long-term relationship with our largest customers

Strong and diverse solution portfolio

Characteristics

- **Scope:**
  Service & solution provider
- **Customers:**
  50,000 business customers whose headquarters are located in Switzerland
- **Portfolio:**
  Voice, Data, Process solutions

Products and services

- **MNS: Managed Network Services**
  - Leased lines
  - Managed leased line services
  - Private networks (ATM, FR, CiS)
  - Public data networks (X.25, Telex)
- **CCS: Corporate Communication Solutions**
  - LAN services
  - Intranet services
  - Business Internet
  - In-house communication
- **Corporate Telephony**
  - Access
  - Traffic
  - Value-added services
- **Other**
  - Supplier & partner management
  - Special network services

swisscom

Scalability to address latent demand



Proportion of revenues by all customers (%)
100%
80%
0%
Optimisation of communication and business processes with IT/Telco solutions
Standardised solutions in Telecom and IT
Providing the base for building own IT/Telco solutions
Covering basic needs
Largest customers (Gold, First: ca. 200)
200
Large customers (Business: ca. 2,000)
2,200
Large SMEs (Economy: ca.48,000)
50,000
Number of customers

2,200 largest accounts generate 80% of revenues, significant new potential in lower segments with solution offering

swisscom

swisscom mobile

Carsten Schloter

Restatement of customer numbers

- Swisscom Mobile newly reports customer numbers after cleaning of so-called sleeping customers. Swisscom removes all pre-paid customers with 12 months of inactivity. This leads to a one-time cleaning of 353,000 sleeping customers
- Of these 353,000 customers, 146,000 were "cleaned up" during the year 2001, and 207,000 at year-end 2001
- This has an effect on the reported customer numbers, and retro-actively leads to a decrease of the reported pre-paid customers of:
  - 1999: (82,000) → cumulative: (82,000)
  - 2000: (125,000) → cumulative: (207,000)
  - 2001: (146,000) → cumulative: (353,000) leading to the newly reported number of customers at year-end 2001 of 1,221,000 pre-paid customers
- As a result, the pre-paid customer numbers in this presentation have been restated for 1999, 2000 and 2001 by these changes to reflect the number of active customers by year-end
- This registration policy also effects key figures such as ARPUs, which have also been restated throughout this presentation to reflect only active customers
- Going forward, this cleaning policy (> 12 months) will be continued

Swisscom Mobile 2001 – outstanding performance

swisscom

Key financials

(in CHF mm)	2001	% change
Subscribers (mm)	3.4	13.9%
ARPU (CHF/month)	90	(5.1%)
Net revenue[1]	3,983	14.1%
EBITDA	1,876	26.5%
EBITDA margin	47.1%	10.8%
EBIT	1,585	35.4%
CAPEX	316	(33.5%)

[1] Including intersegment revenue
[2] CHF 83 pre-cleaning of sleeping customers

Key achievements

- Revenue grows by 14% as Swisscom Mobile market share remains on a high 2/3 of the Swiss market
- Swisscom Mobile's high quality subscriber base with a 64% post-paid share has an ARPU[2] of CHF 90 per month
- Reduced total Subscriber Acquisition Costs (SACs) due to phase out of pre-paid subsidies and lower growth
- Successful co-operation with Vodafone Group

Increased focus on customer satisfaction to support profitability

swisscom

Trends

- Slower growth of subscriber base expected due to high market penetration of 70%[1] at year-end 2001
- Swisscom market share expected to remain stable
- No shift to pre-paid expected
- No major price decreases but (continued) fierce competition in subscriber acquisition costs
- Churn levels remain low

[1] Based on restated customer number

Strategic Initiatives for 2002/03

- Careful roll-out of UMTS network to fulfil licence requirements
- Introduction of enhanced messaging services such as UMS, EMS and MMS
- Build-up of enabling platform layer for third parties
- Establishing mobile data solutions for corporate customers ("mobile office") and third party business for content and solution providers
- Public Wireless LAN solutions
- Champion in customer orientation

swisscom

Swisscom Mobile subscriber base increased by 14%



Subscriber development
(in 000)
Post-paid
Pre-paid
2,200
808
1,392
2,961
1,022
1,939
3,373
1,221
2,152
1999
2000
2001
Market share development[1]
(in %)
Swisscom Mobile
Orange
Sunrise
15.7%
10.1%
74.2%
15.1%
17.7%
67.2%
15.2%
18.1%
66.7%
1999
2000
2001
Constant market share with a high quality 64% post-paid customers

[1] Reseller Tele 2 in Swisscom Mobile included 1999 0.0%, 2000 0.5%, 2001 0.7%

Market shift from gross adds to retention

swisscom



Gross adds
(in 000)
Post-paid
Pre-paid
1,092
1,415
1,019
407
396
422
685
1,019
597
1999
2000
2001
Subscribed retention offers
(in 000)
Post-paid
50
350
1999
2000
2001


swisscom
Successful churn management
Churn development
(in %)
Post-paid
Pre-paid
24%
21%
30%
18%
22%
18%
1999
2000
2001
Post-paid churn analysis
(in %)
Stay with
Swisscom Mobile
Left market
21.0%
Soft churn
20.8%
Hard churn
22.2%
Downgrades
to pre-paid
18.1%
Non payments 17.9%
Move to
competition

swisscom

Only moderate decline of strong ARPU


ARPU development
(in CHF per month)
Total
Post-paid
Pre-paid
106
150
27
95
132
26
90
126
24
1999
2000
2001
ARPU data development
(in CHF per month)
4.0
5.7
6.8
7.5
1HY 2000
2HY 2000
1HY 2001
2HY 2001

swisscom

Strong customer satisfaction level



Customer satisfaction
Swiscom Mobile
Orange
Sunrise
Basic services
8.2
7.4
7.0
Products & services
7.9
7.4
7.1
Innovation
7.0
6.9
6.6
Information
6.8
6.6
6.4
Price
6.2
7.1
7.3
Willingness to stay
7.3
6.8
6.8
Ahead of competition in most respects, justifying a price premium

Source: DemoSCOPE, November 2001

swisscom

Successful partnership with Vodafone

Delivered to date

- Economies of scale in procurement of infrastructure and handsets
- Faster delivery of hardware
- European roaming tariff
- Virtual home environment
- International benchmarking program
- Detailed mutual information provisioning

On-going

- Co-operation in development of enabling and service delivery platforms for UMS, M-Payment, MMS, location information and Mobile Office
- Know-how exchange programs for network design and roll-out, product marketing and service design
- Leadership training program

Partnership enhances performance

swisscom


debitel®
KOMMUNIKATION IST ALLES

Mike Shipton

debitel –
Europe's leading mobile service provider

Germany

- Mobile telephony
  - Credit
  - Pre-paid
- Fixed-line telephony
- Mobile services

- Implementation of cross-functional organisation (customer, product)

International



Denmark



France



Netherlands



Slovenia

- Implementation of appropriate business models in line with specific regulatory framework

Subsidiaries/ Investments


paybox
Payment & transactions

Mobile portal 
Jamba!


MIDRAY
Technologies

DANGAARD
Logistics & services

- In line with debitel's strategic direction:
  - Increase higher margin businesses (MVAS)
  - Extend value chain

debitel 2001 – strong margin improvement

Key financials

(in € mm)	2001	% change
Subscribers (mm)	10	16.2%
Net revenue[1]	2,537	(2.7%)
EBITDA[1]	124	13.8%
EBITDA margin[1]	4.9%	16.9%
EBIT[1]	90	8.4%
	Pre-paid	Post-paid
ARPU Germany (€/month)[2]	6.20	41.70

Key achievements

- Strong financial performance
  - Positive contribution of all debitel companies
  - Efficient cost management in Germany
  - Effects of market saturation (lower hardware and commission revenues) partially offset by increase in billing revenues



15.6%
12.3%
Hardware
Commission
Billing
2000
2001

- Largest European Service Provider with 10 mm subscribers
- Takeover of Talkline NL

Subscriber and EBITDA growth achieved despite difficult market conditions

[1] Under IAS accounting standards
[2] Under debitel accounting standards

swisscom



debitel – first class customer service



debitel subscribers



(in 000)
12,000
10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
debitel group
debitel Germany
debitel International

Key success factors

- Full service portfolio of telecommunication services
- Network independent
- Distribution channels
  - About 6,000 active points of sale in Germany and 7,000 all over Europe
  - Increasing number of direct outlets
- Access to networks
  - ESP co-operation agreements and network access
- Customer satisfaction
  - First class customer service quality
- Innovative products and services including content billing

swisscom

Achieved profitable growth in international in 2001


Netherlands

- debitel acquired the outstanding 40% shares in debitel NL from SAIT Radio Holland and now controls 100% of the company
- debitel acquired 100% of the shares of Talkline NL


France

- debitel acquired a 50% stake in the Télécom Option retail chain (20 stores)
- debitel acquired retail channel "Videlec"(80 stores)
- Foundation of a 65%/35% joint venture between debitel France and Dangaard France


Belgium

- Sale of debitel's 48% stake in debitel Belgium to Mobistar


Denmark
Slovenia

- Successful integration of DLG

- Achieved number 2 position in post-paid

swisscom

Continued focus on profit margins in 2002

Market challenges	debitel solutions
Slowing market growth of the mobile telephony segment – Technical churn (inactivation of sleeping pre-paid customers) – Increasing market saturation	■ Strong market access and distribution power ■ Strong focus on customer care and customer retention
UMTS-prospects – High financial burden for network operators – Delayed availability of handsets and infrastructure	■ Attractive broad range of mobile services already prior to UMTS introduction
Increasing competition due to 6 UMTS networks in Germany	■ Access through ESP cooperation agreements with most of the UMTS networks (D1, D2, E-Plus, Quam) ■ Cost efficiency in operations

swisscom

Financials 2001

Ueli Dietiker

swisscom

Key figures and financial highlights

Key figures

(in CHF mm)	2001	% change
Net revenue	14,174	0.8%
EBITDA	4,409	9.3%
EBITDA margin	31.1%	8.4%
EBIT[1]	2,235	22.1%
EBIT margin	15.8%	21.5%
Net income	4,964	57.3%
Net funds	2,899	n.m.
Improvement net funds (year on year)	5,790	n.m.

[1] EBIT before exceptional items

Financial highlights

- Stable revenue increase - mainly driven by 14.5% mobile expansion
- Solid growth of EBITDA (+9.3%)
- Exceptional sales succeeded:
  - Gain on sale of real estate (CHF 568 mm)
  - Gain on partial sale of Swisscom Mobile (CHF 3,837 mm)
- Impairment of debitel goodwill (CHF 1,130 mm)
- Record net income of CHF 5 bn (+57.3%)
- Very strong balance sheet and solid ratios; also after the successful share buy-back
- Strong sustainable cash generation

swisscom

Outstanding financial performance


Superior returns
ROE (%)
44.70
47.20
57.90
Industry average
1999
2000
2001
Superior balance sheet
NET debt to EBITDA (x)
Industry average[1]
1.52
0.72
(0.66)
1999
2000
2001

[1] Source: JPMorgan, UBS Warburg, Cazenove, ABN, ING, Goldman Sachs, Nomura, SSSB

swisscom

Consolidated revenue analysis



(in CHF mm)
Total 14,060
Total 14,174
12,500
10,000
7,500
5,000
2,500
0,000
1,113
1,834
2,730
(8.4%)
(4.6%)
(2.1%)
14.5%
0.4%
0.9%
1,019
3,808
1,796
3,127
1,298
20 0 0
20 0 1
Other 2001
Systems 477 (20.9%)
Broadcasting 180 (10.9%)
Directories 79 n.a.
bluewin 61 22.0%
Billag 47 11.9%
Other 175 (7.9%)
Fixnet R&NW[1]
Fixnet WS&CS[1]
Mobile
ES
debitel
Other

Stable revenue development thanks to the Swiss mobile business

[1] Fixnet R&NW = Fixnet Retail and Network, Fixnet WS&CS = Fixnet Wholesale and Carrier Services

swisscom

Volume and price effects 2001

- Traffic volumes
- Price per minute
- Revenue impact



Fixnet[1]
Mobile
ES
debitel
+
+
0/–
0
–
0
0/–
–
0
+
0/–
–

Lower average tariffs compensated by volume increases

[1] Fixnet represents here the segment Fixnet Retail and Network and the segment Fixnet Wholesale and Carrier Services

Consolidated cost analysis


(in CHF mm)
12,354
12,152
2,512
4,386
2,236
2,461
4,426
2,289
2,174
2000
2001
Personnel expenses (incl. restructuring costs[1])
Goods and services purchased
Other operating expenses (excl. SACs [2])
SACs [2]
Depreciation and amortization

Total cost contained through lower staff expenses and lower SACs

[1] Restructuring costs of CHF 122 mm in 2000 and of CHF 92 mm in 2001
[2] SACs = Subscriber Acquisition Costs (commissions and handset subsidies)

swisscom

Group EBITDA development



(in CHF mm)
4,000
3,500
0
EBITDA 2000
4,034
Fixnet
R&NW¹
25
Retail
WS&CS¹
56
Mobile
393
ES
(17)
debitel
20
Other
(12)
Corporate²
(90)
EBITDA 2001
4,409

	Fixnet R&NW [1]	Fixnet WS&CS [1]	Mobile	ES	debitel	Other	Corporate [2]	Total EBITDA
2000	1,666	96	1,483	264	167	154	204	4,034
2001	1,691	152	1,876	247	187	142	114	4,409
%	+ 1.5%	+ 58.3%	+ 26.5%	- 6.4%	+ 12.0%	- 7.8%	- 44.1%	+ 9.3%

Decreased competitive pressure and ongoing cost management led to an EBITDA improvement of 9%

[1] Fixnet R&NW = Fixnet Retail and Network, Fixnet WS&CS = Fixnet Wholesale and Carrier Services
[2] Corporate represents not allocated corporate EBITDA

swisscom

Net income

(in CHF mm)	2000	2001
EBIT excluding exceptional items	1,831	2,235
Exceptional items[1]		3,275
EBIT including exceptional items	1,831	5,510
Net financial result	161	(355)
Income before income taxes, equity in net of affiliated companies and minority interest	1,992	5,155
Income tax (expense) benefit	(640)	15
Equity in net income of affiliated companies	1,749	32
Minority interest	(14)	(238)
Discontinuing operations	69	
Net income	3,156	4,964

Increase of net income substantially driven by extraordinary effects

[1] Exceptional items in 2001 (impairment of goodwill CHF 1,130 mm, gain on sale of real estate CHF 568 mm and the gain on partial sale of Swisscom Mobile CHF 3,837 mm)

swisscom

Impairment of debitel goodwill

(in CHF mm)	Total investment	Goodwill
1999 acquisition 74.9% (€32/share)	3,394	3,360
2001 acquisition 20.0% (€34/share)	928	906
Total 94.2%	4,322	4,266
Amortisation of goodwill 1.10.99-31.12.01		(796)
Impairment of goodwill 31.12.01		(1,130)
Translation adjustments 1.10.99-31.12.01		(256)
Carrying amount 31.12.01		2,084
Future amortisation p.a.		269

This impairment charge reduces tax expenses in 2001 and improves future bottom-line by around CHF 150 mm p.a.

[1] EBIT before exceptional items in 2001 (impairment of goodwill CHF 1,130 mm, gain on sale of real estate CHF 568 mm and the gain on partial sale of Swisscom Mobile CHF 3,837 mm)

swisscom

Exceptional sales

Sale of two real estate portfolios

- Sale of 30 commercial and office properties for CHF 1.3 bn
- Sale of 166 commercial and office properties for CHF 1.3 bn
- Simultaneous agreements to lease back part of the sold property at approx. CHF 130 mm p.a.

 net gain of CHF 568 mm

Partial sale of Swisscom Mobile

- Sale of 25% of the equity of Swisscom Mobile for CHF 4.5 bn
- First instalment of CHF 2.2 bn paid in Vodafone shares
- Second tranche of CHF 2.3 bn fully paid in cash

 net gain of CHF 3,837 mm

Exceptionals caused an earning increase of CHF 4.4 bn and additionally a cash inflow of CHF 6.8 bn

swisscom

Financial income and expense drivers

Financial income drivers 2001

- Interest increase of CHF 193 mm compared to 2000 (CHF 336 mm)[1]
- Gain on transaction with AGI (CHF 72 mm)

Financial expense drivers 2001

- Impairment charge on entire UTA loan (CHF 199 mm)
- Impairment charge on Infonet (CHF 219 mm)

The financial year 2000 included three extra effects

- Gain on sale of bluewin shares (CHF 80 mm)
- Sale of Infonet shares (CHF 32 mm)
- Gain on cross-border tax lease transactions (CHF 214 mm)

Interest increase in 2001 cannot compensate one offs

[1] The interest income 2001 of CHF 336 mm includes interest on the Swisscom Mobile / Vodafone transaction of CHF 50 mm

swisscom

Adjusted net income 2001[1]

(in CHF mm)	2001
Net income	4,964
Impairment of debitel goodwill	1,130
Gain on sale of real estate portfolios	(568)
Gain on partial sale of Swisscom Mobile	(3,837)
Tax effect on exceptional items (net)	(515)
Adjusted net income 2001[1]	1,174
Adjusted EPS 2001 (in CHF)[2]	15.96

[1] Adjusted only for substantial exceptional items
[2] Number of shares: 73.55 mm

swisscom

Net cash/(debt) development



(in CHF mm)
(2,891)
Net debt
end 2000
Operating
Free CF[1]
(excl. taxes)
2,920
(678)
Tax
payments
Partial sale of
Swisscom Mobile
4,282
Sale of
real estate
2,484
(928)
Increase
of debitel
stake
(1,398)
Dividends
and par value
reduction
(892)
Other[2]
Net cash
end 2001
2,899
Strong net cash position achieved!

[1] Net cash provided by operating activities (excluding taxes) less CAPEX
[2] Other: finance lease obligation real estate of CHF (746) mm and other items of CHF (146) mm

swisscom

Group capital structure

(In CHF mm)	2000	2001
Short term debt	2,685	1,757
Long term debt	3,302	2,413
Interest bearing debt	5,987	4,170
Long term net finance lease obligation	480	1,330
Less: financial assets from lease-and-leaseback transactions	(1,194)	(1,295)
Less: cash, cash equivalents and securities	(2,382)	(7,104)
Net debt (net funds)	2,891	(2,899)
Shareholders'equity	8,570	12,069
Balance sheet total	22,003	24,349
Book leverage[1]	33.7%	(24.0%)
Equity ratio[2]	38.9%	49.6%

Strong ratios and solid position

[1] Book leverage = Net debt / Shareholders'equity
[2] Equity ratio = Shareholders'equity / Total assets

swisscom

Total cash paid out to shareholders

Financial year Pay-out year	1999 2000	2000 2001	2001 2002
Gross dividend (in CHF per share)	15.0	11.0	11.0
Par value reduction (in CHF per share)		8.0	8.0
Share buy-back - approx. put option value (in CHF per share)			8.0
Total cash paid out to shareholders (in CHF per share)	**15.0**	**19.0**	**27.0**
Total cash paid out to shareholders (in CHF mm)	**1,103**	**1,397**	**1,846**
Nominal value before par value reduction (in CHF per share)	25.0	25.0	17.0
Nominal value after par value reduction (in CHF per share)		17.0	**9.0**
Number of shares before share buy-back (in mm)	73.55	73.55	73.55
Number of shares after share buy-back (in mm)			**66.20**
Swiss Confederation's stake before share buy-back	65.5%	65.5%	65.5%
Swiss Confederation's stake after share buy-back			**62.7%**

swisscom

Financials – Summary & Outlook

- One of the strongest balance sheets in the sector; also after the share buy-back
- Comfortable ratios and a solid financial position
- Growth in 2001:
  - EBITDA (+9.3%)
  - Net income (+57.3%)
  - Net funds improvement of CHF 5.8 bn
- EBITDA outlook (for the group): in line with 2001
- 2002 EPS will mainly be influenced by:
  - Buy-back, which improves EPS by around 8%
  - Lower amortisation of goodwill (EPS impact of approx. CHF +2.30 p.a.)
  - Minorities: 12 months Vodafone (9 months in 2001)
  - Normalised tax expenses (Swiss corporate tax rate = 25%)

Swisscom is well positioned for value-enhancing growth

swisscom

Summary & Conclusion

Jens Alder

Appendix

swisscom

Headcount development



21,946
21,777
19,254
20,604
17,459
21,328[1]
17,784[1]
1998
1999
2000
2001
Swisscom incl. debitel
Swisscom excl. debitel

[1] The number of FTE employees at the year-end 2001 includes 493 employees of AGI which was integrated as per 31.12.2001

swisscom

Tax calculation

(in CHF mm)	2001	Tax expenses	Tax rate
Income before taxes	5,155	(15)	
Impairment of debitel goodwill	1,130	374	
Gain on sale of real estate portfolios	(568)	(45)	
Gain on partial sale of Swisscom Mobile	(3,837)	186	
	1,880	500	26.6%
Tax expenses	(500)		
Equity in net income of affiliated companies	32		
Minority interest	(238)		
Adjusted net income 2001	1,174		

swisscom

Group cash flow (I)

(in CHF mm)	2000	2001
EBITDA	4,034	4,409
Change in working capital	549	275
Payments for early retirements	(430)	(225)
Special contributions to pension fund		(440)
Net interests	(148)	48
Income taxes paid	(398)	(678)
Gain from cross-border tax lease transactions	214	
Net cash provided by operating activities	3,821	3,389

swisscom

Group cash flow (II)

(in CHF mm)	2000	2001
Net cash provided by operating activities	**3,821**	**3,389**
Capital expenditures	(1,450)	(1,234)
Proceeds from sale of real estate[1]		1,735
Proceeds from partial sale of Swisscom Mobile		4,282
Acquisition of shares in debitel		(928)
Investments in current financial assets, net	421	(3,059)
Proceeds from sale of affiliated companies	1,734	73
Other cash flows from investing activities	198	(19)
Net cash from investing activities	**903**	**849**
Net cash used in financing activities	**(3,666)**	**(2,709)**
Net increase in cash and cash equivalents	1,058	1,529
Cash and cash equivalents at end of period	2,265	3,788

[1] Excluding sale and lease back of CHF 746 mm

swisscom

Capital expenditure by segment


(in CHF mm)
2000 2001
559
571
75
19
475
316
48
28
59
66
131
89
103
145
1,450
1,234
(14.9%)
Fixnet R&NW
Fixnet WS&CS¹
Swisscom Mobile
Entreprise Solutions
debitel
Other
Corporate²
Total

CAPEX decreased by 15%, mainly driven by delays of the UMTS network rollout and lower investments in GSM

¹ Fixnet R& NW = Fixnet Retail and Network, Fixnet WS&CS = Fixnet Wholesale and Carrier Services
² Corporate represents not allocated corporate EBITDA

swisscom

Share price performance



140
120
100
80
60
40
20
0
rebased to 100
Jan-01
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Swisscom +28%
Pure-play wireless[1]
(34%)
Incumbents[2]
(62%)

"Swisscom – Solid as a Rock"

[1] Market-weighted index includes Vodafone, Orange, Telefónica Móviles, Telecom Italia Mobile and mmO_2
[2] Market-weighted index includes Deutsche Telekom, France Télécom, Telefónica, Telecom Italia and KPN
Based on share price development until closing at 19.3.2002

Media Conference Programme

Tuesday, 26 March 2002

SWX Swiss Exchange, Convention Point

9.00 – 9.30 a.m.

Arrival of media representatives

9.30 – 11.00 a.m.

- Welcome Address by **Stefan Nünlist**, Head of Group Communications, Swisscom Ltd
- Presentation by **Dr Markus Rauh,** Chairman of the Board of Directors, Swisscom Ltd
- Presentation by **Jens Alder**, CEO, Swisscom Ltd
- Presentation by **Ueli Dietiker**, CFO, Swisscom Ltd
- Question and Answer Session

Followed by interviews

Drinks and buffet will be served in the foyer

Approx. 12.00 noon End of the event

2001 Annual Results:

Swisscom increases operating income - high cash flow

In a stable market environment the Swisscom Group achieved an increase in revenue of 0.8% to CHF 14.17 billion in 2001. Operating income before interest, tax and depreciation (EBITDA) rose by 9.3% to CHF 4.41 billion, primarily due to the successful performance of Swisscom Mobile. Operating income (EBIT) increased year-on-year by 22.1%. Thanks to a high operating cash flow of CHF 3.39 billion and exceptional transactions, Swisscom is in excellent financial shape. At CHF 4.96 billion, net income is 57% higher despite extraordinary impairment charges. At the Shareholders' Meeting the Board of Directors will propose an unchanged distribution of CHF 19 per share, comprising a dividend of CHF 11 and a reduction in par value of CHF 8. Swisscom expects a slight growth in revenue for 2002 and is strives for the same level of operating income (EBITDA) as in 2001. Net income will be significantly lower.

Thanks to improvements in its operating business and a targeted investment policy over the past few years, the Swisscom Group is in an extremely robust financial shape: at the end of 2001 net funds stood at CHF 2.9 billion while cash and cash equivalents and current financial assets amounted to CHF 7.1 billion. The cash position allowed Swisscom to buy back own shares in a value of CHF 4.3 billion, a program which was successfully completed in March 2002. At the Shareholder's Meeting the Board of Directors of Swisscom will propose that the repurchased shares be cancelled and the Group's share capital reduced accordingly by 9.99%.

At the Shareholders' Meeting on 30 April 2002 the Board of Directors of Swisscom Ltd will propose an unchanged dividend of CHF 11 as well as a decrease in share capital via a reduction in par value by CHF 8. Subject to the approval of the Shareholders' Meeting, CHF 19 per share will therefore be paid out to shareholders. This will amount to a total distribution to shareholders of CHF 1.26 billion. In addition, shareholders benefited from Swisscom's healthy financial position in March 2002 when they were assigned put options under the share buy-back scheme.

Success of Swisscom Mobile results in higher operating income

Swisscom posted revenue of CHF 14,174 million in 2001, representing a year-on-year increase of 0.8%. Operating income before interest, tax, and depreciation and before the gain on the sale of real estate (EBITDA) increased by 9.3% to CHF 4,409 million. This increase is primarily attributable to the ongoing success of Swisscom Mobile. Operating income before the sale of real estate and an impairment charge

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in respect of debitel amounted to CHF 2,235 million, representing a year-on-year increase of 22.1%. The sale of 25% of Swisscom Mobile Ltd to Vodafone generated a gain of CHF 3,837 million, while the sale of real estate resulted in a gain of CHF 568 million.

In the fourth quarter of 2001 Swisscom reviewed the value of its shareholdings. This resulted in impairment charges of CHF 1,130 million and CHF 219 million on the debitel and Infonet holdings respectively. A CHF 199 million writedown was made on the loan to UTA of Austria. At CHF 4,964 million, net income for the Swisscom Group is 57% higher than in 2000.

Marked increase in traffic volume in the fixed and mobile network

The positive performance of the Swisscom Group's operating business is also reflected in the marked increase in traffic volumes, which rose by over 13% in both the fixed and mobile network.

Despite tariff reductions introduced on 1 March 2000, **Fixnet – Retail and Network** reported stable revenue from external customers of CHF 3,126 million. Access revenue grew by 4.3% as a result of migration from analog to digital (ISDN). Due to tariff reductions and a decline in traffic, particularly in the local area, revenue from national telephony traffic fell by 6%. Swisscom benefited from an increase in the volume of international telephony traffic and held onto its share of this market. Revenue from value added services rose by 29.1% thanks to the sharp increase in Internet traffic. At CHF 1,691 million, EBITDA in this segment was 1.5% higher than the previous year.

Fixnet – Wholesale and Carrier Services reported stable revenue from external customers of CHF 1,298 million. National wholesale business posted a 22.8% increase in revenue, as a result of the rise in revenue from interconnection due to gains in market share by rival carriers as well as growth in leased lines. Revenue from international wholesale business rose by 24.7% to CHF 283 million due to higher volumes and increased revenue reported by Swisscom North America. A 35% decline in revenue from incoming international traffic was largely attributable to tariff reductions. Intersegment revenue rose sharply as a result of an increase in Internet traffic and transit traffic to the mobile network. As a result of the overall increase in net revenue, EBITDA for the segment rose to CHF 152 million.

Compared with the previous year, **Enterprise Solutions** reported a 2.1% drop in revenue from external customers to CHF 1,796 million. Tariff reductions introduced on 1 March 2000 as well as a decline in national traffic volumes led to a reduction in revenue from telephony traffic. Revenue from external customers for managed network services dropped by 10.6% compared with the previous year due to a sustained reduction in prices, which cannot be offset by the growing demand for broadband . However, Corporate Communications Solutions reported strong ongoing demand for IP (Internet Protocol) based products and posted a 22.8% increase in revenue. Swisscom anticipates further growth

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in this business area. Cost reductions were unable to offset the fall in revenue for this segment. EBITDA for the segment as a whole fell compared with the previous year by 6.4% to CHF 247 million.

As part of the measures already announced in the human resources area, approximately 500 and 120 full-time positions are to be cut at Swisscom Fixnet and Enterprise Solutions respectively up to the end of 2002. Wherever possible this will be achieved through normal staff turnover. Employees affected by these measures are entitled to comprehensive benefits under the Swisscom Group's well-developed "social plan".

Revenue from **Mobile** rose year-on-year by 14.5% to CHF 3,127 million. With high market penetration of around 70%, growth in the Swiss mobile market slackened off. Swisscom Mobile played a successful part in the growth of this market and managed to maintain its high market share. The customer base increased to 3.37 million, including a year-end adjustment of 207,000 for inactive prepaid customers. This growth was primarily due to an increase in the number of contract-customers. Voice revenue rose 14.9% year-on-year to CHF 2,092 million on account of the extended customer base. In the data business, revenue rose by 79.6% to CHF 273 million largely as a result of growth in the SMS area. At CHF 83, average revenue per user and month (APRU) was below the previous year's level of CHF 89. Customer acquisition costs were significantly below the previous year's level due to the slowdown in customer growth and the targeted reduction of dealer commissions in the prepaid area. EBITDA improved by 26.5% to CHF 1,876 million, with an EBITDA margin of 47.1%.

debitel posted a local-currency fall in revenue of 3% compared with the previous year. In Swiss francs, the fall in revenue is greater due to currency movements. Growth in the German mobile market slowed in 2001. Tariff reductions and lower commissions and hardware sales led to a 9.5% fall in revenue in Swiss franc terms from debitel's mobile business in Germany. By contrast, revenue from its non-German business advanced by 10.7% in Swiss francs as a result of positive performance in France, the Netherlands and Denmark. In 2001 subscriber numbers increased in all countries, exceeding the 10 million mark for the first time. In November 2001 debitel acquired Talkline Nederland, a Dutch company. EBITDA at debitel rose by 12% to CHF 187 million in 2001. This improvement is attributable to sound performance in non-German business, which posted positive operating income in all countries

Revenue from **Other** areas fell by 8.4% to CHF 1,019 million. This was largely attributable to the 20.9% decline in net revenue from Swisscom Systems to CHF 477 million. The reduction in earnings from the rental and sale of private branch exchanges was offset by an increase in revenue from service business. Revenue from broadcasting fell by 10.9%, largely due to the amended framework agreements with the Swiss Broadcasting Corporation (SRG) and the sale of the satellite business. Internet service provider Bluewin increased revenue from external customers by 22% to CHF 61 million, primarily as a result of higher volumes. In 2001 the number of subscribers rose by 19.2% to 715,000. EBITDA for the

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segment decreased by 7.8% to CHF 142 million. While the first-time consolidation of Swisscom Directories contributed to an increase in EBITDA, lower revenue and a smaller margin at Swisscom Systems combined to produce an overall decline.

New pension plan – reduction in personnel expenses

During the course of 2002 Swisscom will introduce a new, more advanced pension plan. This change resulted in an extraordinary contribution payment of CHF 240 million for 2001. Additionally, Swisscom paid a one-off special contribution of CHF 200 million to its own comPlan scheme for the establishment of a value fluctuation reserve, this amount being charged to existing provisions without affecting net income. comPlan has only been operational since 1999 and in contrast to other Swiss pension schemes has no asset fluctuation reserve because it had only 100% coverage when it became independent of the federal government.

Year-on-year personnel expenses fell by 2% to CHF 2,461 million. This includes costs of CHF 92 million (compared to CHF 122 million in the previous year) for job reduction measures. The average number of employees expressed in FTEs remained stable at 20,988. Excluding debitel, the number of FTE'sincreased by 1.9% to 17,784 as a result of the merger of Swisscom IT with AGI IT Services AG.

Outlook for 2002: stable EBITDA – slight growth in revenue

Swisscom aims to hold on to its leading position in its core business in the Swiss market and, with debitel, to defend its leading position as a network-independent service provider in the European market. Due to the high penetration rate, mobile communications markets in Switzerland and abroad are expected to grow only slightly. In the fixed network business Swisscom expects continued pressure on margins.

Swisscom expects a slight growth in revenue for 2002 and is aiming to achieve the same EBITDA level as the previous year. Since the non-recurring gains generated by the sale of real estate and the disposal of the 25% shareholding in Swisscom Mobile will be absent this year, net income for 2002 is expected to be significantly lower.

Berne, 26 March 2002

Swisscom Ltd
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Phone +41 31 342 91 93
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Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd
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Phone +41 31 342 91 93
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Annual Press Conference 2001, Address by Dr Markus Rauh, Chairman of the Board of Directors, Swisscom AG, Zurich, 26 March 2002

(Check against delivery)

On behalf of the Board of Directors and the Executive Board of Swisscom AG, I would like to welcome you to our Annual Press Conference. It gives me great pleasure to be able to report a positive result. Swisscom was successful in 2001: we did very well in competitive markets and we further strengthened our position. In our operating business we exceeded our projections by a wide margin.

In a highly uncertain environment, we raised revenue marginally to CHF 14.17 billion and generated a very good operating income (EBITDA) of CHF 4.41 billion, representing a year-on-year increase of 9.3%. A large part of the net income of CHF 4.96 billion stems from the sale of real estate and from the sale of 25% of Swisscom Mobile AG to Vodafone. The net income figure also includes extraordinary value adjustments on shareholdings. The gratifying financial trend is reflected in the very high equity ratio of 49.6% and the high level of liquidity. Our company's extremely healthy balance sheet puts us on a very firm footing. As a result, we were able to make a one-off payment last year of CHF 440 million into the Swisscom pension fund.

Owing to the cautious and circumspect investment policy pursued in recent years, the focus on our core competencies in telecommunications and our rejection of global ambitions, we were in excellent financial shape at the end of 2001, almost unmatched in our industry. During the stock market euphoria of recent years, we resisted the temptation of getting involved in adventurous undertakings.

Swisscom was able to retire its net debt completely in 2001. As of the end of 2001 we reported net funds of CHF 2.9 billion. Owing to the large cash position amounting to over CHF 7.1 billion, we decided in February 2002 to launch a share buyback scheme worth CHF 4.3 billion. The share buyback will enable Swisscom to channel funds it does not need back to shareholders and to increase earnings per share. The free float of the Swisscom share is thus increasing from 34.5% to 37.3%. With almost 25 million shares, the stock's liquidity remains high and shareholders will benefit from earnings per share on a comparable basis of about 8%. Even after this transaction, Swisscom has the necessary financial flexibility to make further investments, for instance for acquisitions.

We are making sure that our shareholders benefit from our sustained success. This will take three forms in the current year.

As part of the share buyback offer, our shareholders have already benefited from the allocation of put options: shareholders who did not exercise but sold the put option received about CHF 8 per option.

We will propose an unchanged distribution of CHF 19 per share to the Shareholders' Meeting on 30 April 2002. This breaks down into a dividend of CHF 11 and a further capital reduction of CHF 8 per share.

Who benefits from these distributions? The owners of Swisscom, in other words all our shareholders, and at mid-March 2002, there were some 78,000 shareholders, of whom more than 20,000 were Swisscom employees. This marks a gratifying increase in the number of shareholders overall: in 1999 we had about 51,000 shareholders. Following the planned capital decrease, the Swiss Confederation's stake in Swisscom will be 62.7%.

In order to protect shareholders' rights, we will also propose an amendment to the Articles of Incorporation at the next Shareholders' Meeting, which is occasioned by the repayment of nominal value. According to the current Articles of Incorporation, shareholders representing shares with a nominal value of at least CHF 1 million have the right to put items on the agenda and the right to demand a written ballot. If there were no amendment to the Articles of Incorporation, the reduction in the par value of the shares from CHF 25 to CHF 17 at the last Shareholders' Meeting and the proposed reduction to CHF 9 would mean that shareholders would have to have correspondingly more shares in order to preserve these rights. In order to safeguard shareholders' rights in the same proportions even after the reduction in nominal value, the Board of Directors proposes a proportional reduction of the threshold from CHF 1 million to CHF 360,000.

The Swisscom share coped very well with the turbulence that shook up the telecoms and capital markets in the past few years and it has held up well on the capital market. The Swisscom share gained 9.1 percent in 2001, putting in one of the best performances on the Swiss Market Index (SMI). Swisscom also did extremely well in comparison with other European telecom stocks.

The success of Swisscom on the stockmarket in a difficult year for the markets is due not least to the soundness of our strategy: we have succeeded in creating value in a sustainable manner. We constantly analyze our market opportunities and we scrutinized a large number of acquisition candidates in 2001. One of these involved the merger, which has since taken place, between the IT service provider AGI IT Services and our IT department to form Swisscom IT Services AG, a company in which we have a 71.1% stake. The other options did not come up to our strict criteria for acquisitions.

So much for Swisscom's facts and figures, the hard factors. But that's not the only thing that makes up a company. At Swisscom it is the people (the employees) that offer other people (the customers) a comprehensive range of telecoms services. That's why soft factors are also important, our operating environment, society as a whole and in particular the people living in Switzerland.

We realize that as a company we are very much open to public scrutiny in Switzerland. Swisscom is not a "normal" company. Whatever we do, we're in a glass house. There are also positive aspects to this. Let me just mention four points that I regard as important:

1. Swisscom is one of the country's biggest employers and accordingly has an impact on the labor market. Swisscom employed 19,500 people (17,784 full-time equivalents) in Switzerland at the end of 2001.

2. Swisscom is a major player in the key sector of telecommunications: without us, nobody would be able to telephone in Switzerland. Swisscom has a market share of around two thirds and provides the basic services nation-wide. That means we also bear a responsibility, of which we are fully aware. One example is the "Schools on the Net" initiative, with which we are making a significant contribution to the information society of the future.

3. A large proportion of the Swiss population still regard us as "their property": whatever we do or don't do, it doesn't leave people in Switzerland cold. In marketing terms, this is a great position to be in. It's no accident that we committed ourselves to the Expo. 02 project right from the very start and have never withdrawn this support despite all the problems that Expo has had. Many of our customers have strong emotional ties to Swisscom. We are doing everything we can to satisfy these high expectations in future too. We don't want to throw away this store of trust that has been built up over years. These strong emotional ties I mentioned are also among the reasons that further privatization doesn't stand a chance right now.

4. And finally the fourth but not the least important point: the Confederation is our main shareholder. A successful Swisscom that has a general policy of distributing around 50% of its net income benefits all the shareholders, and thus the Confederation too. The Confederation's strategic goals for Swisscom for the period 2002 to 2005 are aimed at safeguarding the interests of the main shareholder and providing us with the necessary entrepreneurial room for maneuver.

Before I come to the future of Swisscom and explain the goals for 2002, I'd like to touch on one other topic that has upset a lot of people in recent weeks and months — and that is the remuneration paid to Directors and members of senior management. Corporate governance has become a buzz word. The in some cases astronomical sums that we have been hearing about have got people's backs up and have caused tremendous damage to the reputation of the players in the business world. I understand the reaction of the public very well.

Personally, though, I think that calls for new laws in order to bring individual cases of excess under control are not necessary. A code of behavior being issued by "Economiesuisse" and new guidelines from SWX Swiss Exchange would seem to provide good solutions. Shareholders' interests must be in the forefront here too. The shareholders undoubtedly have a right to insist that their money in the company be used efficiently. The Board of Directors is accountable to shareholders. This also means that for a publicly owned company such as Swisscom the emoluments paid to Directors and senior managers should be disclosed.

Swisscom was one of the few companies to make public the emoluments of the Board of Directors and Executive Board as a whole and the CEO and Board Chairman individually already last year. We are maintaining this transparency. The figures for emoluments for 2001 that I am now going to read can be found in Note 40 in the financial section of the Annual Report.

The remuneration of the nine members of the Board of Directors came to CHF 1.6 million in 2000 and CHF 1.7 million in 2001. The remuneration of the members of the Executive Board came to CHF 9.2 million in 2000 and 9.0 million in 2001. These figures include expenditure amounting to CHF 3.6 million in 2000 and CHF 0.4 million in 2001 from contractual obligations to former or new members of the Executive Board. It is important to know that these figures are total costs: in other words not just salaries but also bonuses, fringe benefits, social insurance, contributions to the pension fund, insurance payments, the difference between the market value and the tax value of stock options and other contractual obligations. It should also be noted that the Executive Board had an average of eight members in 2000 but an average of ten members in 2001. A quarter of the emoluments paid to the Board of Directors and to members of the Executive Board were distributed in the form of shares and stock option rights.

The remuneration of the CEO totaled CHF 1.4 million in 2000 and CHF 1.8 million in 2001 owing to the major financial success of Swisscom. These figures also have to be seen in context: the CHF 1.8 million includes — in addition to salary and bonus (including options) — social security payments plus the difference between the target bonus and the bonus paid out in 2000 and the difference between the market value and the tax value. The cash payout was actually CHF 1.1 million in 2000 and CHF 1.3 million in 2001. The emoluments paid to the Chairman of the Board of Directors (myself) came to CHF 430,000 in 2000 and CHF 480,000 in 2001. These emoluments were also paid in part in the form of shares and stock options, through which we participate in the business risk. And to ensure complete transparency on this count: I received a total of CHF 292,000 in cash in 2000 and CHF 294,000 the next year. The above-mentioned figure of CHF 480,000 includes social security contributions and options, plus the difference between the market value and the tax value of these options as well as fees and per diems.

Since most other companies do not publish these figures in detail, any comparison is not so easy. We are confident, however, that the remuneration is in line with market practice and reflects performance. At the same time the processes for setting remuneration levels are designed so as to ensure good corporate governance.

What does the future look like for Swisscom and what are our goals? In Switzerland we will focus on activities that generate synergies with our core business. We'll do so on the one hand through acquisitions or joint ventures with other companies and on the other within the Swisscom Group. One example is the joint effort by Swisscom Fixnet and Bluewin to capture the market for broadband communications. In our home market, we want to maintain our market leadership in our core business, forge ahead with cost management, streamline our portfolio and increase our innovative capability.

The Swisscom Group, however, is active not only in Switzerland: nowadays, thanks to debitel, we generate about 27% of our sales revenues outside Switzerland. We have set ourselves the goal of targeting investment in related growth businesses. A prerequisite, however, is that there is a reasonable relation between risk, return and sustainable value for stakeholders.

I wish to stress one point here: despite the share buyback, Swisscom still has the financial clout to make acquisitions in Europe. There has been no change to this strategy. In order to further strengthen the positioning of our core business, we also want to make selective investments in Europe, enter into partnerships and build on the business model of debitel.

Turning to the financial targets for 2002: in fiscal 2002 we anticipate a slight increase in revenue and are aiming for an operating income (EBITDA) on a level with that achieved last year. Net income will be much lower since we will not have the one-time gains from the sale of real estate and the 25% shareholding in Swisscom Mobile AG.

Before I hand over to Jens Alder, just a word about the change in the Finance department. I'd like to take this opportunity to express my gratitude to Dave Schnell, who – as has already been announced – will be leaving Swisscom. Dave Schnell has played a major part in Swisscom's good financial performance. His successor Ueli Dietiker is, as it were, ahead of his time: Ueli Dietiker will present the Financial Statements for 2001 today, even though he doesn't actually start his new job as Chief Financial Officer of Swisscom until April 1.

But we have also set ourselves qualitative targets: in the coming year we will be paying special attention to customer satisfaction. Swisscom stands for stability, quality and reliability in uncertain times. We would like to see these as core values of Swisscom in future, too.

I now hand over to our CEO, Jens Alder and I thank you for your attention.

Annual Press Conference 2001, Address by Jens Alder, CEO
Swisscom AG, Zurich, 26 March 2002

(Check against delivery)

2001 was truly an outstanding year for Swisscom, not only because of its exceptional results. A brief **review** of the year will explain how we achieved this:

Operationally we succeeded in optimizing activities in many areas:

- Fixnet's share of the market fell only slightly. At the same time, traffic volume in the fixed network business (Fixnet and Enterprise Solutions) rose by over 13%. We were able to cut costs for Fixnet and further expand the broadband communication (ADSL) business: we have massively extended our network and now offer ADSL on over 85% of connections: equivalent to more than 3.4 million potential connections. Even now we are achieving very good coverage thanks to this innovative fixed network service for high-speed Internet access. In the autumn of last year we stepped up our marketing activities, and by the end of the year had sold around 40,000 ADSL connections on a wholesale basis.
- Demand for mobile communications remained high despite the market penetration rate of over 70%. The customer base increased to 3.37 million, with a year-end adjustment of 207,000 for inactive prepaid customers. The focus of our activities was on long-term customers. Mobile data communications – an important area for the future – increased revenue by almost 80% to CHF 273 million, chiefly due to growth in the SMS business. With data now accounting for almost 10% of mobile revenue, our goal is to drive this share up to 25% by the end of 2004. The partnership with Vodafone has been highly positive, leading to a number of economies of scale for Swisscom (for example in purchasing and service development). Compared with European telecom companies, Swisscom Mobile has had a very positive year. We retained our two-thirds share of the market, and average revenue per user also stabilized at a comparatively high rate.
- Revenue at Swisscom Systems, the leading provider of PBXs in Switzerland, dropped sharply due to competitive pressure and price reductions. As a consequence, the company adapted its cost structure to demand.
- debitel, the largest mobile service provider in Europe, enlarged its customer base from 8.6 million to over 10 million. In a difficult market debitel was the only service provider to match the previous year's level of earnings.

2001 was also a good year from a **strategic standpoint,** and we set important measures in motion for the future. The main measures involve:

- Reorganization of the management: the former integrated Executive Board now functions as a strategic Group Executive Board.
- Restructuring of the pension scheme: we decided to introduce a new type of occupational pension scheme. To continue to attract the best talent, we must be able to offer up-to-date terms and conditions of employment.
- Conextrade connects companies with the leading Swiss trading platform and builds electronic bridges between trading and business partners. For many companies, however, electronic trading is still uncharted territory. Last year we restructured both the business model and the associated infrastructure.
- Last year debitel signed Enhanced Service Provider (ESP) contracts with four providers in Germany (T-Mobil D1, Vodafone D2, Quam and E-Plus). In future this will allow debitel to also offer UMTS-based services, as soon as the network operators have introduced them.
- As part of our move to step up broadband activities, we have re-positioned Bluewin, the leading Swiss Internet provider, and integrated it in Swisscom Fixnet. Bluewin will continue to operate as a public limited company, developing and marketing broadband services and content, while Swisscom Fixnet will develop, operate and market the associated network services.
- Swisscom IT Services is the result of a merger between the former Corporate IT unit and the IT operations of AGI, in order to enhance our business customer portfolio with the requisite IT capabilities. The aim of this move is to differentiate ourselves from providers who offer only IT or telecoms services.
- Another important event, which has already been mentioned by Markus Rauh, was the successful share buy-back completed a few weeks ago: this demonstrates how we use surplus funds in a way that benefits shareholders.

2001 was also a good year for Swisscom in terms of market **environment**. We are pleased to say that negative expectations on the price front were not confirmed. Following the massive price reductions in recent years, our competitors are increasingly focusing their attention on profitability – in line with this, prices remained comparatively stable in 2001. In the year under review the Federal Court issued a landmark decision on interconnection. The Federal Court shared the view of Swisscom that leased lines (point-to-point connections including associated services) and transmission media (cable only, without services) do not fall under interconnection. Swisscom successfully appealed against price regulation in a competitive market environment.

Unfortunately, there were also a few **disappointments** last year: the two major outages in the mobile and fixed networks should quite simply not have happened with a quality provider like Swisscom. Secondly, we decided to withdraw from our holding in UTA of Austria. In addition, I am personally disappointed at the fact that, despite intensive searches, we have still not found any possibilities for growth outside Switzerland. None of the potential acquisition objects met our strict investment criteria.

2001 was also marked by a few **difficulties**: two years after the ordinance on protection against non-ionizing radiation (NIS) came into force, the implementation dead lock still slows down the expand of mobile communications networks in Switzerland. The authorities have failed to issue practicable recommendations on an interpretation of the ordinance which would create legal certainty and help to objectify what is now a highly emotional debate on mobile antennaes. The relentless political penchant for interference also gave cause for concern: this includes the call for regulations to create decentralized jobs, criticism over a Board of Director mandate offered to the CEO, and the intention of setting threshold values for management salaries.

What are the future **challenges** now facing us, and what is the **outlook**?

Operationally we must not let the brief recovery phase lull us into taking things easy: competitive pressure will lead to further price reductions over the long term. To enhance our competitiveness even more, we must consistently follow a course of cost-cutting:

- As part of the human resources measures announced in 2000, Swisscom Fixnet has decided to cut the number of full-time jobs from 8,000 to 7,500 i.e. approximately 6%. Wherever possible this will be achieved through normal staff turnover. During the course of this year the move is expected to affect around 350 employees, who will of course be entitled to the Swisscom Group's highly-developed social plan.
- Enterprise Solutions is planning to reduce the number of full-time jobs by 120 to 1370 by the end of the year.
- Swisscom Systems will leverage natural fluctuation to reduce costs.
- Ongoing structural optimization will allow us to cut costs even more.

In the course of 2002 the Group reorganization will be finalized by turning the last units into independent Group companies: the aim is to create a Group management structure geared to strategic and financial management, to harmonize interaction between the operationally independent Group companies. In the SME segment we intend to enhance our offerings, distribution and customer service and hence increase customer satisfaction. Mobile, Fixnet, Enterprise Solutions, Systems and IT Services must project a cohesive image: despite their autonomy, they must present a united front to the customer. Our Schools on the Net project continues to promote the networking of Swiss schools.

Now to the financial outlook: we are aiming to achieve the same level of EBITDA in 2002 as in 2001. Revenue will grow only moderately.

Strategically the challenges are no less demanding. The main challenges are as follows:

- We want to hold on to our profitable leading position in Switzerland despite the price-driven competition and strict regulations.
- Fixnet aims to assume a leading role in the broadband Internet business and successfully compete against cable network operators in the infrastructure area.
- Mobile will continue building and expanding the UMTS infrastructure and introducing new data services. We expect to reach the regulatory 20% coverage of the population by the end of 2002.
- Swisscom IT Services AG is consolidating its position and aiming for growth in the IT outsourcing business.
- Enterprise Solutions is integrating its own products and those of other Group companies in comprehensive solutions for larger SMEs and key accounts and is increasing efficiency.
- Systems is optimizing its service business and will be launching new IP systems.
- As an Enhanced Service Provider, debitel is increasing added value by gaining access to network infrastructure elements which allow it to develop more proprietary products and services and thereby differentiate itself in the market. debitel is improving collaboration with dealers and penetrating new growth areas.

What challenges does the market **environment** hold?

The introduction of an unbundling obligation is a priority with the regulator, which represents a strategic risk for Fixnet. Unbundling, effectively the expropriation of Swisscom, would impede investment and therefore also be damaging to the national economy. In the field of mobile communications the implementation dead lock for building and expanding networks has still not been addressed, and the general public's opposition to new antennae remains unabated.

Looking ahead, what is Swisscom's **strategic position** and where do the priorities need to be set?

Swisscom is a leading and innovative multiservice provider in Switzerland as well as an intelligent investor in growth areas in Europe.

As a leading multiservice enterprise focused on the home market, Swisscom aims

- to consolidate its market lead in core business areas, among other things through high-level customer satisfaction and attractive, innovative products;
- to achieve above-average performance in its core business and improve operating performance through, among other things, additional cost cutting measures and transparent management of Group companies based on financial benchmarks. Despite the Group's sound financial position,

we must consistently make the necessary structural adjustments in the individual Group companies;

- to pursue expansion in the home market within the parameters permitted by the regulatory authorities, by prioritizing synergies in our core business. This will occur organically as well as by means of acquisitions or joint ventures. We are, however, aware that our growth opportunities in the home market are limited, among other things by the regulations imposed on us;
- to strengthen our position of our core business through selective investments or partnerships in Europe, with the priority on securing our customer base in Switzerland.

As an intelligent investor in growth, Swisscom

- aims to secure and expand the debitel business model; this will be done through co-operation with dealers, expanding ESP (Enhanced Service Provider) contracts to additional network operators, strengthening operational efficiency, geographic expansion and enlarging our offerings;
- make selective, targeted investments in related international growth businesses; we regard the possibilities of leveraging economies of scale and creating synergies as particularly attractive in this context. Even after the share buy-back, Swisscom still has the requisite financial flexibility. However, there are major requirements to be met in terms of strategic benefits for Swisscom, the sustainability of the business model, the quality of management and the attractiveness of our prices.

I am convinced that a clear geographic focus coupled with excellent performance in the home market can make for a highly successful strategy – implemented either on our own or with partners, since our strong position in the home market provides a good basis for forging partnerships which will benefit Swisscom.

I should now like to hand you over to our CFO, Ueli Dietiker. Thank you for your attention.

Annual Press Conference 2001, Address by Ueli Dietiker, CFO

Swisscom AG, Zurich, 26 March 2002

(Check against delivery)

2001 financial results *(slide 1)*

Ladies and gentlemen,

2001 was a good year for Swisscom. As Dave Schnell's successor and the new CFO of Swisscom, I have the pleasure of explaining to you the positive operating result for fiscal 2001 and presenting the Group's extremely sound figures. Our consistent investment policy combined with one-off transactions enabled us to markedly improve net income and further strengthen our healthy balance-sheet structure. We will continue to further develop our business in the interests of our 78,000 shareholders.

Key figures and highlights *(slide 2)*

Swisscom generated revenue of CHF 14.2 billion in 2001, thereby exceeding the previous year's figure by 0.8%. The growth was due in particular to the ongoing rise in revenue generated by Mobile (14.5%). We are also pleased to report stable revenue from our fixed network activities, despite massive price reductions in 2000. Operating income before interest, tax and depreciation (EBITDA) rose by 9.3% to CHF 4.4 billion and the EBITDA margin by 2.7 percentage points from 28.4% to 31.1%. In particular, above-average growth in higher-margin segments allowed us to increase margins to a greater extent than we did revenue. Operating income (EBIT), excluding one-off effects, rose 22.1% from CHF 1.8 billion to CHF 2.2 billion.

The successful sale of 25% of Swisscom Mobile AG to Vodafone plc and the sale of two packages of real estate resulted in a gain of CHF 4.4 billion. Despite an impairment of CHF 1.1 billion of goodwill in respect of debitel, net income rose 57% year-on-year to CHF 5 billion.

Proceeds from the sale of Mobile (CHF 4.3 billion net) and the two packages of real estate (CHF 2.5 billion net) enabled us to completely eliminate our net debts. Thanks to our focus on the Swiss market and selected niche markets, we generated operating free cash flow (before tax) of CHF 2.9 billion in 2001, which in turn allows us to report net funds of CHF 2.9 billion at the end of 2001. Overall, we were able to increase our financial resources by CHF 5.7 billion last year.

Even after the successful repurchase of 9.99% of the share capital for around CHF 4.3 billion and the proposed distribution of CHF 19 per share (CHF 1.3 billion), we will have one of the strongest balance sheets in the telecommunications sector and be able to report solid key figures.

Consolidated net revenue *(slide 3)*

Revenue from third parties rose by CHF 114 million (+0.8%) in 2001 to CHF 14.2 billion.

This rise is mainly the result of the ongoing positive trend at Mobile, which increased revenue by 14.5% year-on-year to CHF 3.1 billion. In turn, this growth is mainly the result of the rise in voice (+14.9%) and data

(+79.6%) revenue. With 2.3 billion SMS messages, data already contributes 9% of revenue. Despite the high market penetration rate of 70%, Swisscom Mobile was able to retain its market share and increase its customer base to 3.4 million customers. This total number was adjusted for 207,000 inactive prepaid customers at the end of 2001. Thanks to the high percentage (64%) of postpaid customers and our ongoing focus on this segment, and taking into account the inactive prepaid customers, the average revenue per user and month (ARPU) remains one of the highest in Europe at CHF 90 (-5.1%). Discounting the adjustment made to the prepaid customer base, the ARPU at the end of 2001 comes to CHF 83 (previous year: CHF 89).

Fixnet Retail and Network posted revenue of CHF 3.1 billion, indicating that there has been no change in its revenue trend over the year. National telephony traffic saw a 6.0% fall in revenue. This was due to price reductions introduced on 1 March 2000, various discount offers and a reduced volume of traffic. In international traffic, the 6.3% increase in volume and stable market share were not sufficient to compensate for the price reductions, and revenue fell 7.4% year-on-year. Thanks to the strong rise in Internet traffic, revenue from value-added services rose 29.1%.

Despite the 22.8% rise in national wholesale revenue and the 24.7% rise in international wholesale revenue, the Fixnet Wholesale and Carrier Services segment remained stable compared to the previous year. Revenue from international carriers' carrier services fell CHF 178 million (-35%) due to price reductions.

The Enterprise Solutions reported a fall in revenue of CHF 38 million (-2.1%) as at the end of 2001. Value-added services revenue rose 34.4% on the back of increasing demand for business numbers. This growth compensated in part for the CHF 38 million fall in revenue from international telephony traffic. Moreover, third-party revenue from leased lines fell 10.6% year-on-year. By contrast, corporate communications solutions continued to see strong demand for IP-based products. In this growing segment, Swisscom increased revenue by CHF 42 million (+22.8%).

Due to weakening growth in the German mobile communications market, tariff reductions and lower commissions and hardware sales, debitel's net revenue fell 4.6% to CHF 3.8 billion. Adjusted for the effect of currency translation, revenue fell 3%.

In the Other segment, revenue from third parties fell 8.4% year-on-year to CHF 1 billion, mainly as a result of the fall in revenue from systems (-20.9%). Growing competitive pressure and the resulting tariff reductions led to this CHF 126 million fall in revenue. Amended framework agreements with the Swiss Broadcasting Corporation (SRG) and the sale of our satellite activities also reduced broadcasting revenue (-10.9%). Swisscom's Internet Service Provider, bluewin, increased revenue from third parties by 22% to CHF 61 million and – including intersegment revenue – by 23% to CHF 152 million.

Consolidated cost analysis *(slide 4)*

Swisscom last year reduced its costs by 1.6%. The following factors made a substantial contribution to this reduction:

- Expenses for new customer acquisition fell sharply compared to the previous year. Low customer growth in both the Swiss and German mobile communications markets and reductions in dealer commissions (SAC) achieved by Swisscom Mobile in the area of prepaid phones led to a substantial SAC reduction of CHF 215 million.

- The cost of goods and services purchased last year remained practically unchanged on the previous year at CHF 4.4 billion. Higher volumes of national traffic at Fixnet and debitel made up for the lower costs incurred on handsets (-17.7%) and international traffic (-7.8%). Fixnet's costs for traffic terminating on the networks of other providers rose by CHF 101 million year-on-year to CHF 0.5 billion, while the network costs of debitel and other foreign carriers rose CHF 156 million to CHF 2.1 billion.

- Swisscom's personnel expenses fell 2% to CHF 2.5 billion. Lower spending on job-cutting measures of CHF 30 million and lower average salary costs per employee, totalling CHF 98 million, played an important role in the reduction of these expenses. Discounting the first-time consideration of AGI, the number of full-time equivalent employees rose by 231 to 20,835 as at the end of 2001. With a total of 399 new full-time employees as at the end of 2001, debitel made a substantial contribution to this rise.

EBITDA growth *(slide 5)*

In 2001 the Swisscom Group was able to increase EBITDA by CHF 375 million to a substantial CHF 4.4 billion. This 9.3% increase comes mainly from Fixnet, Mobile and debitel, which, together, contribute 88.6% of EBITDA:

- Fixnet Retail and Network increased EBITDA margin from 32.3% to 32.5% and generated a substantial CHF 1.7 billion in EBITDA, representing around 38.4% of Swisscom's total EBITDA.

- Fixnet Wholesale and Carrier Services posted EBITDA of CHF 152 million as at the end of 2001, a year-on-year rise of CHF 56 million. This enabled Fixnet Wholesale and Carrier Services to increase the EBITDA margin by 40.5% year-on-year to 5.2%.

- By raising EBITDA by CHF 353 million (26.5%) to CHF 1.9 billion, Mobile delivered the best performance within Swisscom. Contributing 42.5% of EBITDA in 2001, Mobile outperformed the Fixnet Retail and Network segment for the first time in the company's history. The EBITDA margin rose 4.6 percentage points to a substantial 47.1%.

- Mainly as a result of improved international activities, debitel was also able to increase EBITDA year-on-year, in this case by CHF 20 million (+12%) to CHF 187 million. This translates into an increase in EBITDA margin from 4.2% to 4.9% in 2001.

- By contrast, EBITDA in the Enterprise Solutions segment fell 6.4% to CHF 247 million. Cost reductions were not sufficient to compensate fully for the fall in revenue. Therefore, Enterprise Solutions saw the EBITDA margin fall 0.5 percentage points year-on-year to 13.1%.

- EBITDA in the Other segment fell 7.8% to CHF 142 million. The first-time consolidation of Swisscom Directories as of 1 October 2000 increased EBITDA by CHF 21 million. By contrast, EBITDA from systems fell from CHF 107 million to CHF 79 million as a result of lower revenues and margins. Bluewin posted negative EBITDA of CHF 20 million, an improvement of CHF 14 million on 2000.

- EBITDA which cannot be allocated to any particular segment fell by CHF 90 million year-on-year to CHF 114 million, mainly as a result of the sale of two packages of real estate. The properties, which were sold for CHF 2.6 billion, have not contributed to the operating result since the disposal.

Net income *(slide 6)*

EBIT, excluding one-off effects, rose 22.1% year-on-year to CHF 2.2 billion. It grew at a greater rate than did EBITDA (9.3%), as reduced depreciation on property, plant and equipment (CHF -148 million) in 2001 more than compensated for increased depreciation on intangible assets as a result of the purchase of a further 20% of debitel (CHF +119 million). Overall, depreciation at Swisscom fell by CHF 29 million to CHF 2.2 billion. Making a net contribution of CHF 3.3 billion, three one-off events had a substantial impact on the operating result (EBIT) of CHF 5.5 billion.

In 2001 two agreements were concluded on the sale of 30 business and office premises for CHF 1.3 billion to a consortium of CSAM and the sale of 166 plant, business and office premises for CHF 1.3 billion to PSP Real Estate AG and WTF Holding (Switzerland) AG. At the same time, Swisscom entered into lease-back agreements on some of these properties. After deducting transaction costs and writing down reserves no longer required for environmental risks, it realised a profit of CHF 807 million. Some of the lease-back agreements qualify as finance leases and the profit of CHF 239 million made on these properties is distributed over the term of the lease. The Group made a profit of CHF 568 million before tax on the other properties. This transaction enabled us to consciously transfer real estate risks to the buyers and concentrate even more on our core business.

March 30, 2001 saw the completion of the agreed sale of 25% of Swisscom Mobile AG to Vodafone plc. for CHF 4.5 billion. In accordance with the agreement, consideration was paid in two instalments; in March 2001 in shares and in September 2001 in cash. After transaction costs of CHF 168 million (costs relating to the sale of the shares in the first instalment, issue charges and consultants' fees) had been deducted and a price adjustment of CHF 50 million taken into account, the net sales price was calculated at CHF 4.3 billion and the profit at CHF 3.8 billion.

Due to developments in the telecommunications sector and the anticipated delay in the roll-out of UMTS technology, Swisscom decided to review debitel's book value. The review calculated a value per share of EUR 18, resulting in an impairment of CHF 1,130 million on debitel's goodwill.

The net financial result fell by around CHF 0.5 billion year-on-year to CHF –355 million. Financial expense rose CHF 452 million compared to the previous year to CHF 781 million. The value adjustments on the stake in Infonet Services Corp. (CHF 219 million) and the loan to UTA (CHF 199 million) pushed up financial expense in 2001. Financial income fell 13.1% to CHF 426 million despite higher interest income of CHF 193 million. The figures for 2000 included one-off effects such as the CHF 112 million gain on the sale of shareholdings and the CHF 214 million gain on cross-border tax lease transactions.

In the consolidated financial statements, despite income before income tax of CHF 5.2 billion, there is an income tax benefit of CHF 15 million. No income tax has been charged to the consolidated financial statements on proceeds from the sale of the stake in Swisscom Mobile AG. Further, the partly tax-free income from the

sale of real estate reduces the tax rate. The impairment of debitel's goodwill also served to reduce this item, as, in the past, regular goodwill amortisation was not stated as tax-deductible. Discounting these three exceptional effects, tax expense rose CHF 515 million and the tax rate now stands at 26.6%. I would like to point out, however, that we paid taxes totalling CHF 678 million in Switzerland in 2001.
Total equity in net income of affiliated companies posted in the previous year included gains of CHF 1.7 billion on the disposal of affiliated companies, notably Cablecom, tesion and D Plus. Due to the sale of 25% of Swisscom Mobile AG to Vodafone plc., the amount from minority interests rose from CHF 14 million to CHF 238 million.
For the year under review, we posted net income of CHF 5 billion. This translates into a 57% rise year-on-year.

Capital structure *(slide 7)*

Financial liabilities fell in 2001 by CHF 1.8 billion in total to CHF 4.2 billion. We repaid a loan of CHF 1.25 billion to Swiss Post. In addition, CHF 0.6 billion of short-term loans became due at affiliated companies.
As a result of the gain on the sale of Mobile (CHF 4.3 billion net) and the two packages of real estate (CHF 2.5 billion net), we were able to completely eliminate our net debt. Thanks to our focus on the Swiss market and selected niche markets, we generated operating free cash flow (before tax) of CHF 2.9 billion in 2001. This figure takes into account one-off exceptional contributions of CHF 440 million to the Group's own pension plan. As at the end of 2001, we held net funds of CHF 2.9 billion. Overall, we were able to increase our financial resources by CHF 5.7 billion last year.
Swisscom is able to present an extremely strong balance sheet and very healthy ratios: the book leverage fell from 38.9% to –24%; the equity ratio rose from 38.9% to 49.6%; and, thanks to record net income of CHF 5 billion, the return on equity (ROE) rose 10.7 percentage points to 57.9%.

Cash pay-outs to shareholders *(slide 8)*

The Board of Directors will propose to the Shareholders' Meeting on April 30 a dividend of CHF 11. In this respect, we are atypical of players in the telecommunications industry: thanks to our extremely solid balance sheet structure, we are able to pay out a stable dividend in cash. Thanks to one-off earnings during the course of last year, we are also in a position to request a capital reduction of CHF 8 per share, which will be attractive to our shareholders from a tax point of view. Once this reduction has been implemented, the nominal value per share will be CHF 9. If approved by the Shareholders' Meeting, shareholders will be paid CHF 19 per share. This represents a dividend yield of 4.2% on the adjusted closing price of Swisscom shares at the end of 2001 (CHF 451.83).
Including a theoretical value of a put option of CHF 8 in the case of a share buyback, we will pay out as much as CHF 27 to shareholders in 2002, a year-on-year increase in the cash pay-out of around 42%.
It remains Swisscom's policy to pay out around 50% of net income to shareholders in future. We see dividends, nominal value reductions and further share buybacks as ideal opportunities to do so. We always try to select the optimum pay-out method for our shareholders.

Summary and outlook *(slide 9)*

Finally, I would like to sum up and comment on our outlook:

- We have one of the strongest balance sheets in the sector. This remains the case even after the successful re-purchase of 9.99% of the share capital for CHF 4.3 billion.

- Our ratios are very good compared to those of our competitors and put us on a firm footing for the future.

- We are able to report solid growth in EBITDA and net income for the last financial year. And thanks to a CHF 5.7 billion increase in financial resources, we held net funds of CHF 2.9 billion as at the end of 2001.

- Overall, we expect a slight increase in revenue and aim to keep EBITDA stable compared to 2001.

- Net income will be substantially lower in 2002, as this year's figure included one-off gains from the sale of real estate and the 25% stake in Swisscom Mobile AG. EPS (earnings per share) will be affected by the following factors in particular:

- Share buyback, which will have a positive impact on earnings per share to the tune of around 8% year-on-year.

- Due to the one-off impairment of CHF 1.1 billion in respect of debitel's goodwill in 2001, depreciation on intangible assets will be lower in subsequent years. This will have a positive impact on EPS of CHF 2.30 p.a.

- The transaction involving the sale of 25% of Swisscom Mobile AG to Vodafone plc was completed at the end of March 2001. In 2002 the pay-out to Vodafone will have to cover 12 months. This will have a greater impact on minority interests.

- Effective tax expense at the usual effective tax rate of around 25%.

Based on the sound financial position at the end of 2001, we are firmly convinced that we are on track in taking our business forward. We always bear in mind the interests of our shareholders. "Cash is King" remains our motto! Therefore, we focus on profitable growth that will enable us to generate consistently high cash flow.


swisscom

Full year results 2001
Financials

Ueli Dietiker
CFO

swisscom

Key figures and financial highlights

Key figures

(in CHF mm)	2001	% change
Net revenue	14,174	0.8%
EBITDA	4,409	9.3%
EBITDA margin	31.1%	8.4%
EBIT[1]	2,235	22.1%
EBIT margin	15.8%	21.5%
Net income	4,964	57.3%
Net funds	2,899	n.m.
Improvement net funds (year on year)	5,790	n.m.

[1] EBIT before exceptional items

Financial highlights

- Stable revenue increase - mainly driven by 14.5% mobile expansion
- Solid growth of EBITDA (+9.3%)
- Exceptional sales succeeded:
  - Gain on sale of real estate (CHF 568 mm)
  - Gain on partial sale of Mobile (CHF 3,837 mm)
- Impairment of debitel goodwill (CHF 1,130 mm)
- Record net income of CHF 5 bn (+57.3%)
- Very strong balance sheet and solid ratios; also after the successful share buyback
- Strong sustainable cash generation


swisscom
Revenue analysis
(in CHF mm)
Total 14,060
0.8%
Total 14,174
12,500
10,000
7,500
5,000
2,500
0,000
1,113
3,993
1,834
2,730
1,293
3,097
(8.4%)
(4.6%)
(2.1%)
14.5%
0.4%
0.9%
1,019
3,808
1,796
3,127
1,298
3,126
2000
2001
Fixnet R&NW¹
Fixnet WS&CS¹
Mobile
ES
debitel
Other
Other 2001
Systems 477 (20.9%)
Broadcasting 180 (10.9%)
Directories 79 n.a.
bluewin 61 22.0%
Billag 47 11.9%
Other 175 (7.9%)
Stable revenue development thanks to the Swiss mobile business
¹ Fixnet R&NW = Fixnet Retail and Network, Fixnet WS&CS = Fixnet Wholesale and Carrier Services

Cost analysis

swisscom

(in CHF mm)

	2000	2001
Total	12,354	12,152
Depreciation and amortization	2,512	2,461
Other operating expenses (excl. SAC[2])	4,386	4,426
Personnel expenses[1]	2,236	2,289
SAC[2]	1,017	802
Goods and services purchased	2,203	2,174

Change 2000 → 2001: (1.6%)

Total cost contained through lower staff expenses and lower SAC

[1] Including termination benefits of CHF 122mm in 2000 and of CHF 92mm in 2001
[2] SAC = Subscriber acquisition costs (commissions and handset subsidies)


swisscom
EBITDA development
(in CHF mm)
EBITDA 2000
4,034
Fixnet R&NW[1]
25
Retail WS&CS[1]
56
Mobile
393
ES
(17)
debitel
20
Other
(12)
Corporate[2]
(90)
EBITDA 2001
4,409
+ 375 (+ 9.3%)
4,000
3,500
0

	Fixnet R&NW [1]	Fixnet WS&CS [1]	Mobile	ES	debitel	Other	Corporate [2]	Total EBITDA
2000	1,666	96	1,483	264	167	154	204	4,034
2001	1,691	152	1,876	247	187	142	114	4,409
%	+ 1.5%	+ 58.3%	+ 26.5%	- 6.4%	+ 12.0%	- 7.8%	- 44.1%	+ 9.3%

Decreased competitive pressure and ongoing cost management led to an EBITDA improvement of 9%

[1] Fixnet R& NW = Fixnet Retail and Network, Fixnet WS&CS = Fixnet Wholesale and Carrier Services
[2] Corporate represents not allocated corporate EBITDA

swisscom

Net income

(in CHF mm)	2000	2001
EBIT excluding exceptional items	1,831	2,235
Exceptional items[1]		3,275
EBIT including exceptional items	**1,831**	**5,510**
Net financial result	161	(355)
Income before income taxes, equity in net of affiliated companies and minority interest	**1,992**	**5,155**
Income tax (expense) benefit	(640)	15
Equity in net income of affiliated companies	1,749	32
Minority interest	(14)	(238)
Discontinuing operations	69	
Net income	**3,156**	**4,964**

Increase of net income substantially driven by extraordinary effects

[1] Exceptional items in 2001 (impairment of goodwill CHF 1,130mm, gain on sale of real estate CHF 568mm and the gain on partial sale of Swisscom Mobile CHF 3,837mm)

swisscom

Capital structure

(in CHF mm)	2000	2001
Short term debt	2,685	1,757
Long term debt	3,302	2,413
Interest bearing debt	**5,987**	**4,170**
Long term net finance lease obligation	480	1,330
Less: financial assets from lease-and-leaseback transactions	(1,194)	(1,295)
Less: cash, cash equivalents and securities	(2,382)	(7,104)
Net debt (net funds)	**2,891**	**(2,899)**
Shareholders' equity	8,570	12,069
Balance sheet total	22,003	24,349
Book leverage[1]	**33.7%**	**(24.0%)**
Equity ratio[2]	**38.9%**	**49.6%**

Strong ratios and solid position

[1] Book leverage = Net debt / Shareholders' equity
[2] Equity ratio = Shareholders' equity / Total assets

swisscom

Total cash paid out to shareholders

Financial year Pay-out year	1999 2000	2000 2001	2001 2002
Gross dividend (in CHF per share)	15.0	11.0	11.0
Par value reduction (in CHF per share)		8.0	8.0
Share buyback - approx. put option value (in CHF per share)			8.0
Total cash paid out to shareholders (in CHF per share)	**15.0**	**19.0**	**27.0**
Total cash paid out to shareholders (in CHF mm)	**1,103**	**1,397**	**1,846**
Nominal value before par value reduction (in CHF per share)	25.0	25.0	17.0
Nominal value after par value reduction (in CHF per share)		17.0	**9.0**
Number of shares before share buy-back (in mm)	73.55	73.55	73.55
Number of shares after share buy-back (in mm)			**66.20**
Swiss Confederation's stake before share buy-back	65.50%	65.50%	65.50%
Swiss Confederation's stake after share buy-back			**62.70%**


swisscom

Financials - Summary & Outlook

- One of the strongest balance sheets in the sector; also after the share buyback
- Comfortable ratios and a solid financial position
- Growth in 2001:
  - EBITDA (+9.3%)
  - Net income (+57.3%)
  - Net funds improvement of CHF 5.8 bn
- EBITDA Outlook (for the group): in line with 2001
- 2002 EPS will mainly be influenced by:
  - Buy-back, which improves EPS around 8%
  - Lower amortisation of goodwill (approx. CHF +2.30/share p.a.)
  - Minorities: 12 months Vodafone (9 months in 2001)
  - Normalised tax expenses (Swiss corporate tax rate = 25%)

Swisscom is well positioned for value-enhancing growth

Appendix

swisscom

Impairment of debitel goodwill

(in CHF mm)	Total investment	Goodwill
1999 acquisition 74.9% (€32/share)	3,394	3,360
2001 acquisition 20.0% (€34/share)	928	906
Total 94.2%	**4,322**	**4,266**
Amortisation of goodwill 1.10.99-31.12.01		(796)
Impairment of goodwill 31.12.01		(1,130)
Translation adjustments 1.10.99-31.12.01		(256)
Carrying amount 31.12.01		**2,084**
Future amortisation p.a.		**269**

This impairment charge reduces tax expenses in 2001 and improves future bottom-line by around CHF150 mm p.a.

[1] EBIT before exceptional items in 2001 (impairment of goodwill CHF 1,130mm, gain on sale of real estate CHF 568mm and the gain on partial sale of Swisscom Mobile CHF 3,837mm)


swisscom

Exceptional sales

Sale of two real estate portfolios

- Sale of 30 commercial and office properties for CHF 1.3 bn
- Sale of 166 commercial and office properties for CHF 1.3 bn
- Simultaneous agreements to lease back part of the sold property at approx. CHF 130 mm p.a.

⇒ net gain of CHF 568 mm

Partial sale of Swisscom Mobile

- Sale of 25% of the equity of Swisscom Mobile for CHF 4.5 bn
- First instalment of CHF 2.2 bn paid in Vodafone shares
- Second tranche of CHF 2.3 bn fully paid in cash

⇒ net gain of CHF 3,837 mm

Exceptionals caused an earning increase of CHF 4.4 bn and additionally a cash inflow of CHF 6.8 bn

swisscom

Tax calculation

(in CHF mm)	2001	Tax expenses	Tax rate
Income before taxes	**5,155**	**(15)**	
Impairment of debitel goodwill	1,130	374	
Gain on sale of real estate portfolios	(568)	(45)	
Gain on partial sale of Swisscom Mobile	(3,837)	186	
	1,880	**500**	**26.6%**
Tax expenses	(500)		
Equity in net income of affiliated companies	32		
Minority interest	(238)		
Adjusted net income 2001	**1,174**		


swisscom
Net cash/(debt) development
(in CHF mm)
(2,891)
Net debt
end 2000
Operating
Free CF1
(excl. taxes)
2,920
(678)
Tax
payments
Partial sale of
Swisscom Mobile
4,282
Sale of
real estate
2,484
(928)
Increase of
debitel stake
(1,398)
Dividends
and par value
reduction
(892)
Other2
Net cash
end 2001
2,899
Exceptional cash inflows led to a net cash position
1 Net cash provided by operating activities (excluding taxes) less CAPEX
2 Other: finance lease obligation real estate of CHF(746) mm and other items of CHF(146) mm
14

swisscom

Cash flow (I)

(in CHF mm)	2000	2001
EBITDA	**4,034**	**4,409**
Change in working capital	549	275
Payments for early retirements	(430)	(225)
Special contributions to pension fund		(440)
Net interests	(148)	48
Income taxes paid	(398)	(678)
Gain from cross-boarder tax lease transactions	214	
Net cash provided by operating activities	**3,821**	**3,389**

swisscom

Cash flow (II)

(in CHF mm)	2000	2001
Net cash provided by operating activities	**3,821**	**3,389**
Capital expenditures	(1,450)	(1,234)
Proceeds from sale of real estate[1]		1,735
Proceeds from partial sale of Swisscom Mobile		4,282
Acquisition of shares in debitel		(928)
Investments in current financial assets, net	421	(3,059)
Proceeds from sale of affiliated companies	1,734	73
Other cash flows from investing activities	198	(19)
Net cash from investing activities	**903**	**849**
Net cash used in financing activities	**(3,666)**	**(2,709)**
Net increase in cash and cash equivalents	**1,058**	**1,529**
Cash and cash equivalents at end of period	**2,265**	**3,788**

[1] Excluding sale and lease back of CHF 746 mm


swisscom
Share price performance
140
120
100
80
60
40
20
0
rebased to 100
Jan-01
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Swisscom +28%
Pure-play wireless[1]
(34%)
Incumbents[2]
(62%)
"Swisscom - Solid as a Rock"
[1] Market-weighted index includes Vodafone, Orange, Telefónica Móviles, Telecom Italia Mobile and mmO2
[2] Market-weighted index includes Deutsche Telekom, France Télécom, Telefónica, Telecom Italia and KPN
17